MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the Nine Months Ended September 30, 2003

In the following discussion and analysis of our financial condition and results of operations, unless the context indicates or otherwise requires, references to “we,” “us,” “our” or “PLDT Group” mean the Philippine Long Distance Telephone Company and its consolidated subsidiaries, and references to “PLDT” mean the Philippine Long Distance Telephone Company, not including its consolidated subsidiaries (see Note 2 to the accompanying financial statements for a list of these subsidiaries, including a description of their respective principal business activities).

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the accompanying financial statements and the related notes. Our financial statements, and the financial information discussed below, have been prepared in accordance with Philippine generally accepted accounting principles, or Philippine GAAP, which differs in certain significant respects from generally accepted accounting principles in the United States.

The financial information appearing in this report and in the accompanying financial statements is stated in Philippine pesos. All references to “pesos,” “Philippine pesos” or “Php” are to the lawful currency of the Philippines; all references to “U.S. dollars,” “US$” or “dollars” are to the lawful currency of the United States; all references to “Japanese yen,” “JP¥” or “¥” are to the lawful currency of Japan and all references to “Euro” or “€” are to the lawful currency of the European Union. Translations of Philippine peso amounts into U.S. dollars in this report and in the accompanying financial statements were made based on the exchange rate of Php54.877 to US$1.00, the volume weighted average exchange rate at September 30, 2003 quoted through the Philippine Dealing System.

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith, and we believe that they are reasonable in all material respects. However, we caution you that forward-looking statements and assumed facts or bases almost always vary from actual results, and the differences between the results implied by the forward-looking statements and assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the description of risks and cautionary statements in this report and in our 2002 Annual Report on Form 17-A. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as of the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the forward-looking statements in this report after the date hereof. In light of these risks and uncertainties, any forward-looking statement made in this report or elsewhere might not occur.

Financial Highlights

	September 30,	December 31,
(in millions)	2003	2002(1)
	(Unaudited)	(Audited)
Consolidated Balance Sheets
Total assets	Php296,502	Php303,330
Property, plant and equipment - net	247,148	252,025
Total debt	158,532	168,523
Total stockholders’ equity	92,617	88,088
Debt to equity ratio	1.71x	1.91x

	Nine Months Ended September 30,
	2003	2002(2)
Consolidated Statements of Income	(Unaudited)
Operating revenues	Php70,403	Php58,164
Operating expenses	48,053	43,999
Net operating income	22,350	14,165
EBIT(3)	15,747	14,722
EBITDA(4)	33,546	32,574
Net income	5,795	3,666
Operating margin	32%	24%
EBITDA margin	48%	56%
Consolidated Statements of Cash Flows
Net cash provided by operating activities	Php36,886	Php38,293
Net cash used in investing activities	11,773	11,882
Capital expenditures	10,997	11,111
Net cash used in financing activities	24,571	23,325

_____________

(1)  As restated to reflect the change in accounting policy on preoperating expenses, as described in Note 3 to the accompanying financial statements.

(2)  As restated to reflect the retroactive change in revenue recognition for prepaid cards from sales to usage beginning in the fourth quarter of 2002 and the change in accounting policy on preoperating expenses, as described in Note 3 to the accompanying financial statements.

(3) EBIT is defined as earnings before minority interest in net income (losses) of consolidated subsidiaries, adding back interest expense and related items, taxes and deducting interest income. EBIT should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating activities and other income or cash flow statement data prepared in conformity with generally accepted accounting principles, or as a measure of profitability or liquidity.

(4) EBITDA is defined as earnings before minority interest in net income (losses) of consolidated subsidiaries, adding back interest expense and related items, taxes, depreciation and amortization, deducting interest income and is presented because it is generally accepted as providing useful information regarding a company's ability to service and/or incur debt. EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating activities and other income or cash flow statement data prepared in conformity with generally accepted accounting principles, or as a measure of profitability or liquidity.

EBIT and EBITDA, on a consolidated basis for the nine months ended September 30, 2003 and 2002, are derived as follows:

	Nine Months Ended September 30,
	2003	2002(a)
(in millions)	(Unaudited)
Earnings before minority interest in net income (losses) of consolidated subsidiaries(b)	Php5,640	Php3,648
Add/(deduct): Interest expenses and related items, net of capitalized interest(c)	9,173	10,693
Provision for income tax(b)	1,531	1,176
Interest income	(597)	(795)
EBIT	15,747	14,722
Add: Depreciation and amortization(b)	17,799	17,852
EBITDA	Php33,546	Php32,574

________________

(a) As restated to reflect the retroactive change in revenue recognition for prepaid cards from sales to usage beginning in the fourth quarter of 2002.

(b) See statements of income in the accompanying financial statements.

(c) See Note 18 to the accompanying financial statements.

Overview

We are the largest and most diversified telecommunications company in the Philippines. We have organized our business into three main segments:

•               Fixed Line — fixed line telecommunications services primarily provided through PLDT. We also provide fixed line services through PLDT’s subsidiaries PLDT Clark Telecom, Inc., Subic Telecommunications Company, Inc., Maranao Telephone Company, Inc. and Bonifacio Communications Corporation, which together account for approximately 1% of our consolidated fixed lines in service, and PLDT Global Corporation;

•               Wireless — wireless telecommunications services provided by PLDT’s subsidiaries, Smart Communications, Inc., our cellular service provider, and Mabuhay Satellite Corporation, ACeS Philippines Cellular Satellite Corporation, and Telesat, Inc., our satellite and very small aperture terminal, or VSAT, operators; and

•               Information and Communications Technology — information and communications infrastructure and services for Internet applications, Internet protocol-based solutions and multimedia content delivery provided by PLDT’s subsidiary ePLDT, Inc.; Internet access services provided by ePLDT’s subsidiary Infocom Technologies, Inc.; and e-commerce, call centers and IT-related services provided by ePLDT’s other subsidiaries and associates, as described in Note 9 to the accompanying financial statements.

Results of Operations

The table below shows the contribution by each of our business segments to our consolidated operating revenues, operating expenses and net operating income (loss) for the nine months ended September 30, 2003 and 2002. Most of our revenues are derived from our operations within the Philippines. Our revenues derived from outside the Philippines consist primarily of revenues from incoming international calls to the Philippines.

	Nine Months Ended September 30,
	2003	%(1)	2002(2)	%(1)
	(Unaudited)
(in millions)
Operating Revenues
Fixed line	Php34,288	49	Php33,929	58
Wireless	34,858	49	23,622	41
Information and communications technology	1,257	2	613	1
	70,403	100	58,164	100
Operating Expenses
Fixed line	24,421	35	23,990	41
Wireless	22,226	31	19,043	33
Information and communications technology	1,406	2	966	2
	48,053	68	43,999	76
Net Operating Income (Loss)
Fixed line	9,867	14	9,939	17
Wireless	12,632	18	4,579	8
Information and communications technology	(149)	–	(353)	(1)
	Php22,350	32	Php14,165	24

________________

(1) Operating expenses and net operating income (loss) are computed as a percentage of operating revenues.

(2) As restated to reflect the retroactive change in revenue recognition for prepaid cards from sales to usage beginning in the fourth quarter of 2002.

Consolidated Operating Revenues

Largely driven by the continued strong growth of our wireless business, particularly Smart’s cellular business, our consolidated operating revenues for the first nine months of 2003 increased by Php12,239 million, or 21%, to Php70,403 million from Php58,164 million for the first nine months of 2002. Smart contributed Php34,502 million in revenues for the first nine months of 2003, an increase of 50% over its revenue contribution of Php22,968 million for the same period in 2002. Smart’s revenue contribution accounted for 49% of our consolidated operating revenues for the first nine months of 2003, compared to 39% for the same period in 2002.

Fixed Line

Our fixed line business provides local exchange service, international and national long distance services, data and other network services, and miscellaneous services. Revenues generated from this business in the first nine months of 2003 totaled Php34,288 million, an increase of Php359 million, or 1%, from Php33,929 million in the same period in 2002. This increase was due to higher revenues generated from international long distance service, data and other network services and miscellaneous services, partially offset by decreased revenues from local exchange service and national long distance service. As a percentage of our consolidated operating revenues, however, fixed line revenues decreased in the first nine months of 2003 to 49% from 58% in the same period in 2002 principally due to the continued strong growth of our wireless business.

The following table summarizes our consolidated operating revenues from our fixed line business for the nine months ended September 30, 2003 and 2002 by service segment:

	Nine Months Ended September 30,
	2003	%	2002	%
	(Unaudited)
(in millions)
Fixed line services:
Local exchange(1)	Php15,607	45	Php15,936	47
International long distance	9,247	27	7,804	23
National long distance	4,793	14	5,837	17
Data and other network	4,381	13	4,126	12
Miscellaneous	260	1	226	1
Total	Php34,288	100	Php33,929	100

________________

(1) 2002 has been restated to reflect the change in revenue recognition for prepaid cards from sales to usage beginning in the fourth quarter of 2002.

Local Exchange Service

Our local exchange service revenues consist of:

•               flat monthly fees for our postpaid service;

•               installation charges and other one-time fees associated with the establishment of customer service;

•               fixed charges paid by other telephone companies, charges retained by PLDT for calls terminating to cellular subscribers within the local area, and local access charges paid by cellular operators for calls by cellular subscribers that terminate to our local exchange network;

•               revenues from usage of prepaid cards for calls within the local area and any unused peso value of expired prepaid cards;

•               call revenues generated from payphones and coin-operated phones; and

•               charges for special features, including bundled value-added services such as call waiting, call forwarding, 3-party conference calling, speed calling and Caller ID.

The following table summarizes key measures of our local exchange service business segment as of and for the nine months ended September 30, 2003 and 2002:

	Nine Months Ended September 30,
	2003	2002
	(Unaudited)

Consolidated local exchange revenues (in millions)(1)	Php15,607	Php15,936
Number of fixed lines in service
PLDT Group	2,123,510	2,153,798
PLDT(2)	2,098,493	2,128,396
Number of PLDT employees	10,355	12,584
Number of PLDT fixed lines in service per PLDT employee	203	169

________________

(1) 2002 has been restated to reflect the change in revenue recognition for prepaid cards from sales to usage beginning in the fourth quarter of 2002.

(2) Approximately 85% and 88% were postpaid fixed line subscribers as of September 30, 2003 and 2002, respectively.

Revenues from our local exchange service for the first nine months of 2003 decreased by Php329 million, or 2%, to Php15,607 million from Php15,936 million for the same period in 2002. The decrease was due to a continuing shift in subscriber preference from postpaid to prepaid services, which generate lower average revenue per subscriber, partially offset by adjustments in our monthly local service rates. The percentage contribution of local exchange revenues to our total fixed line revenues also decreased in the first nine months of 2003 to 45% from 47% in the same period in 2002.

Gross additions to PLDT's fixed lines in service in the first nine months of 2003 totaled 400,514, a decrease of 1% from the gross additions of 405,703 in the same period in 2002. On a net basis, PLDT’s fixed line additions in the first nine months of 2003 totaled 5,954, which was 89% lower compared to the net additions of 53,287 in the same period in 2002. While fixed line additions totaled 75,941 for PLDT’s prepaid fixed line services, particularly Teletipid and Telesulit, PLDT’s postpaid fixed lines in service declined by 69,987 in the first nine months of 2003.

Initially intended as an affordable alternative telephone service for consumers under difficult economic conditions, Teletipid now forms an important part of PLDT's overall churn and credit risk exposure management and subscriber retention strategy. Teletipid phone kits, each containing Php300 worth of pre-stored call credits, are sold for Php1,700 per unit. Prior to May 1, 2002, Teletipid subscribers were charged based on usage at a rate of Php0.50 per minute for local calls and at the same rates applicable to postpaid fixed line subscribers for national and international long distance calls. Effective May 1, 2002, the local call rate was increased to Php1.00 per minute, but the rates for national and international long distance calls remained unchanged.

Launched in February 2002, Telesulit is a premium variant to Teletipid. Telesulit phone kits, each containing Php500 worth of pre-stored call credits, are sold for Php1,900 per unit. Effective

February 1, 2003, the local call rate for Telesulit was increased to Php1.00 per minute from Php0.75 per minute, while the national and international long distance rates are the same as those applicable to Teletipid and postpaid fixed line subscribers. Teletipid subscribers migrating to Telesulit are able to retain their telephone numbers.

As of September 30, 2003, PLDT’s active prepaid fixed line subscribers totaled 318,968, of which 100,491 were Teletipid subscribers and 218,477 were Telesulit subscribers. These subscribers accounted for approximately 15% of PLDT’s total fixed lines in service as of September 30, 2003.

A prepaid fixed line subscriber is recognized as an active subscriber when that subscriber activates and uses a prepaid call card. Prepaid fixed line subscribers can reload their accounts by purchasing call cards that are sold in denominations of Php300 in the case of Teletipid and Php500 in the case of Telesulit. Reloads are valid for two months. A prepaid fixed line subscriber is disconnected if that subscriber does not reload within four months for Teletipid and within one month for Telesulit after the expiry of the last reload. All sales of prepaid Teletipid and Telesulit cards, whether through dealers or through PLDT's business offices, are non-refundable.

Pursuant to a currency exchange rate adjustment mechanism authorized by the Philippine National Telecommunications Commission, or the NTC, we adjust our monthly local service rates upward or downward by 1% for every Php0.10 change in the peso-to-dollar exchange rate relative to a base rate of Php11.00 to US$1.00. During the first nine months of 2003, we implemented nine upward adjustments and three downward adjustments in our monthly local service rates, compared to seven upward adjustments and six downward adjustments during the same period in 2002. The average peso-to-dollar rate in the first nine months of 2003 was Php53.877 to US$1.00, compared to the average of Php51.062 to US$1.00 in the first nine months of 2002. This change in the average peso-to-dollar rate translated to a peso depreciation of 5%, which resulted in an average net increase of 5% in our monthly local service rates in the first nine months of 2003.

Effective January 1, 2003, local access charges for cellular subscribers’ calls that terminate to our fixed line subscribers increased from Php2.00 per minute to Php2.50 per minute, which will further increase to Php3.00 per minute effective January 1, 2004.

To attract new fixed line subscribers and retain existing ones, PLDT has introduced various value-added services such as Caller ID. Caller ID allows subscribers to identify callers by telephone number, and it is now bundled at special rates with other value-added phone services, such as call waiting, call forwarding, 3-party conference calling and speed calling.

The ratio of PLDT fixed lines in service per PLDT employee improved from 169 at September 30, 2002 to 203 at September 30, 2003. This improvement resulted from the net decrease in PLDT’s employee headcount. During the twelve months ended September 30, 2003, PLDT’s workforce was reduced by 18% to 10,355 employees mainly on account of PLDT’s manpower reduction program.

International Long Distance Service

Our international long distance revenues, which we generate through our international gateway facilities, consist of:

•               inbound call revenues representing settlements from foreign telecommunications carriers for inbound international calls;

•               access charges paid to us by other Philippine telecommunications carriers for terminating inbound international calls to our local exchange network; and

•               outbound call revenues representing amounts billed to our customers (other than our cellular customers) for outbound international calls, net of amounts payable to foreign telecommunications carriers for terminating calls in their territories.

The following table shows information about our international long distance business for the nine months ended September 30, 2003 and 2002:

	Nine Months Ended September 30,
	2003	2002
	(Unaudited)

Consolidated international long distance revenues (in millions)	Php9,247	Php7,804
Inbound	7,840	6,158
Outbound	1,407	1,646

International call volumes (in million minutes)
PLDT Group(1)	1,722	2,089
Inbound	1,602	1,957
Outbound	120	132
Inbound-outbound call ratio	13.3:1	14.8:1

PLDT	1,626	1,930
Inbound	1,508	1,801
Outbound	118	129
Inbound-outbound call ratio	12.8:1	14.0:1

________________

(1) Excludes cellular call volumes.

Our consolidated international long distance revenues increased by Php1,443 million, or 18%, to Php9,247 million in the first nine months of 2003 from Php7,804 million in the same period in 2002, primarily as a result of an increase in the average termination rates. Likewise, the percentage contribution of international long distance revenues to our total fixed line revenues increased in the first nine months of 2003 to 27% from 23% in the same period in 2002.

Our revenues from inbound international long distance calls for the first nine months of 2003 increased by Php1,682 million, or 27%, to Php7,840 million from Php6,158 million for the same period in 2002 primarily due to an increase in PLDT’s average termination rates and the positive impact of the depreciation of the average value of the peso relative to the U.S. dollar, partially offset by the effect of lower inbound call volumes.

Our inbound international long distance call volumes for the first nine months of 2003 decreased by 18% to 1,602 million minutes from 1,957 million minutes for the same period in 2002 primarily due to increased competition from alternative means of long distance communications, particularly e-mail, international text messaging and Internet telephony and more inbound calls terminating directly to cellular subscribers. In addition, the increase in our average termination rates has also resulted in reduced inbound call volumes, principally those being routed through direct facilities from the U.S. to the Philippines.

After lengthy negotiations commencing in May 2002 with carriers around the world, PLDT increased its termination rates with carriers accounting for a substantial portion of its international traffic terminating on its fixed line network to US$0.12 per minute effective February 1, 2003 for international long distance calls terminating on its fixed line network. Prior to the increase in termination rates, a substantial portion of PLDT’s international inbound traffic terminating on its fixed line network was charged an average termination rate of approximately US$0.08 per minute. On March 10, 2003, the International Bureau of the U.S. Federal Communications Commission, or U.S. FCC, issued an Order on petitions filed separately by AT&T and MCI requiring all U.S. carriers providing direct facilities-based service on the U.S.-Philippines route to suspend payments for termination services to Philippine carriers, including PLDT, Smart and Subic Telecom, until such time as the U.S. FCC issues a public notice that the affected circuits of U.S. carriers on the U.S.-Philippine route are fully restored. The Order also removed the Philippines from the list of U.S.- international routes approved for the provision of International Simple Resale. In response to the Order of the International Bureau of the U.S. FCC, the NTC issued a Memorandum Order dated March 12, 2003, directing all affected Philippine carriers “(1) not to accept terminating traffic via direct circuits from U.S. facilities-based carriers who do not pay Philippine carriers for services rendered; and (2) to take all measures necessary to collect payments for services rendered in order to preserve the viability, efficiency, sustained growth and development and continued competitiveness of the Philippine telecommunications industry.” On April 9, 2003, we filed with the U.S. FCC an application for review of the International Bureau’s March 10, 2003 Order. On April 24, 2003, AT&T and MCI filed oppositions to our application for review of the International Bureau’s March 10, 2003 Order and on May 5, 2003, we filed our reply to these oppositions. Our revenues derived from international long distance calls have not been materially adversely affected by the Order of the International Bureau of the U.S. FCC because most of the facilities-based traffic originating in the United States is being routed through circuits of third parties not subject to the Order. To resolve the long standing issue on termination rates and to allow Philippine and US carriers to freely negotiate a mutually acceptable settlement of this issue, and to provide an appropriate atmosphere for commercial negotiations to prosper, on October 17, 2003 the NTC lifted its March 12, 2003 Order and ordered all Philippine carriers to immediately accept terminating traffic via direct circuits from U.S. facilities based carriers on mutually acceptable final or interim termination rates, on terms and conditions agreed upon by the parties. Based on the negotiations between the NTC and the U.S. FCC, the NTC stated in its October 17, 2003 Order that it expects the U.S. FCC to immediately lift its March 10, 2003 Order, thereby canceling the non-payment provisions thereof and subsequently returning the Philippines to the list of U.S.-international routes approved for the provision of international simple resale. As of November 3, 2003, the U.S. FCC has yet to lift its March 10, 2003 Order. PLDT is currently in negotiations with AT&T and MCI with respect to new termination rate agreements. See Note 26 of the accompanying financial statements for further discussion.

The depreciation of the peso increased our inbound international long distance revenues in peso terms because settlement charges for inbound calls are billed in U.S. dollars or in special drawing rights, an established method of settlement among international telecommunications carriers using values based on a basket of foreign currencies, that are translated into pesos at the prevailing exchange rates at the time of billing.

Our revenues from outbound international long distance calls for the first nine months of 2003 decreased by Php239 million, or 15%, to Php1,407 million from Php1,646 million for the same period in 2002. The decline was primarily due to reduced IDD rates attributable to our corporate customers and lower outbound call volumes, partly offset by the positive impact of the depreciation on the peso on outbound international long distance service revenues.

The depreciation of the peso increased our outbound international long distance revenues in peso terms because outbound calls are charged at U.S. dollar rates and billed to our subscribers in pesos at the prevailing exchange rates at the time of billing. This increase, however, was not sufficient to compensate for the reduced IDD rates attributable to our corporate customers and the decline in outbound call volumes. Our outbound international long distance call volumes declined by 9% to 120 million minutes in the first nine months of 2003 from 132 million minutes in the same period in 2002 primarily due to cellular substitution (subscribers opting to use cellular for international outbound calls) and the popularity of alternative means of communications such as e-mailing and text messaging.

National Long Distance Service

Our national long distance revenues consist of:

•               per minute charges for calls made by our fixed line customers outside of the local service areas but within the Philippines, net of interconnection charges payable for calls carried through the backbone network of, and/or terminating to the customer of, another telecommunications carrier; and

•               access charges received from other telecommunications carriers for calls carried through our backbone network and/or terminating to our customers.

The following table shows our national long distance revenues and call volumes for the nine months ended September 30, 2003 and 2002:

	Nine Months Ended September 30,
	2003	2002
	(Unaudited)

Consolidated national long distance revenues (in millions)	Php4,793	Php5,837
National long distance call volumes (in million minutes)
PLDT Group	1,534	1,735
PLDT	1,511	1,709

Our national long distance revenues decreased by Php1,044 million, or 18%, to Php4,793 million in the first nine months of 2003 from Php5,837 million in the same period in 2002 as a result of lower call volumes. Accordingly, the percentage contribution of national long distance revenues to our total fixed line revenues was down to 14% for the first nine months of 2003 from 17% for the same period in 2002.

Our national long distance call volumes decreased by approximately 12% to 1,534 million minutes in the first nine months of 2003 from 1,735 million minutes in the same period in 2002. Cellular substitution and the widespread availability and growing popularity of alternative non-voice means of communications, particularly cellular text messaging and e-mailing, have negatively affected call volumes.

The decrease in our national long distance revenues in the first nine months of 2003 compared to the same period in 2002 was, however, mitigated by the impact of the launch of various PLDT Premium Phone Services and rate adjustments.

PLDT Premium Phone Services allow customers to access voice-based content and information through an automated call-in facility for a certain fee. Over 30 premium phone service applications are being offered to PLDT customers ranging from appointment-booking services for select embassies (including, among others, the U.S. and Australian embassies in the Philippines), entertainment and TV gameshow hotlines, televoting, spiritual and love counseling, celebrity chat, phone karaoke and music services. PLDT charges an average of Php10 per minute for these premium phone services.

Effective March 1, 2003, the rate for national long distance, or NDD, calls terminating to other local exchange carriers increased from a flat rate of Php4.50 per minute to Php5.00 per minute. Previously, this rate ranged from Php3.00 to Php5.00 per minute, depending on distance, but was later simplified to a flat rate of Php4.50 per minute. Effective June 8, 2003, the rate for national long distance calls originating from and terminating to PLDT subscribers was adjusted to Php5.00 per minute.

Data and Other Network Services

In the first nine months of 2003, our data and other network services continued to register increasing revenues. This growth segment of our fixed line business generated revenues of Php4,381 million in the first nine months of 2003, an increase of Php255 million, or 6%, from Php4,126 million in the same period in 2002. The percentage revenue contribution of this business segment to our total fixed line revenues increased to 13% in the first nine months of 2003 from 12% in the same period in 2002, primarily due to the increase in digital subscriber line, or DSL, subscribers and corporate clients, which subscribe to ARCSTAR bandwidth services, as well as the launch of new services, such as PLDT Vibe and Vibe Card. We currently expect that demand for, and therefore revenues generated from, these services will continue to grow in the foreseeable future.

Data and other network services we currently provide include:

•               traditional bandwidth services — high-speed point-to-point domestic and international digital leased line services;

•               broadband/packet-based/Internet-based services — frame relay, asynchronous transfer mode or ATM, Internet protocol-virtual private network or IP-VPN, DSL, Internet gateway, and wholesale digital signal level 3 or DS3; and

•               other packet-based switching services — Datapac and integrated services digital network, or ISDN.

The foregoing services are used for the following:

•               domestic and international communication;

•               broadband data transmission services that transmit data over a range of frequencies and/or bandwidth into several narrower bands;

•               Internet exchange services that provide Internet service providers, or ISPs, with a primary connection to the global Internet to exchange local traffic generated within the Philippines;

•               private networking services that use the public Internet as a backbone for private interconnection between different locations;

•               switch-based services, provided through a fixed bandwidth transmission facility, that allow establishment of a dedicated connection for the duration of a call; and

•               international packet-based services, provided through bilateral arrangements and global alliances, that integrate voice, video and data transmission.

Traditional bandwidth services accounted for 51% of the total revenues from PLDT’s data and other network services for the first nine months of 2003, broadband/IP-based services accounted for 43%, and other services accounted for the remaining 6%, compared to 58%, 37% and 5%, respectively, for the same period in 2002. These percentage changes indicate a continuing shift in data and other network revenues from traditional bandwidth services to broadband/IP-based services. We expect this trend to continue given the growing demand for broadband transmission of voice, data and video due to the continued growth of the Internet, e-commerce and other online services.

In May 2002, PLDT launched a pay-per-use dial-up Internet service under the brand name PLDT Vibe, which is available on a postpaid or prepaid basis to PLDT’s fixed line subscribers. Charges for this service are Php0.25 per minute for off-peak hours, which are from 10:01 p.m. to 6:00 a.m., and Php0.50 per minute for peak hours, which are from 6:01 a.m. to 10:00 p.m. With the launch of PLDT Vibe, PLDT now offers two residential Internet service packages targeting separate markets: PLDT Vibe for light to medium Internet users and myDSL broadband for heavy Internet users. As of September 30, 2003, the number of PLDT’s postpaid fixed line subscribers that signed up for PLDT Vibe was 113,575 while the number of subscribers to PLDT DSL and myDSL broadband service reached 18,334.

In August 2002, PLDT launched Shops.work, a network solution that allows the electronic linking of retail stores providing, among other features, sales and inventory reports, up-to-date and real-time monitoring of sales and inventory, and on-line access to head offices.

In March 2003, PLDT launched a number of data services, namely: Continuum, iView and Encompass, all under the Brains umbrella. Brains Continuum provides customers the ability to recover from service interruptions and offers network diversity, facility and hosting services in partnership with ePLDT. Brains iView enables customers to monitor the performance of their network, track bandwidth utilization patterns and identify the source of network problems. Brains Encompass provides a broad range of services for the customers’ managed networking needs, be it a wide area network or local area network.

In April 2003, PLDT introduced a full two-way fixed line text messaging service under the brand name Hype, which allows subscribers to send and receive text messages to and from landline and mobile phones, and is capable of international text messaging. Hype also allows subscribers to join TV network-based and new PLDT-initiated texting services.

Miscellaneous

Miscellaneous revenues are derived mostly from directory advertising and facilities rental. For the first nine months of 2003, these revenues increased by Php34 million, or 15%, to Php260 million from Php226 million for the same period in 2002, and accounted for approximately 1% of our total fixed line revenues in each of these comparable periods.

Wireless

Our wireless business segment offers cellular services as well as satellite, VSAT, and other services.

The following table summarizes our consolidated operating revenues from our wireless business for the nine months ended September 30, 2003 and 2002 by service segment:

	Nine Months Ended September 30,
	2003	%	2002(1)%
	(Unaudited)
(in millions)
Wireless services:
Cellular	Php34,502	99	Php22,968	97
Satellite, VSAT and others	356	1	654	3
Total	Php34,858	100	Php23,622	100

________________

(1) As retroactively restated to reflect the change in revenue recognition for prepaid cards from sales to usage beginning in the fourth quarter of 2002.

Our wireless service revenues increased significantly by Php11,236 million, or 48%, to Php34,858 million in the first nine months of 2003 from Php23,622 million in the same period in 2002 mainly as a result of the continued strong growth in revenues generated from Smart’s cellular service. Accordingly, as a percentage of our consolidated operating revenues, wireless service revenues increased to 49% for the first nine months of 2003 from 41% for the same period in 2002.

Cellular Service

Our cellular service revenues consist of:

•               revenues derived from actual usage of the network by prepaid subscribers and any unused peso value of expired prepaid cards or electronic air time loads, net of discounts given to dealers;

•               monthly service fees from postpaid subscribers, including (1) charges for calls in excess of allocated free local calls, (2) toll charges for national and international long distance calls, (3) charges for text messages of our GSM service customers in excess of allotted free text messages and (4) charges for value-added services, net of related content provider costs;

•               revenues generated from incoming calls and messages to our subscribers, net of interconnection expenses; fees from reciprocal traffic from international correspondents; and revenues from inbound international roaming calls for the GSM service;

•               service fees charged to Piltel for using Smart's GSM network for Piltel's Talk 'N Text prepaid cellular service; and

•               other charges, including those for reconnection and migration.

Proceeds from the sale of handsets and SIM cards are not recorded as part of cellular service revenues. Gains on the sale of handsets are offset against selling and promotion expenses, while losses on the sale of handsets and SIM cards are included as part of selling and promotion expenses.

Our cellular service revenues for the first nine months of 2003 amounted to Php34,502 million, an increase of Php11,534 million, or 50%, from Php22,968 million for the same period in 2002. Cellular service revenues accounted for 49% of our consolidated operating revenues for the first nine months of 2003, compared to 40% for the first nine months of 2002. The significant increase in our cellular service revenues was primarily a result of respective 51% and 77% increases in prepaid and postpaid subscribers, partially offset by about 4% drop in net blended monthly average revenue per user, or ARPU. Our GSM subscriber base increased by 3,061,692, or 51%, from 5,949,236 as of September 30, 2002 to 9,010,928 as of September 30, 2003.

Smart markets nationwide cellular communications services under the brand names Smart Buddy, Smart Gold and addict mobile. Smart Buddy is a prepaid service while Smart Gold and addict mobile are postpaid services, which are all provided through Smart's digital GSM network. Introduced in April 2003, addict mobile offers exclusive multimedia content to subscribers and features personalized means for Internet surfing, allowing subscribers to apply their allocated free credits towards their choice of data and value-added services.

The following table summarizes key measures of our cellular business as of and for the nine months ended September 30, 2003 and 2002:

	Nine Months Ended September 30,
	2003	2002(1)
	(Unaudited)

Cellular revenues (in millions)(1)	Php34,502	Php22,968
GSM	34,240	22,695
Voice	17,893	12,045
Data	12,780	8,496
Others(2)	3,567	2,154
Analog	–	54
Others(3)	262	219
Cellular subscriber base	9,010,928	6,122,604
GSM	9,010,928	5,949,236
Prepaid	8,779,170	5,818,005
Postpaid	231,758	131,231
Analog(4)	–	173,368
Prepaid	–	19,316
Postpaid	–	154,052
Systemwide subscriber base(5)	11,550,792	7,796,710
Traffic volumes (in millions)
Calls (in minutes)	2,619	2,062
Domestic	1,842	1,380
International	777	682
Inbound	674	601
Outbound	103	81
Messages - SMS(6)	16,969	11,743

________________

(1)  2002 has been retroactively restated to reflect the change in revenue recognition for prepaid cards from sales to usage beginning in the fourth quarter of 2002.

(2)  Refers to other non-subscriber-related revenues, such as facility service fees from Smart’s revenue-sharing agreement with Piltel and inbound international roaming fees.

(3)  Refers to all other services consisting primarily of revenues from Smart Money Holdings Corporation, Public Calling Offices and SMARTalk payphones, and a small number of leased line contracts.

(4)  Smart closed down its analog/ETACS network in December 2002.

(5)  Includes Piltel’s Talk’N Text subscribers of 2,539,864 and 1,674,106 as of September 30, 2003 and 2002, respectively. Talk’N Text is a prepaid GSM service provided by Piltel using Smart’s GSM network.

(6)  Refers to short messaging service or text messaging.

Voice Services

Smart’s revenues from voice services, which include all voice traffic and value-added services such as voice mail and international roaming, increased by Php5,848 million, or 49%, to Php17,893 million in the first nine months of 2003 from Php12,045 million in the same period in 2002 mainly due to the increase in subscriber base, as well as the increase in termination rates for inbound international long distance calls.

Data Services

Smart’s revenues from cellular data services, which include all text messaging-related services as well as value-added services, increased by Php4,284 million, or 50%, to Php12,780 million in the first nine months of 2003 from Php8,496 million in the same period in 2002. In the first nine months of 2003 and 2002, cellular data services accounted for 37% of Smart's cellular revenues for both periods. In the first nine months of 2003, text messaging-related services contributed revenues of Php11,389 million, compared to Php7,535 million in the same period in 2002, and accounted for 89% of the total cellular data revenues for the first nine months of 2003 and 2002. Revenues from domestic text-related services amounted to Php10,177 million in the first nine months of 2003, compared to Php6,750 million in the same period in 2002, representing 80% and 79% of cellular data revenues for the first nine months of 2003 and 2002, respectively. International text contributed revenues of Php1,212 million in the first nine months of 2003, up by 54% from Php785 million in the same period in 2002. The increase in revenues from text messaging-related services resulted mainly from a 45% increase in volume of text messages to 16,969 million outbound messages during the first nine months in 2003 from the 11,743 million outbound messages handled during the same period in 2002.

Smart zedä contributed revenues of Php574 million in the first nine months of 2003, compared to Php384 million in the same period in 2002. Other value-added services developed by Smart on its own platform contributed total revenues of Php748 million in the first nine months of 2003 and Php563 million in the first nine months 2002. In the first nine months of 2003 and 2002, Smart also recognized revenues of Php69 million and Php14 million, respectively, from mobile banking, roaming short messaging service, wireless application protocol, and Smart Money.

Facility Services

Smart’s revenues from GSM service for the first nine months of 2003 and 2002 included facility service fees totaling Php2,923 million and Php1,732 million, respectively, representing Smart’s 50% share from Piltel’s Talk ‘N Text revenues, net of interconnection fees. As of September 30, 2003 and 2002, Piltel had 2,539,864 and 1,674,106 Talk ‘N Text subscribers, respectively, using Smart’s GSM network pursuant to a facilities service agreement between Smart and Piltel. See Note 16 to the accompanying financial statements for a description of this agreement.

Subscriber Base, ARPU and Churn Rates

Of Smart’s 9,010,928 GSM subscribers as of September 30, 2003, prepaid subscribers accounted for 97% while postpaid subscribers accounted for the remaining 3%. Smart's prepaid GSM subscriber base grew by 51% to 8,779,170 as of September 30, 2003 from 5,818,005 as of September 30, 2002, whereas Smart's postpaid GSM subscriber base increased by 77% to 231,758 as of September 30, 2003 from 131,231 as of September 30, 2002. Smart’s prepaid and postpaid net subscriber activations totaled 2,130,132 and 55,110, respectively, in the first nine months of 2003, or a monthly average addition of 236,681 prepaid and 6,123 postpaid subscribers.

Revenues attributable to Smart’s prepaid service amounted to Php28,231 million in the first nine months of 2003, a 46% increase over the Php19,387 million earned in the same period in 2002. Net prepaid revenues in the first nine months of 2003 accounted for 92% of GSM voice and data revenues, compared to 94% in the same period in 2002. Revenues attributable to Smart’s postpaid service amounted to Php2,442 million in the first nine months of 2003, a 112% increase over the Php1,154 million earned in the same period in 2002. Net postpaid revenues in the first nine months of 2003 accounted for 8% of GSM voice and data revenues, compared to 6% in the same period in 2002.

The following table summarizes Smart's usage-based monthly ARPUs for the nine months ended September 30, 2003 and 2002:

	Nine Months Ended September 30,
	2003(3)		2002(1)
	Gross	Net	Gross	Net
GSM
Prepaid	Php517	Php415	Php584	Php438
Postpaid	1,732	1,304	2,052	1,452
Blended	550	439	608	455
Analog(2)
Prepaid	Php–	Php–	Php85	Php63
Postpaid	–	–	32	27
Blended	–	–	45	35

________________

(1)     As restated to reflect the change in revenue recognition for prepaid cards from sales to usage beginning in the fourth quarter of 2002.

(2)     Smart closed down its analog network operation in December 2002.

(3)     As restated to reflect the exclusion of pre-termination fees in the calculation of postpaid ARPUs, see discussion below.

ARPU is computed for each month by dividing the revenues for the relevant services for the month by the average of the number of subscribers at the beginning and at the end of the month. Gross monthly ARPU is computed by dividing the revenues for the relevant services, gross of dealer discounts and allocated content-provided costs, including interconnection income but excluding inbound roaming revenues, by the average number of subscribers. Net monthly ARPU, on the other hand, is calculated based on revenues net of dealer discounts and allocated content-provided costs and interconnection income net of interconnection expense. ARPU for any period of more than one month is calculated as the simple average of the monthly ARPUs in that period.

Smart’s prepaid service revenues consist mainly of charges for subscribers' actual usage of their prepaid cards. Gross monthly ARPU for Smart’s prepaid GSM service for the first nine months of 2003 was Php517, compared to Php584 for the same period in 2002. The decline was attributable mainly to the decrease of 14% and 21% in outbound and inbound local traffic per subscriber (covering mobile-to-fixed and mobile-to-mobile traffic), respectively, for the first nine months of 2003. On a net basis, ARPU for the first nine months of 2003 decreased to Php415 from Php438 in the same period in 2002. We expect Smart’s prepaid ARPUs to continue to decline over time as Smart expands further into the lower end of the market.

Monthly ARPU for Smart’s postpaid GSM service is calculated in a manner similar to that of prepaid service, except that the revenues consist mainly of monthly service fees and charges on usage in excess of the monthly service fees. Further, monthly postpaid ARPUs are now calculated to exclude pre-termination fees with restatement, for comparative purposes, effective the second half of 2002 onwards. Until April 2003, pre-termination fees had been reported as part of usage revenues and included in the calculation of postpaid ARPUs. ARPU is a measure associated with a subscribers’ actual usage of the network on which pre-termination fees would have had no effect. Pre-termination fees are one-time fees charged to subscribers who terminate their postpaid service prior to the end of their respective “lock-in” periods. These “lock-in” periods are imposed in cases where a free or discounted handset has been provided to a subscriber as part of a postpaid plan which normally last for 24 months. As of September 30, 2003, 94% of Smart’s postpaid subscribers have “locked in” contracts. This change in ARPU calculation would have had no material effect on our net income as reported in 2002 and in the first quarter of 2003. Beginning the second quarter of 2003, pre-termination fees were included, upon collection, under “Others” of “GSM Revenues” and are therefore no longer included for the purpose of calculating ARPUs.

Gross monthly ARPU for postpaid GSM subscribers for the first nine months of 2003 was Php1,732, compared to Php2,052 for the first nine months of 2002. On a net basis, postpaid ARPU decreased by 10% to Php1,304 in the first nine months of 2003 from Php1,452 in the same period in 2002. Smart's GSM monthly gross blended ARPU, both prepaid and postpaid, for the first nine months of 2003 were Php550, compared to Php608 for the same period in 2002. Blended net monthly ARPU decreased by 4% to Php439 in the first nine months of 2003 from Php455 in the same period in 2002.

Smart's 50% share of Piltel's revenues from Talk ‘N Text under a revenue-sharing agreement between Smart and Piltel are not included in the computations of Smart's ARPUs.

Churn, or the rate at which existing subscribers have their service canceled in a given period, is computed based on total disconnections in the period, net of reconnections in the case of postpaid subscribers, divided by the average of the number of subscribers at the beginning and the end of a month, all divided by the number of months in the same period.

A prepaid cellular subscriber is recognized as an active subscriber when that subscriber activates and uses the SIM card in the handset, which already contains Php100 worth of pre-stored air time. Subscribers can then reload by purchasing prepaid call-and-text cards that are sold in denominations of Php300, Php500 and Php1,000 or, by purchasing additional air time “over the air” via Smart Load or through their handsets using Smart Money. Reloads have validity periods ranging from three days to two months, depending on the amount reloaded. A prepaid GSM account is disconnected if the subscriber does not reload within four months after the full usage or expiry of the last reload. As a result, a subscriber would not be included in our churn rate calculation for up to four months and three days to six months after the subscriber may have stopped using the service to make calls or send messages (although the subscriber may continue to receive calls and messages). These effects may cause our calculated churn rate for a period to be lower than the actual rate at which subscribers are ceasing to use Smart's services, and may contribute to more rapid growth in calculated churn following periods of rapid subscriber growth.

For Smart's prepaid GSM subscribers, the average monthly churn rate for the first nine months of 2003 was 2.9%, compared to 3.5% in the first nine months of 2002. Smart's churn continues to be influenced by several factors, particularly the sluggishness of the Philippine economy, which negatively affected the ability of some subscribers to afford the service. In line with the various churn management initiatives implemented to address increased churn rates, Smart launched PureTxt 100 in August 2002. PureTxt 100 was originally a text-only card with a denomination of Php100 intended for Smart Buddy subscribers. Once a PureTxt 100 card was loaded, the incoming and outgoing voice call capabilities of the subscriber were temporarily deactivated until such time that the subscriber reloaded a “call and text” card in a denomination of at least Php300. On May 11, 2003, Smart Buddy and Piltel’s Talk 'N Text launched SmartLoad, an “over-the-air” electronic loading facility designed to make reloading of air time credits more convenient for, and accessible to consumers. These “over-the-air” reloads, which have both voice and text functions, are packaged in smaller denominations of Php30, Php60, Php115 and Php200, but have shorter validity periods of three days, six days, 12 days and 30 days, respectively. Since its introduction, SmartLoad has averaged over 1.2 million transactions per day. As of September 30, 2003, 63% of Smart Buddy subscribers were using SmartLoad as their reloading mechanism, accounting for 42% of sales derived from reloads in the third quarter of 2003. Like PureTxt 100, we believe that SmartLoad will encourage subscribers to stay within our cellular network instead of churning and resubscribing at a later time. As a result of the launch of SmartLoad, we have ceased the production and sale of PureTxt 100 cards.

The average monthly churn rate for Smart's postpaid GSM subscribers for the first nine months of 2003 was 3.6%, compared to 2.6% for the same period in 2002. Smart's policy is to redirect outgoing calls to an interactive voice response system if the postpaid subscriber's account is either 45 days overdue or the subscriber has exceeded the prescribed credit limit. If the subscriber does not make a payment within 44 days of redirection, the account is disconnected. Within this 44-day period, a series of collection activities are implemented, involving the sending of a collection letter, call-out reminders and collection messages via text messaging.

Satellite, VSAT and Other Services

Our revenues from satellite, VSAT and other services consist mainly of rentals received for the lease of Mabuhay Satellite's transponders and Telesat's VSAT facilities to other companies and charges for ACeS Philippines’ satellite phone service. Total revenues from these services for the first nine months of 2003 amounted to Php356 million, a decrease of Php298 million, or 46%, from Php654 million for the same period in 2002.

Information and Communications Technology

Our information and communications technology business is conducted by ePLDT, a wholly-owned subsidiary of PLDT. ePLDT's principal business is its operation of an Internet data center under the brand name Vitroä; and Infocom, an ISP. Granted pioneer status as an Internet data center by the Philippine Board of Investments, Vitroä provides co-location services, server hosting, hardware and software maintenance services, website development and maintenance services, webcasting and webhosting, shared applications, data disaster recovery and business continuity services, intrusion detection, and security services such as firewall and managed firewall.

ePLDT is also engaged in the call center business through the following wholly-owned subsidiaries:

•               Vocativ Systems, Inc., or Vocativ, which owns and operates a call center facility capable of accommodating 750 seats exclusively for clients of a global provider of customer relationship management services. Vocativ commenced commercial operations in April 2002; and

•               Parlance Systems, Inc., or Parlance, which owns and operates a call center facility capable of accommodating 520 seats exclusively for one of the largest direct-to-home satellite service providers in the United States for customer support and billing requirements. Parlance commenced commercial operations in June 2002.

ePLDT sold its entire 51% interest in Contact World on June 30, 2003 and assigned its receivables from the same to Service Zone Inc., a U.S.-based call center operator, for a total consideration of US$700,000. Contact World is a call center facility capable of accommodating 200 seats.

ePLDT has also invested in a number of other e-commerce and Internet-related businesses, as described in Note 9 to the accompanying financial statements.

In the first nine months of 2003, our information and communications technology business generated total revenues of Php1,257 million, an increase of Php644 million, or 105%, from the Php613 million in the same period in 2002. These revenues accounted for 2% of our consolidated operating revenues for the first nine months of 2003. ePLDT’s call center business contributed revenues of Php668 million; Vitroä contributed revenues of Php321 million and Infocom contributed revenues of Php268 million, representing 53%, 26% and 21%, respectively, of the total revenues from our information and communications technology business in the first nine months of 2003, compared to 23%, 35% and 42% in the same period in 2002. Going forward, we expect revenues from our call center business to continue to contribute significantly to our information and communications technology revenues with the full commercial operations of Parlance and Vocativ and the growing demand for call center services.

Consolidated Operating Expenses

Our consolidated operating expenses for the first nine months of 2003 increased by Php4,054 million, or 9%, to Php48,053 million from Php43,999 million for the same period in 2002. The increase was primarily due to higher selling and promotion expenses, maintenance, taxes and licenses and compensation and benefits mostly associated with our wireless business. As a percentage of our consolidated operating revenues, however, consolidated operating expenses decreased to 68% for the first nine months of 2003 from 76% for the same period in 2002.

Fixed Line

Consolidated operating expenses related to our fixed line business for the first nine months of 2003 totaled Php24,421 million, an increase of Php431 million, or 2%, compared to Php23,990 million for the same period in 2002. The increase was primarily due to higher cash expenses, particularly maintenance expenses, insurance and security expenses, taxes and licenses and other operating costs. As a percentage of our total fixed line operating revenues, fixed line-related operating expenses remained unchanged at 71% in the first nine months of 2003 and 2002.

The following table shows the breakdown of our total consolidated fixed line-related operating expenses for the nine months ended September 30, 2003 and 2002 and the percentage of each expense item to the total:

	Nine Months Ended September 30,
	2003	%	2002	%
	(Unaudited)
(in millions)
Fixed line services:
Depreciation and amortization(1)	Php9,831	40	Php9,819	41
Compensation and benefits	5,399	22	5,422	23
Provision for doubtful accounts	2,551	10	2,730	11
Maintenance	2,397	10	2,133	9
Selling and promotions	989	4	943	4
Rent	681	3	743	3
Professional and other service fees	707	3	718	3
Insurance and security services	569	2	448	2
Taxes and licenses	489	2	392	2
Other operating costs	808	4	642	2
Total	Php24,421	100	Php23,990	100

____________

(1) Includes depreciation of capitalized foreign exchange losses from the revaluation of net dollar liabilities of Php3,203 million in the first nine months of 2003 and Php2,549 million in the same period in 2002.

Depreciation and amortization charges increased by Php12 million to Php9,831 million mainly due to an increase by Php654 million in depreciation of capitalized foreign exchange losses from the revaluation of our net dollar liabilities, which were incurred in acquiring various telecommunications equipment offset by a net decrease of Php642 million in depreciation of our regular asset base primarily resulting from asset disposals.

Compensation and benefits decreased by Php23 million, to Php5,399 million owing to an 18% decrease in headcount due to PLDT’s manpower reduction program partially offset by collective bargaining agreement-related increases in salaries and benefits of PLDT employees. See Note 18 to the accompanying financial statements for further discussion on PLDT’s manpower reduction program.

Provision for doubtful accounts decreased by Php179 million, or 7% to Php2,551 million on account of higher provisions by PLDT for anticipated uncollectible accounts from various specifically identified second-tier international telecommunications carriers in 2002, partially offset by an increase in provisions pertaining to other fixed-line subsidiaries in 2003.

Maintenance expenses increased by Php264 million, or 12%, to Php2,397 million due primarily to higher maintenance costs of inside plant facility, computer and peripherals and provision for obsolescence of certain maintenance-related inventory, partially offset by lower electricity costs and lower maintenance costs on outside plant facilities.

Selling and promotion expenses increased by Php46 million, or 5%, to Php989 million mainly as a result of PLDT’s promotional activities in relation to the launch of Hype, myDSL and other Premium Phone Services, partially offset by reduced corporate public relations expenses.

Rent expenses decreased by Php62 million, or 8%, to Php681 million mainly resulting from the reduced number of leased transponders partially offset by higher rentals paid by PLDT to suppliers of customer premises equipment as part of its bundled services to corporate customers.

Professional and other service fees decreased by Php11 million, or 2%, to Php707 million as a result of its efforts to streamline outsourced services, partially offset by higher collection agency fees on account of higher collection of final accounts and payment of higher legal fees in 2003 for various services.

Insurance and security services increased by Php121 million, or 27%, to Php569 million primarily due to higher premiums on all risks insurance for properties and directors’ and officers’ liability insurance for the first nine months of 2003 as compared to 2002.

Taxes and licenses increased by Php97 million, or 25%, to Php489 million mainly on account of higher business-related taxes paid in the first nine months of 2003 as compared to the same period in 2002.

Other operating costs increased by Php166 million, or 26%, to Php808 million mainly due to higher office supplies consumption and printing costs partially offset by decreases in travel and training expenses in line with PLDT’s cost-cutting efforts.

Wireless

Consolidated operating expenses associated with our wireless business for the first nine months of 2003 amounted to Php22,226 million, an increase of Php3,183 million, or 17%, from Php19,043 million for the same period in 2002. A significant portion of this increase was attributable to Smart’s increased selling and promotion expenses, maintenance, compensation and benefits and taxes and licenses. As a percentage of our wireless operating revenues, operating expenses associated with our wireless business decreased to 64% for the first nine months of 2003 from 81% for the same period in 2002.

The following table summarizes our consolidated wireless-related operating expenses for the nine months ended September 30, 2003 and 2002 and the percentage of each expense item to the total:

	Nine Months Ended September 30,
	2003	%	2002	%
	(Unaudited)
(in millions)
Wireless services
Depreciation and amortization(1)	Php7,721	35	Php7,816	41
Selling and promotions	6,295	28	4,947	26
Compensation and benefits	2,399	11	1,999	11
Rent	1,598	7	1,440	8
Maintenance	1,174	5	665	3
Insurance and security services	533	2	448	2
Taxes and licenses	497	2	257	1
Professional and other service fees	494	2	435	2
Provision for doubtful accounts	493	2	475	2
Other operating costs	1,022	6	561	4
Total	Php22,226	100	Php19,043	100

__________

(1) Includes depreciation of capitalized foreign exchange losses from the revaluation of net dollar liabilities of Php858 million in the first nine months of 2003 and Php776 million in 2002.

Depreciation and amortization charges decreased by Php95 million, or 1%, to Php7,721 million mainly due to the absence of any depreciation charge for Smart’s analog network assets in the first nine months of 2003, compared to Php1,410 million of depreciation for these assets in the same period in 2002. Smart’s analog network assets were fully depreciated as of December 31, 2002. This decreasing effect was partially offset by an (1) increase of Php1,234 million in depreciation charges resulting from an increase primarily in Smart’s depreciable asset base owing to continuing network expansion and upgrades and (2) an increase in depreciation of capitalized foreign exchange losses from the revaluation of net dollar liabilities of Php82 million.

Selling and promotion expenses increased by Php1,348 million, or 27%, to Php6,295 million mainly due to a 61% increase in Smart’s prepaid phone kit/SIM pack sales in the first nine months of 2003, higher product subsidies for postpaid subscribers and an increase in advertising and promotion expense on account of the launches of new services such as addict mobile and SmartLoad. Smart’s average subscriber acquisition cost, or SAC, for prepaid subscribers in the first nine months of 2003 was Php711, a decrease of 40% from Php1,193 in the same period in 2002. Commissions to dealers accounted for the highest percentage of prepaid SAC at 43% and 84% in the first nine months of 2003 and 2002, respectively. On the other hand, postpaid SAC in the first nine months of 2003 was Php13,041, an increase of 100% from Php6,512 in the same period in 2002 reflecting Smart’s renewed marketing efforts to attract postpaid subscribers. Handset subsidies accounted for 81% and 76% of postpaid SAC in the first nine months of 2003 and 2002, respectively. Blended SAC have declined by 23%, to Php1,046 in the first nine months of 2003 from Php1,352 in the same period in 2002. Effective August 1, 2002, Smart changed its mode of payment for dealer commissions from prepaid air time cards to cash and reduced the maximum commission paid from a range of Php1,000-Php1,300 (depending on the volume purchased) to Php800 per prepaid phone kit sold. An additional 1% rebate is given on cash purchases of the prepaid phone kits. A Php50 commission is paid for each SIM pack sold.

Compensation and benefits increased by Php400 million, or 20%, to Php2,399 million primarily due to increased headcount and increased salaries and benefits of Smart’s employees. Smart's employee headcount increased from 4,675 as of September 30, 2002 to 5,338 as of September 30, 2003 mainly due to the integration of Telecommunications Specialists, Inc., or TSI, personnel into Smart, following Smart’s purchase of TSI’s assets on December 1, 2002. TSI was previously Smart’s largest dealer.

Rent expenses increased by Php158 million, or 11%, to Php1,598 million on account of higher site rental cost incurred by Smart for its growing number of cell sites and base stations, in line with its network expansion and increased operational requirements for circuit facilities, coupled with higher office space rentals for the increased number of wireless centers and space requirements for increased personnel. As of September 30, 2003, Smart had 2,569 GSM cell sites and 3,497 base stations, compared with 1,979 GSM cell sites and 2,588 base stations as of September 30, 2002.

Maintenance expenses increased by Php509 million, or 77%, to Php1,174 million mainly due to higher site utility, repairs and other maintenance-related expenses associated with the expansion and upgrade of Smart’s cellular network equipment; increased office and telecenter utilities expenses; and increased computer hardware and software maintenance expenses.

Insurance and security services increased by Php85 million, or 19% to Php533 million mainly due to the growth in the number of Smart’s cell sites and the increase in the cost of equipment insured as a result of the continued growth and expansion of its GSM network facilities.

Taxes and licenses increased by Php240 million, or 93%, to Php497 million mainly due to an increase in Smart’s business-related taxes, NTC supervision and regulation fees and disallowed input taxes. See Note 22 to the accompanying financial statements for a discussion relating to NTC supervision and regulation fees.

Professional and other service fees increased by Php59 million, or 14%, to Php494 million incurred by Smart mainly as a result of increased legal, consultancy, audit and bill collection service fees, partially offset by a decrease in technical service fees due to ALBV resulting from the reduced rate from 2% of net revenues to 1% effective January 1, 2003. See Note 16 to the accompanying financial statements for further discussion on agreements between Smart and ALBV.

Provision for doubtful accounts increased by Php18 million, or 4%, to Php493 million mainly due to increased provisioning for carrier accounts. In respect of carriers, Smart’s provision increased by Php345 million to Php474 million for the first nine months of 2003 from Php129 million for the same period in 2002, due to increased provisioning for U.S. carriers as a result of the recent order of the U.S. FCC instructing U.S. carriers to withhold payment on their current and delinquent accounts to Philippine carriers. In respect of subscriber and dealer accounts, Smart’s provision decreased by Php110 million and Php190 million, respectively, due to net reversals for the first nine months in 2003. The reversals were mainly due to improved collections on Smart’s postpaid subscriber and dealer accounts previously provided for.

Other operating costs increased by Php461 million, or 82%, to Php1,022 million mainly due to increases in Smart’s various business-related expenses such as facility usage fees, training, travel, supplies, printing, and communication expenses.

Information and Communications Technology

Consolidated operating expenses associated with our information and communications technology business for the first nine months of 2003 totaled Php1,406 million, an increase of Php440 million, or 46%, from Php966 million for the same period in 2002. The increase was due principally to the full commercial operations of ePLDT and its newly formed subsidiaries. As a percentage of our information and communications technology operating revenues, operating expenses related to our information and communications technology business decreased to 112% in the first nine months of 2003 from 158% in the same period in 2002. The three largest expense items related to our information and communications technology business in the first nine months of 2003 were maintenance, compensation and benefits, and depreciation and amortization, representing 33%, 28% and 18%, respectively, of our total operating expenses related to this business. In comparison, the three largest expense items related to our information and communications technology business in the first nine months of 2002 were, compensation and benefits, maintenance and depreciation and amortization representing 24%, 24% and 22%, respectively, of related total operating expenses.

Net Operating Income

Our consolidated net operating income for the first nine months of 2003 was Php22,350 million, an increase of Php8,185 million, or 58%, from Php14,165 million for the same period in 2002. Accordingly, our consolidated operating margin (net operating income as a percentage of operating revenues) improved by eight percentage points to 32% in the first nine months of 2003 from 24% in the same period in 2002.

Fixed Line

For the first nine months of 2003, our fixed line business segment contributed an operating income of Php9,867 million, lower by Php72 million, or 1%, than Php9,939 million for the same period in 2002 as the 1% growth of our fixed line operating revenues was insufficient to cover the 2% increase in our fixed line-related expenses primarily pertaining to certain subsidiaries. On a non-consolidated basis, the net operating income contribution of this business segment for the first nine months of 2003 increased by Php87 million to Php9,678 million from Php9,591 million for the same period in 2002.

Wireless

Our wireless business segment recorded an operating income of Php12,632 million in the first nine months of 2003, an increase of Php8,053 million, or 176%, over Php4,579 million registered in the same period in 2002. This significant improvement was due to a substantial increase of Php8,282 million in Smart's operating income contribution for the first nine months of 2003 which reached Php12,890 million from Php4,608 million for the same period in 2002.

Information and Communications Technology

In the first nine months of 2003, our information and communications technology business segment incurred an operating loss of Php149 million, down by Php204 million, or 58%, from the Php353 million operating loss posted for the same period in 2002. These operating losses reflect the start-up nature of ePLDT’s businesses and those of ePLDT’s subsidiaries.

Other Expenses – Net

The following table shows our consolidated other expenses – net for the nine months ended September 30, 2003 and 2002. See Note 18 to the accompanying financial statements.

	Nine Months Ended September 30,
	2003	2002
	(Unaudited)
(in millions)
Interest expense and related items	Php9,918	Php11,777
Capitalized interest	(745)	(1,084)
Subtotal	Php9,173	Php10,693
Other expenses (income) – net	6,006	(1,352)
Total	Php15,179	Php9,341

On a consolidated basis, our other expenses, net of other income, increased by Php5,838 million, or 62%, to Php15,179 million in the first nine months of 2003 from Php9,341 million in the same period in 2002 primarily due to an increase of Php7,358 million in other expenses - net, partially offset by a decrease in interest expense (net of capitalized interest) and related items of Php1,520 million.

The 14% decrease in interest expense and related items, net of capitalized interest, in the first nine months of 2003 compared with the same period in 2002 was mainly attributable to the decrease in PLDT’s, Smart’s and Mabuhay Satellite’s interest expenses by Php964 million, Php520 million and Php67 million, respectively, due to lower debt balances and lower interest rates mainly on foreign currency-denominated loans bearing fluctuating interest rates. These decreases were partially offset by a net increase of Php33 million in ePLDT’s interest expense resulting from an increase in its debt balances.

For the first nine months of 2003, consolidated other expenses – net of other income amounted to Php6,006 million while in the comparable period of 2002, consolidated other income – net of other expenses amounted to Php1,352 million. The increase in other expense – net was attributable to the following:

•         an increase in manpower reduction cost by Php1,782 million representing the costs related to 1,681 employees who were affected by the enhanced separation package under PLDT’s manpower reduction program. Total cost relating to PLDT’s manpower reduction program of Php1,955 million for the first nine months of 2003 consisted of Php1,422 million payments made over and above the normal separation benefits under the PLDT employees’ benefit plan and Php533 million loss on settlement/curtailment.  Unrecognized past service costs and experience adjustments, which are normally amortized over the estimated remaining working lives of employees, in respect of employees who availed of the manpower reduction program are recognized as loss on settlement/curtailment;

•         increase in hedging cost and foreign exchange swap losses by Php572 million as PLDT increased the hedged portion of its debt to 37% as of September 30, 2003 from 19% as of September 30, 2002;

•         net gains aggregating Php906 million relating to certain financial instruments terminated in 2002;

•         provision for unrealizable assets of Php1,408 million; and

•         impairment losses recognized in respect of ACeS Philippines’ investment in ACeS International Limited, or AIL, of Php1,614 million and certain equipment of ACeS Philippines related to the business of AIL amounting to Php964 million.

Income Before Income Tax and Minority Interest

Our income before income tax and minority interest in net income (losses) of consolidated subsidiaries in the first nine months of 2003 was Php7,171 million, representing an increase of Php2,347 million, or 49%, from Php4,824 million in the same period in 2002. On a non-consolidated basis, however, income before income tax and equity share in net income of our subsidiaries decreased by Php4,497 million, or 180%, to a loss of Php1,997 million in the first nine months of 2003 as against an income of Php2,500 million in the same period in 2002.

Our consolidated provision for income tax in the first nine months of 2003 increased by 30%, to Php1,531 million from Php1,176 million in the first nine months of 2002. However, on a non-consolidated basis, our tax benefit was Php536 million in the first nine months of 2003 as against a provision of Php739 million in the same period in 2002.

In the first nine months of 2003, our effective corporate tax rate on a consolidated basis was 21% as against a negative 10% on a non-consolidated basis. Our effective corporate tax rates were lower than the 32% statutory corporate tax rate due to differences between our consolidated and non-consolidated income as shown in our financial statements and our taxable income. These differences arose from the following:

•               the effect of a three-year income tax holiday granted to Smart by the Philippine Board of Investments in connection with the pioneer status it awarded to Smart's GSM network expansion project;

•               income already subjected to final tax; and

•               equity in net income of our associates, which has already been subjected to tax and therefore, as income to PLDT, is no longer subject to income tax.

Smart's three-year income tax holiday, which will expire in May 2004, applies to the incremental income generated from its GSM network expansion. The income tax holiday is computed by applying the exemption rate against the income tax due on GSM operations. The exemption rate is computed by dividing the incremental GSM revenues by eligible GSM revenues (both gross of interconnection revenues) where the incremental GSM revenues are derived by deducting the BOI-prescribed base figure (Smart’s gross GSM revenue in 2000) from the total GSM revenues. After adjusting for non-deductible items and unrealized and realized foreign exchange losses, Smart’s net taxable income is multiplied by the statutory corporate income tax rate of 32% and the exemption rate. The resulting figure is the income tax holiday that will be deducted from the income tax due on GSM revenues with the difference being the income tax due for the period. We expect our consolidated effective tax rate to increase following the expiration of Smart’s tax holiday.

Net Income

As a result of the factors discussed above and after taking into account our equity in net income of investees amounting to Php7,256 million, our consolidated net income for the first nine months of 2003 was at Php5,795 million, representing an increase of Php2,129 million, or 58%, over our restated consolidated net income of Php3,666 million for the same period in 2002. This increase was largely due to Smart’s net income contribution of Php10,342 million for the nine months ended September 30, 2003, a significant improvement of 212% over its net income contribution for the same period in 2002, partially offset by higher other expenses - net of Php5,838 million in 2003.

PLDT's net loss for the first nine months of 2003, before taking into account its equity share in net income of investees, was Php1,461 million, representing a decrease of Php3,222 million, or 183%, as against an income of Php1,761 million for the same period in 2002. The decrease was attributable to PLDT’s (1) manpower reduction cost of Php1,955 million, which increased by Php1,782 million for the first nine months 2003, as compared to the same period in 2002 (see Note 18 to the accompanying financial statements for further discussion on PLDT’s manpower reduction program) and (2) non-cash charges of Php1,486 million, mainly resulting from a provision for unrealizable assets of Php1,408 million.

Smart’s net income for the first nine months of 2003 was Php10,342 million, a 212% increase over its net income of Php3,319 million in the comparable period of 2002, on account of the sustained growth of its cellular operations.

ACeS Philippines registered a net loss of Php2,799 million for the first nine months of 2003, compared to a net loss of Php197 million for the first nine months of 2002 largely due to impairment charges in respect of its investment in AIL of Php1,614 million and of certain equipment related to the business of AIL of Php964 million.

Basic and diluted earnings per share of common stock increased to Php25.20 and Php24.57, respectively, in the first nine months of 2003 from basic and diluted earnings per share of Php14.45 and Php14.41, respectively, in the same period in 2002, after giving retroactive effect to stock dividend declarations.

Liquidity and Capital Resources

The following table shows our consolidated and non-consolidated cash flows for the nine months ended September 30, 2003 and 2002 (unaudited) as well as consolidated and non-consolidated capitalization and other selected financial data as of September 30, 2003 (unaudited) and December 31, 2002 (audited):

	Consolidated		Non-Consolidated
	Nine Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
	(Unaudited)
(in millions)
Cash Flows
Net cash provided by operating activities	Php36,886	Php38,293	Php18,049	Php22,319
Net cash used in investing activities	11,773	11,882	859	5,900
Capital expenditures	10,997	11,111	3,869	4,667
Net cash used in financing activities	24,571	23,325	18,167	16,592

	Consolidated		Non-Consolidated
	September 30,	December 31,	September 30,	December 31,
	2003	2002	2003	2002
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
(in millions)
Capitalization
Notes payable	Php2,094	Php760	Php1,884	Php720
Current portion of long-term debt	21,494	19,176	13,847	11,962
Long-term debt - net of current portion	134,944	148,587	118,849	127,362
Total debt	Php158,532	Php168,523	Php134,580	Php140,044
Stockholders’ equity	92,617	88,088	92,617	88,088
	Php251,149	Php256,611	Php227,197	Php228,132

Other Financial Data
Cash and cash equivalents	Php11,430	Php10,876	Php3,235	Php4,165
Property, plant and equipment - net	247,148	252,025	188,045	190,722
Total assets	296,502	303,330	260,277	262,415
Net debt (1)	147,102	157,647	131,345	135,879

________________

(1) Total debt less cash and cash equivalents.

Since 2002, PLDT has pursued a number of liability management initiatives with the objectives of further improving the balance between its cash flows and debt service requirements and reducing its overall indebtedness.

Through these initiatives, PLDT was able to successfully raise the necessary external financing to fund its operating, investing and debt service requirements for 2002. On January 25, 2002, PLDT signed two loan agreements with Kreditanstalt fur Wiederaufbau, or KfW, which provided PLDT with a refinancing facility of US$149 million. On May 2, 2002, PLDT completed a global offering of notes in the aggregate amount of US$350 million with a simultaneous tender offer for its 8.5% Notes due 2003 and 10.625% Notes due 2004, which closed on May 15, 2002. On July 26, 2002, PLDT signed a loan agreement with Japan Bank for International Cooperation, or JBIC, for a JP¥9,760 million credit facility under JBIC’s Overseas Investment Loan Program. On September 4, 2002, PLDT signed a US$145 million syndicated multicurrency term loan facility, the first tranche of which was drawn on June 18, 2003 to refinance a portion of a Japanese yen syndicated term loan which matured on the same date, and the second tranche to be drawn in December 2003 to refinance a portion of a U.S. dollar term loan falling due in December 2003.

As of September 30, 2003, non-consolidated cash and cash equivalents amounted to Php3,235 million, while our consolidated cash and cash equivalents totaled Php11,430 million. Principal sources of consolidated cash and cash equivalents in the first nine months of 2003 were cash flows from operations amounting to Php36,886 million, drawings from short and long-term credit facilities aggregating Php10,348 million, and net equity funds raised through PLDT's subscriber investment plan totaling Php47 million. These funds were used principally for capital outlays of Php10,997 million, including capitalized interest of Php745 million; debt principal payments of Php24,110 million; and interest payments of Php8,486 million charged to operations.

Operating Activities

On a consolidated basis, net cash flows from operating activities in the first nine months of 2003 decreased by Php1,407 million, or 4%, to Php36,886 million from Php38,293 million in the same period in 2002.

A growing portion of our consolidated cash flow is generated by our wireless and data businesses, which accounted for 49% and 6%, respectively, of our consolidated operating revenues for the first nine months of 2003, compared to 41% and 7%, respectively, for the same period in 2002. Revenues from our local exchange and international long distance services accounted for 22% and 13%, respectively, of our consolidated operating revenues for the first nine months of 2003, down from 27% and 14%, respectively, for the same period in 2002. Our national long distance service revenues has decreased over the past several years owing mainly to cellular substitution. In the first nine months of 2003, this service accounted for 7% of our consolidated operating revenues, down from 10% in the same period in 2002.

PLDT's contribution to our consolidated cash flows from operations in the first nine months of 2003 was Php18,049 million, representing a decrease of Php4,270 million, or 19%, from Php22,319 million in the same period in 2002. The decrease was due to a higher level of cash operating and other expenses, including the cost for the manpower reduction program during the first nine months of 2003, compared to the same period in 2002.

Our subsidiaries, particularly Smart, made significant contributions to our cash from operations. In the first nine months of 2003, Smart generated cash from operations of Php18,335 million, or 50% of our consolidated cash flows from operations. Smart’s strong cash flows reflect the continuing strong performance of its cellular business. However, Smart is subject to loan covenants that restrict its ability to pay dividends, redeem preferred shares, make distributions to PLDT or otherwise provide funds to PLDT or any associate without the consent of certain of its lenders. After receiving approvals from Finnvera and certain lenders for the payment of dividends to PLDT in an amount not to exceed 40% of Smart’s net income in 2001, Smart made its first dividend payment of Php1,540 million to PLDT in December 2002. In June 2003, Smart paid dividends in the amount of Php4,300 million to PLDT, representing 70% of Smart’s 2002 net income and in November 2003, Smart paid additional dividends to PLDT equivalent to the remaining 30% of its 2002 net income or Php1,866 million, after receiving the necessary approvals from Finnvera and certain lenders. Smart will be required to obtain further waivers to pay additional dividends in future periods. We cannot assure you that Smart will be able to obtain such waivers in the future, or what amount, if any, Smart would be permitted or financially able to distribute. We expect that we will have difficulty meeting our debt payment obligations if we do not continue to receive cash dividends from Smart.

As of September 30, 2003, related party liabilities included (1) PLDT’s payables to Smart amounting to Php3,077 million, representing interconnection fees; (2) Piltel’s liabilities to Smart totaling Php556 million, representing various fees under the facilities, customer services and administrative support and management services agreements as well as a revenue-sharing agreement between Smart and Piltel; and (3) Piltel’s liabilities to PLDT amounting to Php760 million, representing interconnection charges. For a detailed discussion of these related party transactions, see “Related Party Transactions” in this report and Note 16 to the accompanying financial statements.

Investing Activities

On a consolidated basis, net cash used in investing activities in the first nine months of 2003 of Php11,773 million was lower by Php109 million, or 1%, compared to Php11,882 million in the same period in 2002. This decline was primarily the result of lower aggregate capital spending. On a non-consolidated basis, net cash used in investing activities was Php859 million in the first nine months of 2003 compared to Php5,900 million in the same period in 2002 largely due to dividends received from Smart.

Our consolidated capital expenditures in the first nine months of 2003 totaled Php10,997 million, a decrease of Php114 million, or 1%, from Php11,111 million in the same period in 2002 primarily due to Smart’s and PLDT’s reduced capital spending. Smart's capital spending of Php6,895 million in the first nine months of 2003 was used to further expand and upgrade its GSM and transmission network facilities to increase capacity and coverage in respect of basic and advanced cellular services. PLDT's capital spending of Php3,869 million was principally used to finance the expansion of its fixed line data and network services. ePLDT and its subsidiaries’ capital spending of Php71 million was used to primarily fund its Vitro, Infocom and call center business operations. The balance represented other subsidiaries’ capital spending. Consolidated capital expenditures for the first nine months of 2002 amounted to Php11,111 million, of which Php4,667 million, Php5,364 million and Php608 million were attributable to PLDT, Smart and ePLDT, respectively.

Our 2003 budget for consolidated capital expenditures amounts to Php15,000 million, of which Php6,000 million is budgeted to be spent by PLDT for its fixed line data and network services and Php9,000 million is budgeted to be spent by Smart for further expansion and upgrading of its GSM network.

Under the terms of Piltel’s debt restructuring plan, PLDT issued a Letter of Support for the benefit of Piltel and its creditors under which PLDT has agreed to cover any funding shortfalls of Piltel up to a maximum amount of US$150 million. Under the Letter of Support, PLDT provided to Piltel Php2,317 million (US$48 million) in 2000, Php2,039 million (US$41 million) in 2001, and Php571 million (US$11 million) in 2002. Drawings under the PLDT Letter of Support are converted into U.S. dollars at the prevailing exchange rates at the time of drawdown. There was no drawdown under the Letter of Support in the first nine months of 2003 while drawdowns in the same period in 2002 was at US$7 million (approximately Php362 million.) As of September 30, 2003, the remaining undrawn balance under the Letter of Support was US$50 million (approximately Php2,757 million). If, among other things, Piltel's financial and operating performance were to deteriorate or any amounts were required to be paid to Piltel's unrestructured creditors in cash to settle their claims (aggregate principal of US$7 million as of September 30, 2003), additional drawings under the Letter of Support would likely be required to provide all or a portion of the funds needed by Piltel. We cannot assure that additional amounts will not have to be drawn under the Letter of Support nor can we predict when the remaining undrawn balance under the Letter of Support will be exhausted. Piltel is currently in discussion with certain holders of its convertible bonds and is seeking to restructure such debt on the terms and conditions of Piltel’s debt restructuring plan. However, there is no assurance that Piltel and the bondholders who have not participated in the debt restructuring plan will be able to reach an agreement to resolve the default and address the notice of acceleration.

Financing Activities

On a consolidated basis, we used net cash of Php24,571 million for financing activities in the first nine months of 2003, compared to Php23,325 million in the same period in 2002. On a non-consolidated basis, net cash used in financing activities in the first nine months of 2003 was Php18,167 million, compared to Php16,592 million in the same period in 2002. The higher net cash used in financing activities in the first nine months of 2003 was mainly attributable to debt repayments by PLDT in line with its ongoing debt reduction program. On a stand-alone basis, Smart’s financing activities in the first nine months of 2003 used net cash of Php9,986 million for debt amortization, compared to Php6,627 million in 2002.

Debt Financing

Additions to our consolidated long-term debt during the first nine months of 2003 totaled Php9,018 million, consisting of PLDT's drawings totaling Php8,800 million, primarily from loan facilities extended and/or guaranteed by various export credit agencies and refinancing facilities used to repay maturing debts, and Smart's drawings of Php218 million, under its loan facilities with HypoVereinsbank and Credit Lyonnais.

On a consolidated basis, proceeds from short-term borrowings amounted to Php1,330 million during the first nine months of 2003 as compared to payments of Php4,703 million during the same period in 2002. This was primarily due to the issuance by PLDT of One-Year Peso Notes in April and May 2003.

Our consolidated indebtedness as of September 30, 2003 was Php158,532 million, representing a decrease of Php9,991 million, or 6%, compared to Php168,523 million as of December 31, 2002. This decrease was mainly due to the reductions of Php5,464 million and Php4,027 million in PLDT’s and Smart’s indebtedness, respectively. PLDT’s indebtedness decreased by 4% to Php134,580 million as of September 30, 2003 from Php140,044 million as of December 31, 2002, due to PLDT’s debt payments in line with the thrust to reduce PLDT’s overall indebtedness. Smart's indebtedness as of September 30, 2003 was Php18,864 million, a decrease of 18% from Php22,891 million as of December 31, 2002.

As of September 30, 2003, PLDT had undrawn committed dollar-denominated long-term credit facilities in the aggregate amount of US$173 million, inclusive of the US$55 million undrawn portion of the US$149 million KfW refinancing facility, the US$19 million and JP¥3,191 million undrawn portions of the US$145 million syndicated multicurrency term loan facility, US$8 million undrawn portion of the US$12 million term loan facility extended by DEG-Deutsche Investitions-und Entwicklungsgesellschaft mbH, or DEG, under an agreement dated May 29, 2003 and the undrawn JP¥5,615 million syndicated term loan facility supported by Nippon Export and Investment Insurance of Japan under an agreement dated June 11, 2003. Smart also had undrawn committed dollar-denominated long-term credit facilities in the aggregate amount of US$106 million, which includes a US$100 million five-year term loan facility supported by Nippon Export and Investment Insurance of Japan obtained by Smart in November 2002. In addition, Smart still has available facilities under its €50 million Framework Agreement with HypoVereinsbank up to a maximum aggregate amount of €44 million.

After giving effect to the anticipated application of existing refinancing facilities, the scheduled maturities of our outstanding long-term debt as of September 30, 2003 are as follows:

	Consolidated	Non-consolidated
Maturity	(in millions)

2003(1)	Php3,475	Php1,697
2004	23,108	15,613
2005	29,649	22,114
2006	27,688	21,146
2007 and onwards	72,518	72,126

________________

(1)  October 1, 2003 through December 31, 2003.

Approximately Php83,920 million principal amount of our consolidated outstanding long-term debt as of September 30, 2003 is scheduled to mature over the period from October 2003 to December 2006. Of this amount, approximately Php60,570 million is attributable to PLDT, Php18,472 million to Smart, and the remainder to Mabuhay Satellite, MaraTel and ePLDT.

On January 25, 2002, PLDT signed two loan agreements with KfW that provide PLDT with a US$149 million facility to refinance in part the repayment installments due under its existing loans from KfW due from January 2002 to December 2004. The facility consist of two nine-year loans, inclusive of a three-year disbursement period and a two-year grace period during which no principal is payable. It partly enjoys the guarantee of HERMES, the export credit agency of the Federal Republic of Germany. Disbursements under this facility, which are made as the KfW loans to be repaid fall due, are currently available. As of September 30, 2003, drawings under this facility totaled US$94 million (Php5,171 million).

On May 2, 2002, PLDT issued 10.625% Notes due 2007 in the aggregate principal amount of US$100 million and 11.375% Notes due 2012 in the aggregate principal amount of US$250 million. The net proceeds from this debt issue were used mainly to (1) repurchase US$63 million principal amount of 8.5% Notes due 2003 and US$117 million principal amount of 10.625% Notes due 2004 through our tender offer, and US$10 million principal amount of 10.625% Notes due 2004 and US$6 million principal amount of 9.875% Notes due 2005 from the open market and (2) prepay or repay various loans including US$53 million (JP¥6,260 million) pertaining to the Japanese yen term loan which matured on June 18, 2003 and US$52 million pertaining to the US$150 million term loan maturing in December 2003.

On July 26, 2002, PLDT signed a loan agreement with JBIC for a JP¥9,760 million credit facility under JBIC’s Overseas Investment Loan program. This fully drawn facility will amortize beginning March 21, 2005 and will mature on March 21, 2008.

On September 4, 2002, PLDT signed an agreement with a syndicate of banks for a US$145 million multicurrency term loan facility consisting of Japanese yen and U.S. dollar commitments of JP¥10,914 million and US$53 million, respectively. This facility has been split into two tranches. Tranche A was drawn on June 18, 2003 in the amount of JP¥7,723 million and US$34 million to refinance a portion of the Japanese yen syndicated term loan which matured on the same date. Tranche B which amounts to JP¥3,191 million and US$19 million, is to be drawn in December 2003 and is intended to refinance a portion of US$52 million principal amount outstanding under the U.S. dollar term loan falling due in December 2003. This new syndicated facility will amortize semi-annually beginning June 2004 and will mature in December 2006.

On May 29, 2003, PLDT obtained a US$12 million term loan facility from DEG, of which US$4 million was drawn as of September 30, 2003.

On June 11, 2003, PLDT also signed a JP¥5,615 million syndicated term loan facility supported by Nippon Export and Investment Insurance of Japan. As of September 30, 2003, we have not made any drawdowns under this facility.

In addition, PLDT issued One-Year Peso Notes in the Philippines in two tranches on April 28, 2003 and May 14, 2003, generating an aggregate of Php1,803 million in net proceeds.

Covenants

Our debt instruments contain restrictive covenants and require us to comply with specified financial ratios and other financial tests, calculated in accordance with accounting principles generally accepted in the Philippines, at relevant measurement dates, principally at the end of each quarterly period.

The financial tests under our debt instruments, as amended, include maintaining a positive tangible net worth and compliance with the following ratios:

•               interest coverage ratio, calculated on a non-consolidated basis and excluding PLDT’s equity share in net earnings or lossses of investees, of not less than 150%, 180% or 200%;

•               total debt to EBITDA on a non-consolidated basis of not more than 5.5:1 from September 2003 to December 2003, not more than 5.0:1 from March 2004 to June 2004, not more than 4.5:1 from September 2004 to December 2004 and not more than 4.0:1 from March 2005 and thereafter;

•               long-term indebtedness to appraised value of equity/tangible net worth on a non-consolidated basis, ranging from not more than 1.1:1 to not more than 3.0:1;

•               current ratio on a non-consolidated basis, ranging from not less than 0.9:1 to not less than 1.2:1;

•               debt service coverage ratio on a non-consolidated basis of at least 1.1:1; and

•               debt to free cash flow ratio on a non-consolidated basis of not more than 5.5:1 from September 30, 2003 to June 30, 2004, not more than 5.0:1 from September 30, 2004 to June 30, 2005, not more than 4.5:1 from September 30, 2005 to June 30, 2006, and not more than 4.0:1 from September 30, 2006 onwards.

In addition, some of PLDT's debt instruments contain covenants requiring PLDT to comply with specified financial tests on a consolidated basis. These include:

•               long-term debt to appraised value of equity/tangible net worth of not more than 2.33:1;

•               total debt to EBITDA of not more than 4.5:1 in 2003 and 2004, and not more than 4.0:1 in 2005 and thereafter;

•               current ratio of not less than 0.75:1 to 0.9:1; and

•               interest coverage ratio of not less than 200%.

For purposes of deriving appraised value of equity/tangible net worth, we determined the revaluation surplus in respect of PLDT’s properties. PLDT’s properties in service as of December 31, 1997 were reappraised by an independent firm of appraisers to reflect their sound value, as part of NTC’s financial reporting requirements, based on the December 29, 1997 exchange rate of Php40.116 to US$1.00. As of December 31, 1997, the sound value was Php225,966 million and the revaluation surplus was Php82,723 million. This reappraisal was approved by the NTC on January 28, 2000 under NTC Case No. 98-183. As of September 30, 2003 and December 31, 2002, the revaluation surplus on PLDT’s 1997 appraised properties still in service, net of a 5% disallowance factor, amounted to Php40,074 million and Php44,984 million, respectively.

The principal factors that can negatively affect our ability to comply with these financial ratios and other financial tests are depreciation of the peso relative to the U.S. dollar, poor operating performance of PLDT and its consolidated subsidiaries, impairment or similar charges in respect of investments or other assets that may be recognized by PLDT and its consolidated subsidiaries, and increases in our interest expense. Interest expense may increase as a result of various factors, including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the peso, the lowering of PLDT's credit ratings or the credit ratings of the Philippines, increases in reference interest rates, and general market conditions. Since approximately 96% of PLDT's total debt is denominated in foreign currencies, principally in U.S. dollars, many of these financial ratios and other tests are negatively affected by any weakening of the peso. As of September 30, 2003, the peso depreciated by 3% to Php54.877 to US$1.00, from Php53.254 to US$1.00 in December 31, 2002. The peso has been subject to significant fluctuations. During the first nine months of 2003, the peso depreciated to Php55.075 to US$1.00 on March 12, 2003 then recovered to a high of Php52.021 to US$1.00 on May 8, 2003 only to depreciate again to a low of Php55.532 to US$1.00 on August 26, 2003.

PLDT's ability to maintain compliance with financial covenant requirements measured on a non-consolidated basis is principally affected by the performance of our fixed line business, which is predominantly conducted by PLDT. PLDT cannot be assured of the benefit of net revenues and cash flows generated by Smart and PLDT’s other investees in assisting in complying with non-consolidated covenants.

We have maintained compliance with all of our financial ratios and covenants as measured under our loan agreements. However, if negative factors adversely affect our financial ratios, we may be unable to maintain compliance with these ratios and covenants or be unable to incur new debt. Under some of our loan agreements, certain of our financial ratios have become more restrictive at the end of the second quarter of 2003 and will continue to become more restrictive in increments thereafter, which will make it more difficult for PLDT to maintain compliance with this ratio in the future. Inability to comply with our financial ratios and covenants or raise new financing could result in a declaration of default and acceleration of some or all of our indebtedness. The terms of some of our debt instruments have no minimum amount for cross-default.

Under PLDT's loan agreement that require maintenance of an interest coverage ratio of at least 150%, interest coverage ratio is the ratio of (x) PLDT's non-consolidated after-tax net income, excluding equity share in net earnings or losses of investees, after adding back interest charges, net of interest capitalized to construction, on all indebtedness for the 12 months immediately preceding the calculation date to (y) the estimated aggregate interest charges payable, net of interest to be capitalized to construction, during the 365-day period following the calculation date on all of PLDT's indebtedness outstanding on such calculation date.

Under PLDT's loan agreements that require maintenance of an interest coverage ratio of at least 180%, interest coverage ratio is the ratio of (x) our after-tax net income for the 12 months immediately preceding the calculation date after (1) adding back interest charges, depreciation, amortization and other non-cash charges (including equity share in net earnings or losses of investees but excluding provision for doubtful accounts) and provision for income taxes, and (2) deducting capitalized subscriber acquisition costs, to (y) the estimated aggregate interest charges payable during the 365-day period following the calculation date on all of PLDT's indebtedness outstanding on such calculation date.

Under PLDT's loan agreements that require maintenance of an interest coverage ratio of at least 200%, interest coverage ratio is the ratio of (x) our after-tax net income after adding back reserves for higher plant replacement costs, income taxes, interest charges, depreciation and non-cash charges (including equity share in net earnings or losses of investees and provision for doubtful accounts) during 12 consecutive months within the 15 calendar months immediately preceding the calculation date, to (y) the sum of (1) the estimated aggregate interest charges on all indebtedness, net of interest capitalized to construction, plus (2) dividends on mandatorily redeemable preferred stock, in each case scheduled to be paid during the 12 months following the calculation date.

Non-consolidated total debt to EBITDA is the ratio of (x) PLDT's total indebtedness (not including amounts payable by PLDT to Piltel under the Letter of Support) to (y) net income for the preceding 12 months, after adding back interest accrued on all indebtedness, depreciation, amortization and other non-cash charges (including equity share in net earnings or losses of investees, but excluding provision for doubtful accounts) and provision for income taxes and deducting any capitalized subscriber acquisition costs.

Debt service coverage ratio is the ratio of (x) PLDT’s cash flow from operations after adding back interest charges (to the extent previously deducted) plus (1) dividends received from investees, cash received upon any redemption of redeemable preferred shares issued by Smart, any cash received under PLDT’s subscriber investment plan and interest income received less (2) capital expenditures (excluding capitalized interest) and investments in investees for the 12 months immediately preceding the calculation date plus (3) PLDT’s closing cash balance of the last day of the calculation date to (y) the sum of the projected interest charges and principal debt repayments (excluding debt to be repaid with a refinancing facility) during the 12 months following the calculation date.

Debt to free cash flow ratio is the ratio of (x) PLDT’s debt less PLDT’s closing cash balance of the last day of the calculation period to (y) PLDT’s cash flow from operations after adding back interest charges (to the extent previously deducted) plus (1) dividends received from investees, cash received upon any redemption of redeemable preferred shares issued by Smart, any cash received under PLDT’s subscriber investment plan and interest income received less (2) capital expenditures (excluding capitalized interest) and investments in investees for the 12 months immediately preceding the calculation date.

Non-consolidated long-term indebtedness to appraised value of equity (or under some covenants, to tangible net worth) is the ratio of (x) PLDT's aggregate indebtedness (or portion of such indebtedness) due more than one year following the calculation date and par value of all mandatorily redeemable preferred stock to (y) the sum of the aggregate par value of all of PLDT's outstanding common and convertible preferred stock (other than preferred stock subject to mandatory redemption), paid-in capital in excess of the par value of such stock, PLDT's retained earnings, reserve for higher plant replacement costs and revaluation increment arising from independent certified appraisals of PLDT's telephone plant approved by the NTC.

Non-consolidated current ratio is the ratio of (x) non-consolidated current assets to (y) non-consolidated current liabilities, excluding from current liabilities 50% of the portion of long-term indebtedness due within one year of the calculation date.

PLDT's debt instruments contain a number of other negative covenants that, subject to certain exceptions and qualifications, restrict PLDT's ability to take certain actions without lenders' approval, including:

•               incurring additional indebtedness;

•               prepaying other debt;

•               making investments;

•               extending loans;

•               extending guarantees or assuming the obligations of other persons;

•               paying dividends or other distributions or redeeming, repurchasing or otherwise acquiring shares of PLDT’s capital stock;

•               disposing of all or substantially all of its assets or of assets in excess of specified thresholds of its tangible net worth;

•               entering into management contracts providing for the management of its business or operations by a third party;

•               creating any lien or security interest;

•               permitting set-off against amounts owed to PLDT;

•               merging or consolidating with any other company;

•               entering into transactions with shareholders and affiliates; and

•               entering into sale and leaseback transactions.

Under the indenture of PLDT's 10.625% Notes due 2007 and 11.375% Notes due 2012, PLDT is required to comply with a number of additional covenants, including covenants that, subject to certain exceptions, restrict PLDT's ability to (1) incur debt in the event its ratio of debt to EBITDA (calculated on a non-consolidated basis based on definitions provided in the same indenture, except under certain circumstances), after giving effect to the incurrence of such debt, would be less than 5.5 to 1 on or prior to December 31, 2003, 5.0 to 1 from January 1, 2004 to December 31, 2004 and 4.5 to 1 thereafter and (2) pay dividends, repurchase or redeem its capital stock, make investments and prepay subordinated debt, among other things. Subject to certain restrictions, these covenants also restrict our ability to sell assets and to use the proceeds of these asset sales.

Under the terms of the US$149 million facility with KfW, PLDT is prohibited from paying any dividends on common stock until after December 31, 2004. In addition, under the terms of PLDT's US$145 million multicurrency term facility agreement and JP¥5,615 million loan agreement, PLDT is restricted from distributing dividends to common stockholders unless (i) no default has occurred which is continuing, and (ii) its debt to free cash flow ratio, after giving effect to the distribution of such dividends and, under certain circumstances, other adjustments to PLDT’s closing cash balance, would be less than 4.0 to 1.0. Under other loan agreements, PLDT may not declare or pay dividends on any of its capital stock without the prior written consent of the lenders (i) if PLDT is in default in the payment of any amounts due and payable under such loan agreement or after the occurrence and during the continuance of any other event of default or potential event of default under such agreements, (ii) if after giving effect to such action the current ratio would be less than 1.2 to 1 or (iii) in an amount greater than PLDT’s net income after taxes during the fiscal year to which such payment or distribution relates.

In case of a change in control of PLDT, PLDT may be required to repurchase or prepay certain indebtedness. Under the terms of the 10.625% Notes due 2007 and 11.375% Notes due 2012, we are required to offer to purchase all outstanding notes due 2007 and notes due 2012 for cash at a price of 101% of their principal amounts plus accrued interest in the event that (1) the aggregate of NTT Communications' and First Pacific's direct and indirect voting interest in PLDT's outstanding capital stock having voting rights falls below 35% of such capital stock, (2) any person or, in certain instances, group of persons, which is not controlled directly or indirectly by First Pacific or NTT Communications acquires a direct or indirect voting interest in PLDT's outstanding capital stock having voting rights which equals or exceeds 35% of such capital stock and (3) if a rating agency at such time maintains a rating on either series of notes, the rating agency downgrades its credit rating on the series within 90 days (or more, in certain circumstances) following notice of the occurrence of the events specified in (1) and (2) above.

Under the terms of PLDT’s JP¥9,760 million loan from JBIC, in the event of any proposed sale or transfer of PLDT's stock that would result in NTT Communications holding less than 14.95% of PLDT's voting stock, we will be required to prepay, immediately upon effectiveness of such sale or transfer, all principal outstanding under the loan, together with accrued interest. However, prepayment will not be required if, following such sale or transfer, (1) NTT Communications continues to have prior approval rights with respect to all matters as to which NTT Communications has approval rights under the stock purchase agreement pursuant to which it acquired its shares in PLDT or (2) JBIC, in its sole discretion, determines that NTT Communications’ participation in the expansion of Smart's GSM network capacity to extend PLDT’s cellular business in Smart would not be reduced below its level of participation as of the date of the loan agreement.

Under the terms of both PLDT’s US$145 million multicurrency term facility agreement and JP¥5,615 million loan agreement, if any lender so requests in writing, PLDT shall prepay in full such lender’s participation in the loan within 45 days from notification of the change in control and no later than the date on which PLDT is required to repurchase its 10.625% Notes due 2007 and 11.375% Notes due 2012 (“Bonds”) from bondholders accepting the change in control offer. A change in control is deemed to occur when (1) the aggregate of NTT Communications’ and First Pacific’s direct and indirect voting interest in PLDT’s outstanding capital stock having voting rights falls below 35% of such capital stock, (2) any person or, in certain instances, group of persons, which is not controlled directly or indirectly by First Pacific or NTT Communications acquires a direct or indirect voting interest in PLDT’s outstanding capital stock having voting rights which equals or exceeds 35% of such capital stock and (3) if a rating agency at such time maintains a rating on the Bonds, the rating agency downgrades its credit rating on the Bonds within 90 days (or more, in certain circumstances) following notice of the occurrence of the events specified in (1) and (2) above.

PLDT’s debt instruments contain customary and other default provisions that permit the lender to accelerate amounts due or terminate their commitments to extend additional funds under the debt instruments. These default provisions include:

•               cross-defaults and cross-accelerations that permit a lender to declare a default if PLDT is in default under another debt instrument; in some cases, the cross-default provision is triggered upon a payment or other default permitting the acceleration of PLDT’s debt, whether or not the defaulted debt is accelerated. In other cases, the cross-default provision requires the defaulted loan to be accelerated. In some debt instruments, the cross-default provision will be triggered only if the principal amount of the defaulted indebtedness exceeds a threshold amount specified in these debt instruments;

•               failure by PLDT to meet certain financial ratio covenants referred to above;

•               the occurrence of any material adverse change in circumstances that a lender reasonably believes materially impairs PLDT’s ability to perform its obligations under its debt instrument with the lender;

•               the revocation, termination or amendment of any of the permits or franchises of PLDT in any manner unacceptable to the lender;

•               the abandonment, termination or amendment of the project financed by a loan in a manner unacceptable to the lender;

•               the nationalization or sustained discontinuance of all or a substantial portion of PLDT’s business; and

•               other typical events of default, including the commencement of bankruptcy, insolvency, liquidation or winding up proceedings by PLDT.

Financing Requirements

We believe that our available cash, including cash flow from operations and drawings from existing and anticipated credit facilities, will provide sufficient liquidity to fund our projected operating, investment, capital expenditures and debt service requirements for the next 12 months. Further, as described above, we completed a number of initiatives under our liability management program to meet our debt service requirements in the short and medium term.

We continue to pursue various initiatives and financing transactions with the objective of further improving the balance between our cash flows and debt service requirements and reducing our overall indebtedness. In addition, PLDT has reduced its capital expenditures and investments, suspended dividend payments to common shareholders and increased its application of available cash to reduce its indebtedness. Further, we expect to benefit from increasing revenue and cash flow contributions from our subsidiaries, particularly Smart. After receiving approvals from Finnvera and certain lenders for the payment of dividends to PLDT in an amount not to exceed 40% of Smart’s net income in 2001, Smart made its first dividend payment of Php1,540 million to PLDT in December 2002. In June 2003, Smart paid dividends in the amount of Php4,300 million to PLDT, representing 70% of Smart’s 2002 net income, and in November 2003, Smart paid additional dividends to PLDT equivalent to the remaining 30% of its 2002 net income or Php1,866 million, after receiving the necessary approvals from Finnvera and certain lenders. Smart will be required to obtain further waivers to pay additional dividends in future periods. We cannot assure you that Smart will be able to obtain such waivers in the future, or what amount, if any, Smart would be permitted or financially able to distribute. We expect that we will have difficulty meeting our debt payment obligations if we do not continue to receive cash dividends from Smart.

Our ability to continue to refinance our debts and the terms on which such refinancing can be obtained will depend on our successful financial and operating performance, conditions affecting the Philippine and international financial markets, the Philippine peso-to-U.S. dollar exchange rate, our credit ratings and other factors, many of which are beyond our control. An inability to repay or refinance our debts could materially and adversely affect our results of operations and financial condition and could result in default on such debts and cross-default and acceleration of substantially all of our other debts.

Credit Ratings

Our credit ratings may significantly affect the terms of our prospective financings, particularly financing costs. On July 29, 2003, Moody’s Investors Service changed its outlook on PLDT to positive and affirmed its credit rating of “Ba3” and its preferred stock rating of “B2”. On May 30, 2003, Fitch Ratings also changed its outlook on PLDT to stable with a credit rating of “BB-”. On April 22, 2003, Standard & Poor's Ratings Group affirmed its “BB” rating and stable outlook on PLDT. However, none of our existing indebtedness contains provisions under which credit rating downgrades would trigger a default, changes in applicable interest rates or other similar terms and conditions.

On October 29, 2002, Philippine Rating Services Corporation, or PhilRatings, a credit rating agency in the Philippines, announced its “PRS 1” rating for PLDT’s Php2.0 billion One-Year Peso Notes for which the registration was rendered effective by the Philippine Securities and Exchange Commission on April 9, 2003. PRS 1 is the highest rating possible on PhilRatings’ scale for short-term securities and is based on the issuer’s “strongest capability for timely payment of debt on both principal and interest.”

Off-Balance Sheet Arrangement

On October 10, 2002, PLDT entered into a Receivables Purchase Deed with a foreign institution, or the Purchaser, under which PLDT agreed (1) to sell its receivables from certain eligible foreign carriers for an advance payment of US$50 million and (2) to service, administer and collect the receivables on behalf of the Purchaser. The Purchaser will have no recourse to PLDT should the eligible carrier fail or refuse to settle the assigned/purchased receivables, except if PLDT commits a breach of its representations and warranties under the Receivables Purchase Deed. For the nine months ended September 30, 2003, receivables sold under the Receivables Purchase Deed amounted to US$8 million (Php444 million).

Equity Financing

Through our subscriber investment plan, which provides postpaid fixed line subscribers the opportunity to buy shares of our 10% Cumulative Convertible Preferred Stock as part of the upfront payments collected from subscribers, PLDT was able to raise Php47 million in the first nine months of 2003 and Php390 million in the same period in 2002.

Cash dividend payments in the first nine months of 2003 amounted to Php1,213 million, compared to Php1,178 million in the first nine months of 2002, all of which were paid solely to preferred shareholders of PLDT. The most recent cash dividend paid by PLDT to its common shareholders was in April 2001, and it does not expect to pay its common shareholders any dividends in 2003.

Contractual Obligations and Commercial Commitments

Contractual Obligations

The following table discloses our contractual obligations outstanding as of September 30, 2003:

	Payments Due by Period
	Total	Within 1 year	2-3 years	4-5 years	After 5 years
		(in millions)
Long-term debt obligations	Php156,438	Php21,498	Php57,618	Php33,284	Php44,038
Long-term lease obligations	7,361	1,758	3,059	1,899	645
Unconditional purchase obligations(1)	10,315	1,216	2,240	2,195	4,664
Other long-term obligations	21,322	–	–	–	21,322
Total contractual cash obligations	Php195,436	Php24,472	Php62,917	Php37,378	Php70,669

_____________

(1)  Under the Air Time Purchase Agreement with ACeS International Limited, the amount disclosed in the table above for payments due within 1 year reflects a reduction in PLDT’s required payments agreed under a Standstill Agreement, while the amounts disclosed for payments due from 2 years onwards are based on the original Air Time Purchase Agreement. The parties to the Standstill Agreement have also agreed to negotiate in good faith and use their best efforts to reach an agreement on a revised ATPA before November 15, 2003 that will cover, among other matters, the amended minimum and supplemental air time payment provisions subject to the approval of ACeS International Limited’s creditors.

Long-term Debt Obligations

For a discussion of our long-term debt obligations, see Note 13 of the accompanying financial statements.

Long-term Lease Obligations

Transponder Lease Agreement. On December 28, 1995, PLDT and Mabuhay Satellite entered into a Transponder Lease Agreement, which was amended on May 10, 2000. This agreement has a term of ten years commencing on December 18, 1997, unless terminated earlier in accordance with the terms thereof. The annual basic rent for the transponders is US$18 million in 2002. As of September 30, 2003, PLDT’s aggregate remaining obligation under this agreement was approximately Php3,291 million.

Municipal Telephone Projects. In 1993, PLDT entered into two lease agreements with the Philippine Department of Transportation and Communications, or DOTC, covering telecommunications facilities established under the Municipal Telephone Act. Under these agreements, PLDT was granted the exclusive right to perform telecommunications management services, to expand services, and to promote the use of the DOTC-contracted facilities in certain covered areas for a period of 15 years. Title to the properties shall be transferred to PLDT upon expiration of the lease term. As of September 30, 2003, PLDT’s aggregate remaining obligation under these agreements amounted to approximately Php909 million. In case of cancellation, PLDT is liable to pay Php100 million under each of the two contracts as liquidated damages.

Domestic Fiber Optic Network Submerged Plant Agreement. On July 4, 2000, PLDT entered into an agreement with NTT World Engineering Marine Corporation for submarine cable repair and related services for the maintenance of PLDT's domestic fiber optic network submerged plant for a period of five years up to July 4, 2005. Under this agreement, PLDT is required to pay NTT World Engineering Marine Corporation a fixed annual standing charge of US$2 million, excluding cost for the use of a remotely-operated submersible vehicle at US$5,000 for every day of use and repair cost computed at US$19,000 per day of actual repair. As of September 30, 2003, the aggregate remaining obligation under this agreement was approximately Php259 million.

Digital Passage Service Contracts. PLDT has existing Digital Passage Service Contracts with foreign telecommunication administrations for several dedicated circuits to various destinations for ten to 25 years expiring at various dates. As of September 30, 2003, PLDT’s aggregate remaining obligation under these contracts amounted to approximately Php140 million.

License Agreement with Mobius Management Systems (Australia) Pty Ltd., or Mobius. PLDT entered into a license agreement with Mobius pursuant to which Mobius has granted PLDT a non-exclusive, non-assignable and non-transferable license for the use of computer software components. Under this agreement, Mobius is also required to provide maintenance services for a period of one year at no additional maintenance charge. PLDT may purchase maintenance services upon expiration of the first year for a fee of 15% of the current published license fee. As of September 30, 2003, PLDT’s aggregate obligation under this agreement was approximately Php71 million.

Other Long-term Lease Obligations. We have various long-term lease contracts for periods ranging from two to ten years covering certain offices, warehouses, cell sites, telecommunication equipment locations and various office equipment.

Unconditional Purchase Obligations

Air Time Purchase Agreement with ACeS International Limited. PLDT is a party to a Founder NSP Air Time Purchase Agreement, or ATPA, with AIL, which was amended in December 1998, under which PLDT is granted the exclusive right to sell ACeS services in the Philippines. In exchange, PLDT is required to purchase from AIL a minimum of US$5 million worth of air time annually over ten years commencing on the date of commercial operations of the Garuda I satellite. In the event AIL’s aggregate billing revenue is less than US$45 million in any given year, PLDT is required to make supplemental air time purchase payments not to exceed US$15 million per year during the ten-year term.

In March 2003, PLDT, together with the other founder shareholders, entered into a Standstill Agreement with AIL suspending the application and enforcement of the minimum and supplemental air time payments under the original ATPA. In lieu of these payments, the parties agreed that AIL shall provide PLDT and the other founder shareholders with unlimited use of air time for the year 2003 in exchange for a fixed fee in the amount of US$3.8 million for PLDT. Moreover, PLDT is obliged to purchase from AIL 13,750 satellite phone units for the year 2003 at US$395 F.O.B. per unit, subject to quarterly price adjustments. The parties to the Standstill Agreement also agreed to negotiate in good faith and use their best efforts to reach an agreement on a revised ATPA before November 15, 2003 that will cover, among other matters, the amended minimum and supplemental air time payment provisions subject to the approval of AIL’s creditors.

As of September 30, 2003, PLDT’s aggregate remaining minimum obligation under this agreement was approximately Php10,087 million.

International Affiliate Agreement with VeriSign, Inc., or VeriSign. On September 15, 2000, ePLDT entered into an agreement with VeriSign for the non-exclusive, non-transferable right and license to use the VeriSign software, brand and Certification Practice Statement for the purpose of approving, issuing, suspending or revoking digital certificates for users of the Internet or similar open systems in the Philippines for a period of seven years. Under this agreement, ePLDT is required to pay VeriSign a certain percentage of the revenue derived from the services subject to minimum annual royalty payments aggregating to US$1.2 million, which was subsequently reduced to US$0.9 million, for the seven-year contract period. In addition, ePLDT was required to pay an annual support fee totaling US$0.5 million during the first year and US$0.3 million in each year thereafter.

Effective July 1, 2003, VeriSign has agreed to amend the agreement and issued Addendum 6 to write-off all past dues invoices and payments owed to VeriSign, which were invoiced or scheduled to be invoiced under the agreement prior to this Addendum 6. All royalty payments and annual support fees due through June 2003 will be part of the write-off in the amount of US$0.8 million. For contract year 4 (September 2003-August 2004), the annual support fee will be reduced from US$0.3 million to US$ 40,000 and for contract years 5-7 (September 2003-August 2007) from US$0.3 million to US$0.16 million. In addition, VeriSign agreed to reduce the affiliate revenue sharing rates from 50% of suggested retail price to 25% of suggested retail price for both enterprise and internet products for 12 months starting July 2003 and negotiable thereafter. As of September 30, 2003, ePLDT’s aggregate remaining minimum obligation under this agreement was approximately Php26 million pertaining to annual support fee.

License Purchase Agreement with I-Contact Solutions Pte. Ltd. On April 2, 2003, iPlus Intelligent Network Inc., or iPlus, entered into an Application Services Provider, or ASP, and Reseller Contract with I-Contact Solutions Pte. Ltd., or I-Contact, of Singapore. Under the agreement, iPlus will purchase licenses of the CosmoCall Universe ™ IP-based contact center solution. CosmoCall Universe supports multi-channel customer interactions including telephone, web chat, web voice, web video, web collaboration, email and voicemail in one high capacity, high availability, multi-tenant platform. CosmoCall Universe is a complete, unified contact center suite that includes ACD, IVR, CTI, predictive dialing, multimedia recording and a complement of powerful management applications. The aggregate value of these licenses is US$2.1 million and these will be delivered quarterly over a two-year period. Further to the agreement, I-Contact will appoint iPlus as the exclusive reseller and ASP for the Philippine market and will provide iPlus with all the necessary support in terms of sales, marketing, and technical services. As of September 30, 2003, iPlus’ aggregate remaining obligation under this agreement was approximately Php82 million.

Other Unconditional Purchase Obligations. PLDT has various purchase contracts for periods ranging from two to three years covering the use of fraud management system and satellite hub and remote VSAT network systems.

Other Long-term Obligations

Mandatory Conversion and Purchase of Shares. As of September 30, 2003, PLDT had issued a total of 3 million shares of Series V Convertible Preferred Stock, 5 million shares of Series VI Convertible Preferred Stock and 4 million shares of Series VII Convertible Preferred Stock in exchange for a total of 58 million shares of Piltel’s Series K, Class I Convertible Preferred Stock pursuant to the debt restructuring of Piltel. Of these PLDT issued preferred shares, 99% of Series V, close to 100% of

Series VI and 100% of Series VII Convertible Preferred Stock were issued on June 4, 2001. In 2002, PLDT issued additional 30,100 shares of Series V Convertible Preferred Stock and 14,087 shares of Series VI Convertible Preferred Stock in exchange for a total of 220,935 shares of Series K, Class I Convertible Preferred Stock of Piltel. In March 2003, PLDT issued 92,413 more shares of Series VI Convertible Preferred Stock in exchange for 462,065 shares of Piltel’s Series K, Class I Convertible Preferred Stock. Each share of Series V, VI and VII Convertible Preferred Stock is convertible at any time at the option of the holder into one PLDT common share. On the date immediately following the seventh anniversary of the issue date of the Series V and Series VI Convertible Preferred Stock and on the eighth anniversary of the issue date of the Series VII Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted to PLDT common shares. Under a put option exercisable for 30 days, holders of common shares received on mandatory conversion will be able to require PLDT to purchase such PLDT common shares for Php1,700 or US$36.132 or JP¥4,071.89 per share, depending on the series.

As of September 30, 2003, 145,320 shares of Series V Convertible Preferred Stock and 529,400 shares of Series VI Convertible Preferred Stock had been converted to PLDT common shares. The aggregate value of the put option based on outstanding shares as of September 30, 2003 was Php21,322 million, of which Php13,622 million is payable on June 4, 2008 and Php7,700 million on June 4, 2009 if all of the outstanding shares of Series V, VI and VII Convertible Preferred Stock were mandatory converted and all the underlying common shares were put to PLDT. The market value of the underlying common shares was Php7,091 million, based on the market price of PLDT’s common stock of Php640 per share as of September 30, 2003.

Commercial Commitments

As of September 30, 2003, our outstanding commercial commitments, in the form of letters of credit, amounted to Php1,910 million. These commitments will expire within one year.

In October 1998, Smart entered into a Frame Supply Contract with Nokia Telecommunications OY for the supply of hardware, software and documentation for its GSM cellular network. In the same month, Smart and Nokia (Philippines), Inc., or Nokia, signed a Frame Services Contract that covers the design, planning, installation, commissioning, integration, acceptance testing, training, and handling of the GSM network. In 2001, Smart issued a Master Purchase Order, or MPO, in the amount of US$200 million in favor of Nokia Networks OY for the purchase of additional equipment to expand its GSM cellular network. As of September 30, 2003, the balance due under this MPO amounted to US$12 million. In addition, on May 30, 2003, Smart entered into a Technical Support Services Order, or TSSO, with Nokia in the amount of US$8 million. As of September 30, 2003, the commitment due under this TSSO which is valid until December 31, 2003, amounted to US$2 million. See Note 21 to the accompanying financial statements for further discussion.

Quantitative and Qualitative Disclosures about Market Risks

Our operations are exposed to various risks, including liquidity risk, foreign exchange risk and interest rate risk. The importance of managing these risks has significantly increased in light of considerable change and continuing volatility in the Philippine and international financial markets. With a view to managing these risks, we have incorporated financial risk management functions in our organization, particularly in our treasury operations.

Liquidity Risk Management

We seek to manage our liquidity profile to be able to finance our capital expenditures and service our maturing debts. To cover our financing requirements, we intend to use internally generated funds and proceeds from debt and equity issues and sales of certain assets.

As part of our liquidity risk management program, we regularly evaluate our projected and actual cash flow information and continuously assess conditions in the financial markets for opportunities to pursue fund-raising initiatives. These initiatives may include bank loans, export credit agency-guaranteed facilities, and debt capital and equity market issues.

Foreign Exchange Risk Management

As of September 30, 2003, the Philippine peso depreciated against the U.S. dollar to Php54.877 to US$1.00 from Php53.254 to US$1 as of December 31, 2002. As of September 30, 2002, the Philippine peso depreciated against the U.S. dollar to Php52.410 to US$1.00 from Php51.690 to US$1.00 as of December 31, 2001. In the first nine months of 2003, PLDT capitalized net foreign exchange losses of Php3,117 million, as compared to Php2,187 million in the same period in 2002. Of these capitalized net foreign exchange losses Php2,997 million in the first nine months of 2003 and Php1,868 million in the same period in 2002, were attributable to foreign currency-denominated liabilities used to finance our capital investments and were therefore recorded as additions to the carrying value of the related property accounts.

The following table shows our consolidated and non-consolidated foreign currency-denominated monetary assets and liabilities and their peso equivalents as of September 30, 2003 and December 31, 2002:

	September 30, 2003(1)		December 31, 2002(2)
	U.S. dollars	Pesos	U.S. dollars	Pesos
	(Unaudited)		(Audited)
		(in millions)
Consolidated
Assets
Cash and cash equivalents	US$122	Php6,687	US$76	Php4,033
Accounts receivable	191	10,504	148	7,910
	313	17,191	224	11,943
Liabilities
Accounts payable	40	2,222	56	2,969
Accrued expenses and other current liabilities	140	7,702	165	8,782
Notes payable	–	–	6	320
Long-term debt	2,707	145,890	2,957	156,398
Deferred credits and other noncurrent liabilities	91	4,987	98	5,205
	2,978	160,801	3,282	173,674
Net foreign currency-denominated liabilities	US$2,665	Php143,610	US$3,058	Php161,731
Non-Consolidated
Assets
Cash and cash equivalents	US$54	Php2,979	US$49	Php2,602
Accounts receivable	130	7,123	116	6,158
	184	10,102	165	8,760
Liabilities
Accounts payable	7	382	23	1,220
Accrued expenses and other current liabilities	9	474	47	2,476
Notes payable	–	–	6	320
Long-term debt	2,401	129,131	2,558	135,158
Deferred credits and other noncurrent liabilities	91	4,987	98	5,205
	2,508	134,974	2,732	144,379
Net foreign currency-denominated liabilities	US$2,324	Php124,872	US$2,567	Php135,619

________________

(1)  The exchange rate used was Php54.877 to US$1.00.

(2)  The exchange rate used was Php53.254 to US$1.00.

While a certain percentage of our revenues is either linked to or denominated in U.S. dollars, substantially all of our indebtedness, a substantial portion of our capital expenditures and a portion of our operating expenses are denominated in foreign currencies, mostly in U.S. dollars.

As of September 30, 2003, approximately 96% of both our total consolidated and non-consolidated debts were denominated in foreign currencies. Of our foreign currency-denominated debts, 5% and 6% are in Japanese yen, on a consolidated and non-consolidated basis, respectively, and the balance in U.S. dollars. Thus, a weakening of the peso against the U.S. dollar or Japanese yen will increase both the principal amount of our unhedged foreign currency-denominated debts (representing 62% and 59% of our consolidated and non-consolidated debts, respectively), and interest expense on our debt in peso terms. In addition, many of our financial ratios and other financial tests will be negatively affected. If, among other things, the value of the peso against the U.S. dollar drops from its current level, we may be unable to maintain compliance with these ratios, which could result in acceleration of some or all of our indebtedness. For further information on our loan covenants, see “Liquidity and Capital Resources — Financing Activities — Covenants” above and Note 13 to the accompanying financial statements.

To manage our foreign exchange risks, stabilize cash flows, and improve investment and cash flow planning, we enter into forward foreign exchange contracts, foreign currency swap contracts, currency options and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows. However, these hedges do not cover all of our exposure to foreign exchange risks, and hedges to cover all of our exposure are not currently nor readily available.

Specifically, we use forward foreign exchange contracts, foreign currency swap contracts and currency option contracts to manage the foreign exchange risk associated with our foreign currency-denominated loans. As of September 30, 2003, PLDT’s outstanding forward foreign exchange contracts, principal-only long-term cross-currency swap contracts and currency option contracts amounted to US$142 million, US$725 million and US$70 million, respectively.

Smart’s outstanding forward foreign exchange contracts amounted to US$68 million as of September 30, 2003. Also, Smart had a long-term cross-currency swap contract which matured on April 30, 2003. The final exchange has been made and the contract has been terminated.

For further discussions of these contracts, see Note 24 to the accompanying financial statements.

Interest Rate Risk Management

From time to time and on a limited basis, we enter into interest rate swap agreements in order to manage our exposure to interest rate fluctuations.

We make use of hedging instruments and structures solely for reducing or eliminating financial risks associated with our liabilities and not for trading or speculative purposes.

Effect of Peso Depreciation

In the first nine months of 2003 and 2002, our operating revenues, which have been received in U.S. dollars or in respect of which we have been able to adjust our service fees to reflect changes in the peso-to-dollar exchange rate exceeded our U.S. dollar-linked operating expenses. As a result, the depreciation of the peso against the dollar over this period had a positive net impact on our operating profit. However, since substantially all of our indebtedness is denominated in U.S. dollars, such depreciation has also increased our interest expense in peso terms and increased the peso amounts of our U.S. dollar-denominated indebtedness. PLDT has capitalized its foreign exchange losses in respect of its U.S. dollar-denominated indebtedness, and net income in future periods is expected to be negatively affected as a result of higher depreciation expense resulting from such capitalization. Our cash flows are negatively affected by the higher peso cost of repaying U.S. dollar-denominated debts, and our ability to comply with financial covenants and ratios is negatively affected by the increase in the amount of our debts and our interest expenses in peso terms.

Impact of Inflation and Changing Prices

Inflation can be a significant factor in the Philippine economy, and we are continually seeking ways to minimize its impact. In recent periods, while decreases in the relative value of the peso have had a significant effect on us, we do not believe inflation has had a material impact on our operations. The average inflation rate in the Philippines in the first nine months of 2003 was 2.9%, compared to 3.3%, in the first nine months of 2002.

OTHER INFORMATION

Related Party Transactions

In the ordinary course of business, companies belonging to the PLDT Group are engaged in arm’s-length intercompany transactions. We believe that the terms of these transactions are comparable with those available from unrelated parties.

•               Telecommunications services provided within the PLDT Group — interconnection agreements among/between PLDT, Smart, Piltel, Clark Telecom, Subic Telecom, MaraTel and PLDT Global under terms similar with those agreed with other telecommunications providers outside the PLDT Group.

•               Transponder Lease Agreement between PLDT and Mabuhay Satellite — an agreement pursuant to which Mabuhay Satellite leases to PLDT C-band transponders on board the Agila II satellite, in consideration of a basic rent. Rentals under this agreement totaled Php550 million and Php613 million for the nine months months ended September 30, 2003 and 2002, respectively. PLDT’s outstanding obligations under this agreement amounted to Php73 million as of September 30, 2003 and Php269 million as of December 31, 2002.

•               Facilities Management Agreement between PLDT and Piltel — an agreement under which PLDT undertakes the management, operation and maintenance of Piltel’s regional telecommunications facilities as well as Executive Order No. 109, network operations and services, including E.O. 109 fixed line build-out installations, public calling offices, payphone facilities, and the systems required to support these services. Management fees under this agreement totaled Php56 million and Php64 million for the nine months ended September 30, 2003 and 2002, respectively. PLDT’s outstanding receivables under this agreement amounted to Php338 million as of September 30, 2003 and Php258 million as of December 31, 2002.

•               Facilities Management Agreement between Subic Telecom and Piltel — an agreement under which Subic Telecom manages the regional telephone network, customer operations, network operations and payphones of Piltel in Subic and Olongapo City. Management fees under this agreement totaled Php16 million for the nine months period ended September 30, 2003 and 2002. Subic Telecom’s outstanding receivables under this agreement amounted to Php7 million as of September 30, 2003 and Php2 million as of December 31, 2002.

•               Agreements between Smart and Piltel — agreements relating to the integration of Smart’s and Piltel’s operations under which Smart undertakes to manage Piltel’s facilities, customer services and administrative support and management services. In addition, Smart also entered into a facilities service agreement with Piltel under which Piltel accesses Smart's existing GSM network and facilities to enable Piltel to offer prepaid cellular service using GSM technology in exchange for approximately 50% of Piltel's revenues, net of interconnection expenses. Total fees under these service agreements totaled Php3,428 million and Php2,218 million for the nine months ended September 30, 2003 and 2002, respectively. Smart’s outstanding receivables under these agreements amounted to Php1,587 million as of September 30, 2003 and Php1,027 million as of December 31, 2002.

•               Air Time Purchase Agreement between PLDT and AIL and Related Agreements — an agreement under which PLDT has been granted the exclusive right to sell ACeS services in the Philippines. In March 2003, PLDT, together with the founder shareholders, entered into a Standstill Agreement in respect of the Air Time Purchase Agreement. See Notes 16 and 21 to the accompanying financial statements for further discussion.

•               Agreements between Smart and ACeS Philippines — agreements under which Smart
(1) provides ACeS Global Mobile Personal Communications by Satellite, or GMPCS, services, in the Philippines under a revenue-sharing agreement, (2) undertakes the management, maintenance and operations of GMPCS, and (3) provides certain administrative support and services in certain aspects of ACeS Philippines’ business operations. Fees under these agreements, net of ACeS Philippines’ share, totaled Php52 million and Php36 million for the nine months ended September 30, 2003 and 2002, respectively. Under these agreements, Smart had outstanding payables of Php137 million as of September 30, 2003, and no outstanding obligation as of December 31, 2002.

In addition, transactions to which PLDT or its subsidiary is a party, in which a director or key officer or owner of more than 5% of the common shares of PLDT, or any member of the immediate family of a director or key officer or owner of more than 5% of the common shares of PLDT had a direct or indirect material interest as of September 30, 2003 and December 31, 2002 and for the nine months ended September 30, 2003 and 2002 are as follows:

•               Agreements with NTT Communications and/or its Affiliates — agreements under which (1) NTT Communications provides advisory services for various business areas of PLDT; (2) NTT World Engineering Marine Corporation provides maintenance services to PLDT’s domestic fiber optic network; (3) PLDT is licensed to market managed data and other services using NTT Communications’ Arcstar brand; and (4) PLDT and NTT Communications agreed to cooperative arrangements for international telecommunication services. Fees under these agreements totaled Php218 million and Php251 million for the nine months ended September 30, 2003 and 2002, respectively. PLDT’s outstanding obligations under these agreements amounted to Php39 million and Php36 million as of September 30, 2003 and December 31, 2002.

•               Agreements between Smart and Asia Link B.V. — agreements under which Asia Link undertakes to provide technical support services for the operations and maintenance of Smart’s CMTS. Fees under these agreements totaled Php223 million and Php300 million for the nine months ended September 30, 2003 and 2002, respectively. Under these agreements, Smart had outstanding payables of Php102 million as of September 30, 2003 and Php31 million as of December 31, 2002. Asia Link is a subsidiary of First Pacific.

•               Agreement with Foote, Cone & Belding Worldwide, or FCB Worldwide — an agreement under which FCB Worldwide provides consultancy and advisory services to PLDT. The chairman of PLDT’s board of directors is the non-executive chairman of FCB Worldwide’s representative office in the Philippines.

•               Agreements relating to insurance companies — Gotuaco del Rosario and Associates, or Gotuaco, acts as the broker for certain insurance companies to cover certain insurable properties of the PLDT Group. Insurance premiums are remitted to Gotuaco and the broker’s fees are settled between Gotuaco and the insurance companies. In addition, PLDT has signed an insurance policy with Malayan Insurance Co. Inc., or Malayan, wherein premiums are paid directly to Malayan. Premium payments to Gotuaco and Malayan covering the twelve-month period ending July 31, 2004 including payments subsequent to 2002 totaled Php334 million. Two directors of PLDT have a direct/indirect interest in or serve as director/officer of Gotuaco and Malayan.

For a more detailed discussion of the related party transactions enumerated above, see Note 16 to the accompanying financial statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2003 AND DECEMBER 31, 2002

AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

BALANCE SHEETS

(in million pesos)

	Consolidated		Non-Consolidated
	September 30, 2003 (Unaudited)	December 31, 2002 (As restated – Note 3)	September 30, 2003 (Unaudited)	December 31, 2002 (As restated – Note 3)
ASSETS
Current Assets
Cash and cash equivalents (Notes 5 and 23)	11,430	10,876	3,235	4,165
Accounts receivable – net (Notes 6, 16 and 23)	20,321	20,124	16,970	19,376
Inventories and supplies – net (Note 7)	3,479	4,507	2,140	2,709
Deferred income tax – net (Notes 3 and 19)	4,166	3,772	3,962	3,002
Prepayments and other current assets	2,633	1,879	1,992	1,403
Total Current Assets	42,029	41,158	28,299	30,655
Noncurrent Assets
Property, plant and equipment – net (Notes 7, 8, 13 and 21)	247,148	252,025	188,045	190,722
Investments – net (Notes 2, 3, 9, 13, 15, 16, 18 and 21)	1,647	5,470	41,118	39,425
Other noncurrent assets – net (Notes 9, 10 and 16)	5,678	4,677	2,815	1,613
Total Noncurrent Assets	254,473	262,172	231,978	231,760
	296,502	303,330	260,277	262,415

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Notes payable (Notes 11 and 23)	2,094	760	1,884	720
Accounts payable (Notes 16 and 23)	6,107	9,694	6,409	7,396
Accrued expenses and other current liabilities (Notes 3, 12, 16 and 23)	15,909	12,531	6,853	5,537
Current portion of long-term debt (Notes 8, 13, 23 and 24)	21,494	19,176	13,847	11,962
Dividends payable (Note 15)	949	424	524	424
Income tax payable (Note 19)	179	982	–	538
Total Current Liabilities	46,732	43,567	29,517	26,577
Noncurrent Liabilities
Long-term debt – net of current portion (Notes 8, 13, 23 and 24)	134,944	148,587	118,849	127,362
Deferred income tax – net (Note 19)	11,181	10,699	9,654	9,231
Deferred credits and other noncurrent liabilities (Notes 3, 14, 16 and 17)	10,256	11,540	9,640	11,157
Total Noncurrent Liabilities	156,381	170,826	138,143	147,750
Minority Interest in Consolidated Subsidiaries	772	849	–	–
Stockholders’ Equity (Notes 2 and 15)	92,617	88,088	92,617	88,088
	296,502	303,330	260,277	262,415

See accompanying Notes to Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

STATEMENTS OF INCOME

(in million pesos, except per share amounts)

	Consolidated		Non-Consolidated		Consolidated		Non-Consolidated
	Nine Months Ended September 30				Three Months Ended September 30
	2003	2002	2003	2002	2003	2002	2003	2002
	(Unaudited)
OPERATING REVENUES (Notes 3 and 16)
Fixed line services:
Local exchange	15,607	15,936	15,527	15,859	5,142	5,217	5,114	5,199
International long distance	9,247	7,804	8,826	7,393	3,198	2,581	3,108	2,377
National long distance	4,793	5,837	4,731	5,772	1,500	1,920	1,474	1,897
Data and other network	4,381	4,126	4,208	4,031	1,505	1,408	1,433	1,359
Miscellaneous	260	226	557	569	80	101	200	271
	34,288	33,929	33,849	33,624	11,425	11,227	11,329	11,103
Wireless services	34,858	23,622	–	–	12,365	8,793	–	–
Information and communications technology services	1,257	613	–	–	394	217	–	–
	70,403	58,164	33,849	33,624	24,184	20,237	11,329	11,103
OPERATING EXPENSES
Depreciation and amortization (Note 8)	17,799	17,852	9,636	9,682	6,082	6,280	3,205	3,222
Compensation and benefits (Note 17)	8,192	7,654	5,287	5,321	2,610	2,537	1,650	1,718
Selling and promotions (Note 3)	7,307	5,915	986	939	2,454	2,418	357	325
Maintenance (Note 16)	4,031	3,028	2,361	2,101	1,397	843	807	682
Provision for doubtful accounts (Note 6)	3,058	3,218	2,106	2,609	1,170	1,624	702	1,205
Rent (Note 16)	2,413	2,327	1,330	1,232	731	1,071	484	440
Professional and other service fees (Note 16)	1,253	1,195	672	711	412	414	217	242
Insurance and security	1,109	897	562	442	374	357	185	167
Taxes and licenses (Note 22)	1,002	655	482	389	367	214	195	116
Other operating costs (Note 16)	1,889	1,258	749	607	511	458	167	189
	48,053	43,999	24,171	24,033	16,108	16,216	7,969	8,306
NET OPERATING INCOME	22,350	14,165	9,678	9,591	8,076	4,021	3,360	2,797
OTHER EXPENSES – Net (Notes 3, 6, 8, 9, 10, 13, 16, 18 and 23)	15,179	9,341	4,419	5,186	3,610	2,747	(522)	1,627
INCOME BEFORE INCOME TAX AND MINORITY INTEREST IN NET INCOME (LOSSES) OF CONSOLIDATED SUBSIDIARIES	7,171	4,824	5,259	4,405	4,466	1,274	3,882	1,170
PROVISION FOR (BENEFIT FROM) INCOME TAX (Notes 3 and 19)	1,531	1,176	(536)	739	389	346	(133)	212
INCOME BEFORE MINORITY INTEREST IN NET INCOME (LOSSES) OF CONSOLIDATED SUBSIDIARIES	5,640	3,648	5,795	3,666	4,077	928	4,015	958
MINORITY INTEREST IN NET INCOME (LOSSES) OF CONSOLIDATED SUBSIDIARIES	(155)	(18)	–	–	62	(30)	–	–
NET INCOME	5,795	3,666	5,795	3,666	4,015	958	4,015	958
Earnings Per Common Share (Note 20)
Basic	25.20	14.45	25.20	14.45	19.69	3.19	19.69	3.19
Diluted	24.57	14.41	24.57	14.41	19.06	3.19	19.06	3.19

See accompanying Notes to Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(in million pesos)

	Preferred Stock	Common Stock	Capital in Excess of Par Value	Retained Earnings	Total

Balances at January 1, 2002:
As previously reported	4,242	845	48,906	34,635	88,628
Effect of change in revenue recognition for prepaid cards, net of income tax effect (Note 3)	–	–	–	(2,066)	(2,066)
Effect of change in accounting policy on preoperating expenses (Note 3)	–	–	–	(186)	(186)
As restated	4,242	845	48,906	32,383	86,376
Net income for the period:	–	–	–	–	–
As previously reported				4,156	4,156
Effect of change in revenue recognition for prepaid cards, net of income tax effect (Note 3)	–	–	–	(468)	(468)
Effect of change in accounting policy on preoperating expenses (Note 3)	–	–	–	(22)	(22)
As restated	–	–	–	3,666	3,666
Cash dividends	–	–	–	(1,338)	(1,338)
Partial redemption of Series IV Preferred Stock (Note 15)	(72)	–	–	–	(72)
Issuance of capital stock (Note 15)	370	2	20	–	392
Balances at September 30, 2002 (Unaudited)	4,540	847	48,926	34,711	89,024

Balances at January 1, 2003:
As previously reported	4,585	847	48,953	34,004	88,389
Effect of change in accounting policy on preoperating expenses (Note 3)	–	–	–	(301)	(301)
As restated	4,585	847	48,953	33,703	88,088
Net income for the period	–	–	–	5,795	5,795
Cash dividends	–	–	–	(1,313)	(1,313)
Issuance of capital stock (Note 15)	32	–	15	–	47
Balances at September 30, 2003 (Unaudited)	4,617	847	48,968	38,185	92,617

See accompanying Notes to Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

STATEMENTS OF CASH FLOWS

(in million pesos)

	Consolidated		Non-Consolidated		Consolidated		Non-Consolidated
	Nine Months Ended September 30				Three Months Ended September 30
	2003	2002	2003	2002	2003	2002	2003	2002
	(Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax and minority interest in net income (losses) of consolidated subsidiaries	7,171	4,824	5,259	4,405	4,466	1,274	3,882	1,170
Adjustments for:
Depreciation and amortization	17,799	17,852	9,636	9,682	6,082	6,280	3,205	3,222
Provision for doubtful accounts	3,058	3,218	2,106	2,609	1,170	1,624	702	1,205
Equity share in net losses (income) of investees, including goodwill amortization and provision for impairment in value of investment	1,618	1,038	(7,256)	(1,905)	2	317	(4,054)	(481)
Others	3,498	823	1,805	208	190	449	564	208
Interest expense	9,173	10,693	7,369	8,333	3,079	3,484	2,539	2,737
Interest income	(597)	(795)	(80)	(58)	(121)	(269)	(29)	(22)
Operating income before working capital changes	41,720	37,653	18,839	23,274	14,868	13,159	6,809	8,039
Decrease (increase) in:
Accounts receivable	(3,227)	(719)	(424)	40	(1,390)	(1,119)	181	2,048
Inventories and supplies	536	439	375	805	945	(440)	176	46
Prepayments and other current assets	(45)	124	74	(507)	(283)	(66)	(257)	(326)
Increase (decrease) in:
Accounts payable	(2,648)	(1,474)	(1,029)	(1,323)	(230)	3,407	219	1,133
Accrued expenses and other current liabilities	2,835	2,569	752	211	833	2,061	687	(122)
Cash generated from operations	39,171	38,592	15,587	22,500	14,743	17,002	7,815	10,818
Income taxes paid	(2,285)	(299)	(538)	(181)	(872)	(4)	–	–
Net cash provided by operating activities	36,886	38,293	18,049	22,319	13,871	16,998	7,815	10,818
CASH FLOWS FROM INVESTING ACTIVITIES
Net additions to property, plant and equipment	(10,252)	(10,027)	(3,127)	(3,753)	(5,565)	(3,327)	(2,272)	(1,888)
Interest paid – capitalized to property, plant and equipment	(745)	(1,084)	(742)	(914)	(204)	(331)	(211)	(274)
Net disposals of (additions to) investments in shares of stocks	39	(393)	–	(389)	114	(201)	–	(203)
Dividends received	–	–	4,300	32	–	–	–	32
Increase in other noncurrent assets	(1,462)	(888)	(1,371)	(934)	(1,358)	(742)	(1,263)	(681)
Interest received	647	510	81	58	114	164	30	24
Net cash used in investing activities	(11,773)	(11,882)	(859)	(5,900)	(6,899)	(4,437)	(3,716)	(2,990)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt	9,018	31,944	8,800	25,720	1,456	5,494	1,325	5,335
Payments of long-term debt	(24,110)	(36,960)	(18,423)	(29,239)	(5,347)	(15,645)	(3,432)	(13,955)
Proceeds from (payments of) notes payable	1,330	(4,703)	1,158	(1,279)	(696)	(2,274)	(746)	(300)
Interest paid – net of capitalized portion	(8,486)	(10,067)	(6,937)	(7,869)	(2,406)	(3,540)	(2,028)	(2,982)
Increase (decrease) in deferred credits and other noncurrent liabilities	(1,157)	(2,679)	(1,599)	(3,065)	786	(317)	499	(980)
Cash dividends paid	(1,213)	(1,178)	(1,213)	(1,178)	(519)	(416)	(519)	(416)
Proceeds from issuance of capital stock	47	390	47	390	4	45	4	45
Redemption of preferred stock	–	(72)	–	(72)	–	–	–	–
Net cash used in financing activities	(24,571)	(23,325)	(18,167)	(16,592)	(6,722)	(16,653)	(4,897)	(13,253)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	12	59	47	53	64	297	67	223
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	554	3,145	(930)	(120)	314	(3,795)	(731)	(5,202)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	10,876	4,123	4,165	2,336	11,116	11,063	3,966	7,418
CASH AND CASH EQUIVALENTS AT END OF PERIOD	11,430	7,268	3,235	2,216	11,430	7,268	3,235	2,216

See accompanying Notes to Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

NOTES TO FINANCIAL STATEMENTS

1.           Corporate Information

The Philippine Long Distance Telephone Company, or PLDT, was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928, following the merger of four telephone companies under common U.S. ownership. In 1967, effective control of PLDT was sold by General Telephone and Electronics Corporation (a major stockholder since PLDT’s incorporation) to a group of Filipino businessmen. In 1981, in furtherance of the then existing policy of the Philippine government to integrate the Philippine telecommunications industry, PLDT purchased substantially all of the assets and liabilities of Republic Telephone Company.

The common shares of PLDT are listed and traded on the Philippine Stock Exchange, or PSE, and prior to October 19, 1994, were listed and traded on the American Stock Exchange and Pacific Exchange in the United States. On October 19, 1994, an American Depositary Receipts, or ADRs, facility was established pursuant to which Citibank N.A., as depositary, issued ADRs evidencing American Depositary Shares, or ADSs, with each ADS representing one PLDT common share. JP Morgan Chase Bank has been appointed as successor depositary for PLDT’s ADRs effective February 10, 2003. The ADSs are listed and traded on the New York Stock Exchange and the Pacific Exchange in the United States.

PLDT’s charter, like those of all other Philippine corporations, was initially limited to a period of 50 years but has since been extended twice for 25 years each, the last extension being for an additional 25-year period to 2028. Under its amended charter (Republic Act No. 7082), which became effective on August 24, 1991, PLDT is authorized to provide virtually every type of telecommunications service, both within the Philippines and between the Philippines and other countries.

PLDT operates under the jurisdiction of the Philippine National Telecommunications Commission, or NTC, which jurisdiction extends, among other things, to approving major services offered by PLDT and certain rates charged by PLDT.

As of September 30, 2003, the PLDT Group had 18,007 employees while PLDT, on a stand-alone basis, had 10,355 employees, compared to 19,139 and 12,131 employees, respectively, as of December 31, 2002.

The registered office address of PLDT is Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines.

2.           Basis of Financial Statement Preparation

Our financial statements have been prepared in conformity with generally accepted accounting principles in the Philippines, or Philippine GAAP, based on the historical cost convention.

Our unaudited financial statements include, in our opinion, all adjustments consisting only of normal recurring adjustments, necessary to present fairly the results of operations for the interim periods. The results of operations for the nine months ended September 30, 2003 are not necessarily indicative of the results of operations that may be expected for the full year.

In preparing the unaudited September 30, 2003 financial statements, we followed the same accounting policies, except as discussed in Note 3 – Accounting Changes, Adoption of SFAS 38/IAS 38 “Intangible Assets”, and methods of computation that we had applied in the preparation of the audited December 31, 2002 financial statements.

Our unaudited consolidated financial statements include the unaudited financial statements of PLDT and those of the following subsidiaries (collectively, the PLDT Group), which were all incorporated in the Philippines except for PLDT Global Corporation, which was incorporated in the British Virgin Islands.

		Percentage of Ownership
		As of September 30
Name of Subsidiary	Principal Activity	2003	2002

Fixed Line
PLDT Clark Telecom, Inc., or Clark Telecom	Telecommunications services	100.0	100.0
Subic Telecommunications Company, Inc., or Subic Telecom	Telecommunications services	100.0	100.0
Smart–NTT Multimedia, Inc., or SNMI	Data and network services	100.0	100.0
PLDT Global Corporation, or PLDT Global, and subsidiaries	Telecommunications services	100.0	100.0
Maranao Telephone Company, Inc., or MaraTel	Telecommunications services	97.5	92.3
Bonifacio Communications Corporation, or BCC	Telecommunications, infrastructure and related value-added services	75.0	37.5
Wireless
Smart Communications, Inc., or Smart, and subsidiaries	Cellular mobile services	100.0	100.0
Telesat, Inc., or Telesat	Satellite communications services	94.4	94.4
ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines	Satellite phone services	88.5	88.5
Mabuhay Satellite Corporation, or Mabuhay Satellite	Satellite communications services	67.0	67.0
Information and Communications Technology
ePLDT, Inc., or ePLDT, and subsidiaries	Information and communications infrastructure for internet-based services, e-commerce, call centers and IT-related services	100.0	100.0

Subsidiaries are consolidated from the date when control is transferred to the PLDT Group and cease to be consolidated from the date when control is transferred out of the PLDT Group.

Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances. Intercompany balances and transactions, including intercompany profits and unrealized profits and losses, are eliminated.

Minority interests represent the equity interests in MaraTel, BCC, Telesat, ACeS Philippines and Mabuhay Satellite not held by the PLDT Group.

Investments in Shares of Stock

Investments in shares of stock of companies where PLDT’s ownership interest ranges from 20% to 50% (collectibly referred to as associates), except for the investments in Piltel (see Note 3 – Accounting Changes, Investments in Piltel), are accounted for under the equity method of accounting. These are entities in which the PLDT Group has significant influence and which is neither a subsidiary nor a joint venture of the PLDT Group. Under the equity method, the investments in associates are carried in the balance sheets at cost plus post-acquisition changes in the PLDT Group’s share in net assets of associates, less impairment in value, if any. The statements of income reflect the PLDT Group’s share in the results of operations of associates. Unrealized gains arising from transactions with our associates are eliminated to the extent of the PLDT Group’s interests in associates, against the investments in associates. The PLDT Group’s investments in its associates include goodwill (net of accumulated amortization) on acquisition, which are treated in accordance with the accounting policy for goodwill, see Note 4 – Summary of Significant Accounting Policies.

Other investments in companies over which no significant influence is exercised and for which the control is temporary are stated at cost, less allowance for any significant and permanent decline in market value.

3.           Accounting Changes

Revenue Recognition for Prepaid Cards

In the fourth quarter of 2002, we changed our revenue recognition policy for prepaid cards and have now elected to recognize the revenue based on actual subscribers’ usage of the prepaid cards for better matching of revenues and expenses. Prior to 2002, we recognized revenues at the time of sale.

We have accounted for this change in accounting policy retroactively and have accordingly restated our comparative financial statements to conform to the changed policy. The after-tax effect of the change was a decrease of Php468 million in consolidated net income for the nine months ended September 30, 2002 and a reduction of Php2,066 million in beginning retained earnings in 2002. Basic and diluted earnings per common share decreased by Php2.76 and Php2.60, respectively, for the nine months ended September 30, 2002.

Consolidated unearned revenues related to unused prepaid cards sold amounting to Php1,863 million and Php2,022 million as of September 30, 2003 and December 31, 2002 and non-consolidated unearned revenues amounting to Php580 million and Php431 million as of September 30, 2003 and December 31, 2002, respectively, are included in “Accrued expenses and other current liabilities” in the balance sheets.

Investments in Piltel

In June 2001, Piltel completed the restructuring of substantially all of its indebtedness and other claims. PLDT’s ownership in Piltel’s outstanding common stock decreased from 57.6% to 45.3% as a result of the transfer of 208 million common shares of Piltel held by PLDT to the financial advisors of Piltel to settle part of the fees in connection with the debt restructuring.

Effective June 27, 2001, Piltel ceased to be treated as a consolidated subsidiary as a result of the reduction of PLDT’s equity interest in common shares of Piltel from 57.6% to 45.3%.

PLDT accounted for its investments in Piltel using the equity method from June 27, 2001 to December 31, 2001. As of December 31, 2001, the balance of PLDT’s investments in Piltel amounted to Php948 million, representing the equity in net assets of Piltel as of that date.

Under the terms of Piltel’s debt restructuring plan, Piltel is not permitted to declare or pay any dividends, repay or pay interest on any financial indebtedness to PLDT Group and purchase, cancel, redeem or otherwise repay any of its share capital until all amounts owed to Piltel creditors have been paid or discharged. As of September 30, 2003 and December 31, 2002, Piltel reported a capital deficiency of Php20,394 million and Php19,100 million, respectively.

In addition, PLDT issued a Letter of Support for the benefit of Piltel and its creditors under which PLDT has agreed to cover any funding shortfalls of Piltel up to a maximum amount of US$150 million, of which
US$50 million (approximately Php2,757 million) remained undrawn as of September 30, 2003.

The Philippine Accounting Standards Council, or ASC, approved the adoption of Statement of Financial Accounting Standards, or SFAS, 28/International Accounting Standards, or IAS, 28, “Accounting for Investments in Associates,” which became effective in the Philippines for financial statements covering periods beginning on or after January 1, 2002. Under SFAS 28/IAS 28, an investment in an associate should be accounted for in the consolidated financial statements under the equity method, except when it operates under severe long-term restrictions that significantly impair its ability to transfer funds to the parent company. Such investments should be accounted for at cost in accordance with the original SFAS 10, “Summary of Generally Accepted Accounting Principles on Investments”.

The change in method of accounting for investments in Piltel from equity method to cost method does not have any effect on our financial statements.

Adoption of SFAS 38/IAS 38 “Intangible Assets”

The ASC approved the adoption of SFAS 38/IAS 38 “Intangible Assets”, which became effective in the Philippines for financial statements covering periods beginning on or after January 1, 2003. SFAS 38/
IAS 38 requires that expenditures on research, start-up, training, advertising and relocation are to be expensed as incurred. Further, SFAS 38/IAS 38 prescribes the retroactive adjustment of unamortized intangible assets to beginning retained earnings of 2003 and the restatement of comparative prior period financial statements.

As at January 1, 2003, ePLDT’s and certain of its subsidiaries’ consolidated unamortized preoperating expenses amounted to Php311 million, of which Php301 million, representing ePLDT’s equity interest, was retroactively adjusted to beginning retained earnings. Preoperating expenses incurred for the nine months ended September 30, 2003 were charged to operations. The effect of the application of SFAS 38/IAS 38 was a decrease of Php22 million in the consolidated and non-consolidated net income for the nine months ended September 30, 2002 and reductions in beginning retained earnings amounting to Php301 million in 2003 and Php186 million in 2002. No tax effect adjustment was considered in the application of SFAS 38/IAS 38 due to income tax holiday enjoyed by ePLDT and its subsidiaries.

4.      Summary of Significant Accounting Policies

Our significant accounting policies and practices are discussed below to facilitate the understanding of our financial statements:

Revenue Recognition

Revenue for services is stated at amounts invoiced to customers and excludes value-added tax. We provide fixed-line communication services, wireless communication services, and information and communications technology services. We provide such services to business, residential, payphone and wireless customers. Revenue, which excludes value-added tax, represents the value of fixed consideration that has been received or is receivable. Revenue is recognized when there is evidence of an arrangement, collectibility is reasonably assured, and the delivery of the product or service has occurred.

Products and services

Subscriptions

We provide telephone and data communication services under postpaid and prepaid payment arrangements. Revenue includes fees for installation and activation.

Airtime, traffic and value-added services

Prepaid service revenue collected in advance is deferred and recognized based on the earlier of actual usage or upon expiration of the usage period. Payphone service revenue is recognized when the service is provided. Interconnection revenue for call termination, call transit, and network usage are recognized in the period the traffic occurs. Revenue related to local, long distance, network-to-network, roaming and international call connection services is recognized when the call is placed or the connection is provided, net of amounts payable to other telecommunication carriers for terminating calls in their territories. Revenue related to products and value-added services is recognized upon delivery of the product or service.

Equipment sales

Sales of communication equipment are recognized upon delivery to the customer.

Cash and Cash Equivalents

Cash consists of cash on hand and in banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less and that are subject to an insignificant risk of change in value.

Accounts Receivable

Accounts receivable are stated at face value, net of allowance for doubtful accounts.

Allowance for Doubtful Accounts

Allowance for doubtful accounts is maintained at a level considered adequate to provide for potentially uncollectible receivables. The level of allowance is based on historical collection, write-off experience, current economic trends, changes in our customer payment terms and other factors that may affect collectibility. An evaluation of the receivables, designed to identify potential charges to the allowance, is performed on a continuous basis during the period.

The allowance is established by charges to income in the form of provision for doubtful accounts. Such provision is computed as a certain percentage of operating revenues. The level of this allowance is also evaluated by management on the basis of factors that affect the collectibility of the accounts, such as age status of receivables. In addition, accounts specifically identified to be potentially uncollectible are provided with adequate allowance.

Inventories and Supplies

Inventories and supplies are valued at the lower of cost or net realizable value. These are items of cellular phone units, materials, spare parts, terminal units and accessories.

Net realizable value is the replacement cost. Cost is determined using the moving average method.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation, amortization and any impairment in value.

The initial cost of property, plant and equipment comprises its purchase price and any costs directly attributable to bringing the asset to its working condition and location for its intended use. Expenditures incurred after the assets have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to income in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as an additional cost of property, plant and equipment. Cost also includes interest on borrowed funds used during the construction period and capitalized foreign exchange losses and gains related to foreign currency-denominated liabilities used to acquire such assets, net of foreign exchange gains on restatement of monetary assets. When assets are sold or retired, their costs and accumulated depreciation, amortization and impairment losses, if any, are eliminated from the accounts and any gain or loss resulting from their disposal is included in the statements of income of such period.

Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives of the assets:

Property, Plant and Equipment	Estimated Useful Lives

Cable and wire facilities	20 – 25 years
Central office equipment	15 – 20 years
Cellular facilities	10 years
Buildings	25 – 40 years
Vehicles and other work equipment	5 – 10 years
Furniture	3 – 10 years
Communications satellites	15 years
Information origination/termination equipment	5 – 15 years
Land improvements	10 years

The useful lives and depreciation and amortization method are reviewed periodically to ensure that the period and method of depreciation and amortization are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

Smart revised the estimated remaining useful lives of its certain analog network assets to effectively end by December 2002 in order to reflect the effects of obsolescence, continuing decline in analog subscribers, competition and other economic factors which are considered to have shortened the economic useful lives of these assets. As a result, depreciation charges increased by Php1,410 million for the nine months ended September 30, 2002. Having complied with the requirements set out by the NTC, Smart closed down the operation of its analog network on December 31, 2002.

Property under construction is stated at cost. This includes cost of construction, plant and equipment and other direct costs. Property under construction is not depreciated until such time that the relevant assets are completed and put into operational use.

Borrowing costs that are directly attributable to the construction of plant and equipment are capitalized during the construction period, See Note 8 – Property, Plant and Equipment.

Impairment of Assets

Starting January 1, 2002, property, plant and equipment, investments, goodwill and other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognized in the statements of income. The recoverable amount is the higher of an asset’s net selling price or value in use. The net selling price is the amount obtainable from the sale of an asset in an arm’s – length transaction while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if it is not possible, for the cash-generating unit to which the asset belongs. Reversal of impairment losses recognized in prior years is recorded when there is an indication that the impairment losses recognized for the asset no longer exist or have decreased. The reversal is recorded as income. However, the increased carrying amount of an asset due to a reversal of an impairment loss is recognized to the extent it does not exceed the carrying amount that would have been determined had the impairment loss not been recognized for that asset in prior years.

Goodwill

Goodwill, included under “Other noncurrent assets – net” in the consolidated balance sheets, represents the excess of acquisition cost over the fair value of identifiable net assets of a subsidiary at the date of acquisition. With respect to investment in an associate, goodwill is included in the carrying amount of the investment. Goodwill is amortized on a straight-line basis over the estimated useful economic life up to a maximum of five years. It is stated at cost less accumulated amortization and any impairment in value.

Deferred Charges

Issuance costs, underwriting fees and related expenses incurred in connection with the issuance of debt instruments are deferred and amortized over the terms of the instruments.

Borrowing Costs

Borrowing costs are generally expensed as incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are ready for their intended use. If the resulting carrying amount of the asset exceeds its recoverable amount, an impairment loss is recorded. Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds, including exchange differences arising from foreign currency borrowings used to finance these projects to the extent that they are regarded as an adjustment to interest cost.

Retirement Costs

PLDT and Smart have funded noncontributory retirement plans, administered by the respective companies’ Trustee, covering permanent employees. Retirement costs are actuarially determined using the projected unit credit of accrued benefit valuation method. This method reflects services rendered by employees to the date of valuation and incorporates assumptions concerning employees’ projected salaries. Retirement costs include current service cost plus amortization of past service cost, experience adjustments and changes in actuarial assumptions over the expected average remaining working lives of the covered employees.

Foreign Currency Transactions and Translations

Transactions in foreign currencies are recorded in Philippine pesos by applying to the foreign currency amount the spot exchange rate prevailing at the time of the transaction date. Foreign exchange gains or losses arising on the spot settlements or restatement of monetary items at rates different from those at which they were initially recorded during the period or presented in the previous financial statements are recorded in the statements of income in the period in which they arise, except for exchange losses arising from borrowed funds used and liabilities incurred to finance the acquisition of property, plant and equipment, net of foreign exchange gains from all foreign currency monetary items, if any, which are capitalized to the appropriate property, plant and equipment accounts, see – New Accounting Standards Effective Subsequent to 2002, SFAS 21/IAS 21, “The Effects of Changes in Foreign Exchange Rates”.

Financial statements of consolidated foreign subsidiaries that are integral to the operations of the PLDT Group are translated as if the transactions of the foreign operation had been those of the PLDT Group. At each balance sheet date, foreign currency monetary items are translated using the closing rate, nonmonetary items which are carried at historical cost are translated using the historical rate as of the date of acquisition and nonmonetary items which are carried at fair value are translated using the exchange rate that existed when the values were determined. Income and expense items are translated at the exchange rates on the dates of the transactions. Resulting exchange differences are recognized in the statements of income during the period.

Financial Instruments

PLDT and Smart use forward exchange contracts to hedge foreign currency assets, liabilities and firm commitments. Translation gains or losses on these forward exchange contracts are computed by multiplying the forward notional amounts by the difference between the spot exchange rates prevailing on balance sheet dates and the spot exchange rates on the contract inception dates (or the last reporting dates). The resulting gains or losses are offset against the translation losses or gains on the underlying hedged transactions. Any premium or discount is amortized over the period of the contract and charged or credited to current operations. For short-term forward transactions, the contracted forward rates are used to record the underlying hedged transactions.

PLDT also enters into currency swap contracts to hedge the currency risk on its fixed rate notes. With these swaps, PLDT effectively converts its U.S. dollar notes to peso notes. Thus, the underlying notes are no longer revalued to spot exchange rates on balance sheet date but are recorded at the hedged exchange rates. Swap costs due on the contracts are accrued as of balance sheet date.

PLDT also utilizes various structures incorporating currency option (both buy and sell) contracts to hedge the currency risk on its fixed rate notes. These contracts provide PLDT the right to purchase or the obligation to sell foreign currency at pre-determined prices. Premium payments due on the contracts are amortized over the contract term and charged to current operations. Changes in the options’ intrinsic values are also charged or credited to current operations.

Interest rate swap agreements are entered into to manage exposure to interest rate fluctuations. Net income/expense on the swaps is accrued as of balance sheet date.

Unrealized mark-to-market gains and losses on outstanding derivatives entered into as hedges are not included in the determination of net income but are disclosed in the related notes to financial statements.

Other derivative financial instruments entered into that are not designated as hedges are marked to market, with the revaluation gains and losses credited or charged to current operations.

Income Taxes

Deferred income tax is provided using the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to: (a) temporary differences between the financial reporting bases of assets and liabilities and their related tax bases; and (b) net operating loss carryover, or NOLCO. Deferred tax assets and liabilities are measured using the tax rates applicable to taxable income in the years in which those temporary differences are expected to be recovered or settled and NOLCO are expected to be applied. A valuation allowance is provided for deferred tax assets when it is more likely than not that some or all of the deferred tax assets will not be realized in the future.

Earnings Per Common Share

Basic earnings per share, or EPS, is calculated by dividing the net income for the year attributable to common shareholders by the weighted average number of common shares outstanding during the year, after giving retroactive effect to any stock dividend declarations.

Diluted EPS is calculated in the same manner assuming that, at the beginning of the year or at the time of issuance during the year, all outstanding options are exercised and convertible preferred shares are converted to common shares. Outstanding stock options will have a dilutive effect under the treasury stock method only when the average market price of the underlying common share during the period exceeds the exercise price of the option.

Where the effects of the assumed conversion of the preferred shares and the exercise of all outstanding options have anti-dilutive effect, basic and diluted EPS are stated at the same amount.

Segment Reporting

Segment assets include operating assets used by a segment and consist principally of operating cash, receivables, inventories and property, plant and equipment, net of allowances and provisions. Segment liabilities include all operating liabilities and consist principally of accounts payable, accrued expenses and long-term debt. Segment assets and liabilities do not include deferred income taxes.

Segment revenues, segment expenses and segment performance include transfers between business segments. The transfers are accounted for at competitive market prices charged to unaffiliated customers for similar products. Such transfers are eliminated in our consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and revenue and expenses during the period reported. Actual results could differ from our estimates.

Adoption of New Statements of Financial Accounting Standards, or SFAS/International Accounting Standards, or IAS

We adopted the following SFAS/IAS, which became effective on January 1, 2003:

•         SFAS 10/IAS 10, “Events After the Balance Sheet Date”;

•         SFAS 22/IAS 22, “Business Combinations”;

•         SFAS 37/IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”; and

•         SFAS 38/IAS 38, “Intangible Assets”.

The effects of adopting SFAS 38/IAS 38 are discussed in Note – 3, Accounting Changes, Investments in ePLDT. Additional disclosure requirements by the new standards are included in the financial statements where applicable.

New Accounting Standards Effective Subsequent to September 30, 2003

The ASC has approved the following accounting standards, which will be effective subsequent to 2003:

•         SFAS 17/IAS 17, “Leases”, which prescribes the accounting policies and disclosures to be applied to finance and operating leases. Finance leases are those that transfer substantially all risks and rewards of ownership to the lessee. The standard provides certain guidelines on assessing whether leases or similar agreements would qualify as finance leases. We will adopt SFAS 17/IAS 17 when it becomes effective in 2004 and we are currently evaluating any effect of the adoption of this accounting standard on our financial position and results of operations; and

•         SFAS 21/IAS 21, “The Effects of Changes in Foreign Exchange Rates”, which provides restrictive conditions for the capitalization of foreign exchange losses. As of September 30, 2003, undepreciated capitalized foreign exchange losses on a consolidated and non-consolidated basis included in property, plant and equipment amounted to Php61,488 million and Php54,281 million, respectively. Upon adoption in 2005 of SFAS 21/IAS 21, the proposed treatment is to adjust any undepreciated capitalized foreign exchange losses, net of exchange losses that qualify as borrowing cost and income tax effect, against beginning retained earnings, to the extent that amounts capitalized do not meet the conditions under the new standard, and to restate prior years’ financial statements. As of September 30, 2003, undepreciated capitalized foreign exchange losses that qualify as borrowing costs amount to approximately Php31,000 million on a consolidated basis and Php25,000 million on a non-consolidated basis.

5.      Cash and Cash Equivalents

This account consists of:

	Consolidated		Non-Consolidated
	September 30, 2003 (Unaudited)	December 31, 2002 (Audited)	September 30, 2003 (Unaudited)	December 31, 2002 (Audited)
	(in million pesos)
Cash on hand and in banks	1,741	3,053	592	856
Temporary investments	9,689	7,823	2,643	3,309
	11,430	10,876	3,235	4,165

Cash in banks earns interest at the prevailing bank deposit rates. Temporary investments are made for varying periods of up to three months depending on our immediate cash requirements, and earn interest at the prevailing short-term deposit rates.

6.      Accounts Receivable

This account consists of receivables from:

	Consolidated		Non-Consolidated
	September 30, 2003 (Unaudited)	December 31, 2002 (Audited)	September 30, 2003 (Unaudited)	December 31, 2002 (Audited)
	(in million pesos)
Customers and carriers	29,170	26,675	22,434	22,601
Others	2,258	1,950	2,161	2,758
	31,428	28,625	24,595	25,359
Less allowance for doubtful accounts	11,107	8,501	7,625	5,983
	20,321	20,124	16,970	19,376

Receivables from carriers represent receivables arising from interconnection agreements with other telecommunications carriers. The aforementioned receivable balances are shown net of related payables to the same telecommunications carriers.

On June 30, 1999, PLDT entered into a Master Receivables Purchase and Sale Agreement, or MRPSA, with a foreign financial institution, or the Purchaser, under which PLDT sold to the Purchaser eligible receivables from certain foreign carriers in several discrete sales. Under this agreement, PLDT services, administers and collects the receivables on behalf of the Purchaser, and transfers all its rights of ownership to the Purchaser upon sale. This facility was terminated on June 27, 2002.

On September 21, 2000, PLDT entered into a similar MRPSA with another foreign financial institution covering foreign carriers that were not included in the June 30, 1999 agreement. This second facility was terminated on September 18, 2002.

On October 10, 2002, PLDT entered into a Receivables Purchase Deed, or RPD, with a foreign financial institution, or the Purchaser, under which PLDT agreed (1) to sell its receivables from certain eligible foreign carriers for an advance payment of US$50 million and (2) to service, administer and collect the receivables on behalf of the Purchaser. The Purchaser shall have no recourse to PLDT should the eligible carrier fail or refuse to settle the assigned/purchased receivables, except when PLDT commits a breach of its representations and warranties under the RPD.

Sale of receivables under the RPD amounted to US$8 million (Php444 million) for the nine months ended September 30, 2003. No sale was made under the MRPSA agreements for the nine months ended September 30, 2002.

7.      Inventories and Supplies

This account consists of:

	Consolidated		Non-Consolidated
	September 30, 2003 (Unaudited)	December 31, 2002 (Audited)	September 30, 2003 (Unaudited)	December 31, 2002 (Audited)
		(in million pesos)
Spare parts and supplies	1,774	2,281	1,766	2,272
Terminal and cellular phone units	1,817	2,208	366	369
Others	592	452	94	68
	4,183	4,941	2,226	2,709
Less allowance for inventory obsolescence	704	434	86	–
	3,479	4,507	2,140	2,709

Spare parts and supplies issued to various projects are included as part of property under construction shown under “Property, Plant and Equipment”.

8.      Property, Plant and Equipment

This account consists of:

	Cable and wire facilities	Central office equipment	Cellular facilities	Buildings	Vehicles, furniture, and other work equipment	Commu- nications satellites	Information origination/ termination equipment	Land and land improvements	Property under construction	Total
	(in million pesos)

Consolidated
At December 31, 2002 (Audited)
Cost	111,117	97,414	55,632	25,016	19,090	10,767	5,705	2,528	20,170	347,439
Accumulated depreciation and amortization	(23,671)	(31,717)	(18,587)	(4,467)	(11,536)	(3,088)	(2,108)	(240)	–	(95,414)
Net book value	87,446	65,697	37,045	20,549	7,554	7,679	3,597	2,288	20,170	252,025
Nine months ended September 30, 2003 (Unaudited)
Opening net book value	87,446	65,697	37,045	20,549	7,554	7,679	3,597	2,288	20,170	252,025
Additions/Transfers	5,557	5,427	5,038	804	1,464	142	339	(1)	(3,836)	14,934
Disposals/Retirement	(16)	–	(28)	(40)	(169)	(380)	–	(22)	(71)	(726)
Impairment losses recognized in the income statement	–	–	–	–	(441)	(845)	(118)	–	–	(1,404)
Accumulated depreciation and amortization	(3,846)	(5,004)	(5,398)	(698)	(1,614)	(557)	(549)	(15)	–	(17,681)
Closing net book value	89,141	66,120	36,657	20,615	6,794	6,039	3,269	2,250	16,263	247,148
At September 30, 2003 (Unaudited)
Cost	116,582	102,709	60,263	25,520	20,511	10,332	5,710	2,505	16,263	360,395
Accumulated depreciation, amortization and impairment losses	(27,441)	(36,589)	(23,606)	(4,905)	(13,717)	(4,293)	(2,441)	(255)	–	(113,247)
Net book value	89,141	66,120	36,657	20,615	6,794	6,039	3,269	2,250	16,263	247,148

Non-Consolidated
At December 31, 2002 (Audited)
Cost	101,912	96,245	–	23,143	11,358	–	5,441	2,116	18,652	258,867
Accumulated depreciation and amortization	(22,685)	(31,377)	–	(3,544)	(8,290)	–	(2,013)	(236)	–	(68,145)
Net book value	79,227	64,868	–	19,599	3,068	–	3,428	1,880	18,652	190,722
Nine months ended September 30, 2003 (Unaudited)
Opening net book value	79,227	64,868	–	19,599	3,068	–	3,428	1,880	18,652	190,722
Additions/Transfers	4,651	5,330	–	439	598	–	282	(3)	(4,220)	7,077
Disposals/Retirement	–	–	–	–	–	–	–	(12)	–	(12)
Accumulated depreciation and amortization	(3,168)	(4,890)	–	(498)	(675)	–	(494)	(17)	–	(9,742)
Closing net book value	80,710	65,308	–	19,540	2,991	–	3,216	1,848	14,432	188,045
At September 30, 2003 (Unaudited)
Cost	106,453	101,458	–	23,560	11,818	–	5,388	2,101	14,432	265,210
Accumulated depreciation and amortization	(25,743)	(36,150)	–	(4,020)	(8,827)	–	(2,172)	(253)	–	(77,165)
Net book value	80,710	65,308	–	19,540	2,991	–	3,216	1,848	14,432	188,045

Substantially all our telecommunications equipment is purchased outside the Philippines. A significant source of financing for such purchases is foreign loans that require repayment in currencies other than Philippine pesos, principally in U.S. dollars (see Note 13 – Long-term Debt). Interest and net foreign exchange losses (gains) capitalized to property, plant and equipment for the nine months ended September 30, 2003 and 2002 were as follows:

	Consolidated		Non-Consolidated
	Nine Months Ended September 30
	2003	2002	2003	2002
	(Unaudited)
	(in million pesos)
Interest	745	1,084	742	914
Foreign exchange losses - net	3,611	2,468	3,021	2,187

As of September 30, 2003 and December 31, 2002, the undepreciated capitalized net foreign exchange losses amounted to Php61,488 million and Php62,049 million, respectively, on a consolidated basis and amounted to Php54,281 million and Php54,395 million, respectively, on a non-consolidated basis.

In June 2003, ACeS Philippines recognized an impairment provision of Php964 million in respect of certain equipment in relation to the business of AIL after having determined certain factors which raised substantial doubt about AIL’s ability to continue as a going concern. See Note 9 – Investments for further discussion.

Under the terms of certain loan agreements and other debt instruments, PLDT may not create, incur, assume or permit or suffer to exist any mortgage, pledge, lien or other encumbrance or security interest over the whole or any part of its assets or revenues or suffer to exist any obligation as lessee for the rental or hire of real or personal property in connection with any sale and leaseback transaction.

9.      Investments

This account consists of:

	Consolidated		Non-Consolidated
	September 30, 2003 (Unaudited)	December 31, 2002 (Audited)	September 30, 2003 (Unaudited)	December 31, 2002 (As restated – Note 3)
	(in million pesos)
Investments in shares of stock:
Cost:
Common	5,814	5,809	26,366	26,314
Preferred	9,236	9,309	18,292	18,296
	15,050	15,118	44,658	44,610
Less cost of investment in Piltel	(11,690)	(11,689)	(11,690)	(11,689)
	3,360	3,429	32,968	32,921
Accumulated equity share in net losses of investees	(13,403)	(11,798)	(3,540)	(7,237)
Less accumulated equity share in net losses of Piltel	11,690	11,689	11,690	11,689
Net accumulated equity share in net income (losses) of investees (Note 15)	(1,713)	(109)	8,150	4,452
Total cost and accumulated equity share in net income of investees	1,647	3,320	41,118	37,373
Investments in debt securities	–	2,150	–	2,052
Total	1,647	5,470	41,118	39,425
Investments in shares of stock:
At equity:
Smart	–	–	38,246	32,205
Mabuhay Satellite	–	–	1,486	1,299
Subic Telecom	–	–	376	728
ePLDT	–	–	243	631
Clark Telecom	–	–	243	221
Telesat	–	–	197	179
SNMI	–	–	115	115
BCC	–	–	75	–
MaraTel	–	–	85	75
PLDT Global	–	–	3	3
ACeS Philippines	–	–	–	1,822
Others	47	31	–	–
	47	31	41,069	37,278
At cost:
Piltel (Note 3)	–	–	–	–
ACeS International Limited	–	1,614	–	–
Mabuhay Space Holdings Limited	885	885	–	–
Stradcom International Holdings, Inc.	629	616	–	–
Others	86	174	49	95
	1,600	3,289	49	95
Total	1,647	3,320	41,118	37,373

The movements in our net accumulated equity share in net income (losses) of investees can be accounted for as follows:

	Consolidated		Non-Consolidated
	September 30, 2003 (Unaudited)	December 31, 2002 (Audited)	September 30, 2003 (Unaudited)	December 31, 2002 (As restated – Note 3)
		(in million pesos)
Accumulated equity share in net losses of investees at beginning of period	(11,798)	(7,628)	(7,237)	(6,427)
Equity share in net income (losses) of investees, including goodwill amortization and provision for impairment in value of investment for the period	(1,618)	(4,163)	7,256	530
Dividends received	–	–	(4,300)	(1,340)
Others	13	(7)	741	–
Accumulated equity share in net losses of investees at end of period	(13,403)	(11,798)	(3,540)	(7,237)
Less accumulated equity share in net losses of Piltel	11,690	11,689	11,690	11,689
Net accumulated equity share in net income (losses) of investees	(1,713)	(109)	8,150	4,452

Subscription for Smart Preferred Shares

On various dates in 2001 and 2000, PLDT entered into Subscription Agreements with Smart under which PLDT subscribed for a total of 762 million preferred shares of Smart at Php13.875 per share, or an aggregate subscription price of Php10,578 million. As of December 31, 2002, the subscription price of said preferred shares had been fully paid.

On December 12, 2002, Smart redeemed 299 million out of 762 million preferred shares subscribed by PLDT in 2001 and 2000 at a redemption price of Php13.875 per share, or a total redemption price of Php4,150 million.

The preferred shares of Smart have the same dividend rights as its common shares and are convertible at any time at the option of the shareholder, at a conversion ratio of one common share for each preferred share. These preferred shares are redeemable at any time at the option of Smart, provided that the conversion right of the shareholder shall prevail over the redemption right of Smart.

On December 9, 2002, PLDT transferred and conveyed to Smart certain inland and submarine domestic fiber optic cable loops, digital transmission equipment and corresponding network management systems with an aggregate net book value of Php4,138 million, as consideration and in exchange for 298 million preferred shares of Smart subscribed by PLDT at Php13.875 per share.

Investment in ePLDT

In August 2000, PLDT incorporated ePLDT to serve as the principal corporate vehicle for PLDT’s information and communications technology initiatives and ventures. As of September 30, 2003, ePLDT held interests in a number of businesses, which include:

a.       Internet Data Center under the brand name VitroÔ;

b.       100% investment in Vocativ Systems Inc., a 750-seat call center facility that commenced full commercial operations in April 2002 exclusively for clients of a global provider of customer relationship management services;

c.       100% investment in Parlance Systems, Inc., a 520-seat call center facility that commenced full commercial operations in June 2002 exclusively for one of the largest direct-to-home satellite service providers in the United States for customer support and billing requirements;

d.       100% owned subsidiary, mySecureSign, Inc., a principal affiliate of VeriSign, Inc., which is the largest certification authority and issuer of digital certificates worldwide that commenced full commercial operations in January 2002;

e.       100% owned subsidiary, iPlus Intelligent Network, Inc., which provides IT helpdesk/contact center solutions and terminals for credit, debit and cash card transaction;

f.        100% owned subsidiary, Sidera Technologies, Inc., incorporated to engage in the business of designing and managing reloadable chip-based cards. In March 2003, ePLDT had written off its investment, advances and related assets in Sidera Technologies, Inc. totaling Php213 million;

g.       99.6% investment in Infocom Technologies Inc., an Internet service provider;

h.       41% investment in Digital Paradise, Inc., an internet café business which assumed the assets and brand of Netopia. ePLDT’s 40% convertible debt in Netopia Computer Technologies, Inc. was assigned to Digital Paradise, Inc., in exchange for a 41% equity interest;

i.         22.5% interest in convertible securities of Stradcom International Holdings, the parent company of Stradcom Corporation which has an existing concession agreement with the Philippine government for the modernization of the Philippine Land Transportation Office, including the computerization of driver’s license issuance, vehicle registration and traffic adjudication systems; and

j.         20.5% equity interest in the Philippine e-procurement joint venture, BayanTrade Dotcom, Inc.

On June 30, 2003, ePLDT sold its 51% interest in Contact World, Inc. and assigned its receivables from the same to Service Zone, Inc., a US-based call center operator, for a total consideration of US$700,000. Contact World is a joint venture company with Salmat Pty Limited of Australia engaged in the call center business.

On June 30, 2003, ePLDT signed a Joint Venture Agreement with DataPost Pte Ltd., or DataPost, a subsidiary of Singapore Post, and G3 Worldwide ASPAC (Spring), pursuant to which the parties formed ePDS, Inc., or ePDS, a bills printing company which will do laser printing and enveloping services for statements, bills and invoices, and other value-added services to companies in the Philippines. ePLDT has a 50% interest in ePDS, while DataPost has a 30% interest. Spring, the largest international mail services provider, owns the remaining 20%. ePDS has an initial paid-up capital of Php11 million.

On September 10, 2003, ePLDT sold its 45% equity interest in Mindstream, Inc. to Exceed Learning Institute, Inc. for a total consideration of Php11 million worth of training credits. Mind Stream, Inc. is an information technology or IT learning center under license with the National Institute of Information Technology of India for IT courseware.

ePLDT had an initial authorized capital stock of Php1 billion, which was increased in May 2001 to Php4 billion. As of September 30, 2003, PLDT had subscribed for 1,672 million shares of ePLDT’s common capital stock for which PLDT partially paid cash of Php550 million. The balance was fully paid by: (a) offsetting against PLDT’s receivables from ePLDT amounting to Php450 million, (b) transferring to ePLDT 19 million Infocom shares held by PLDT valued at Php135 million, (c) transferring to ePLDT certain areas of PLDT’s Information Systems Data Center valued at Php270 million, and (d) transferring to ePLDT a portion of PLDT’s Jupiter property valued at Php267 million.

Investment in BCC

In February 2003, PLDT entered into a separate Deed of Assignment of Subscription with Smart and Fort Bonifacio Development Corporation, or FBDC, where Smart and FBDC assigned, transferred and conveyed in favor of PLDT their total subscription of 750,000 common shares and 750,000 preferred shares of BCC and all their interest and rights therein for a total consideration of Php93 million. The assignments include subscription payable aggregating Php68 million. The shares represent 75% of the subscribed capital stock of BCC.

BCC was incorporated primarily to own, construct, establish, maintain, lease and otherwise operate, to the extent allowed by law, communication infrastructure and to provide related services, including but not limited to, value-added services, within the Fort Bonifacio Global City and Villamor Air Base.

Investment in MaraTel

In June 2001, PLDT acquired 2,439,060 common shares of MaraTel for a total consideration of Php451 million. The shares represent 92.3% of the issued and outstanding common stock of MaraTel. The acquisition of a controlling interest in MaraTel is expected to improve PLDT’s existing coverage in Mindanao.

MaraTel is a franchised operator of telecommunications services in the province of Lanao del Norte and the cities of Iligan and Marawi. It has been in operation for fifty years with 17,603 subscribers and a switch capacity of 17,985 digital lines as of September 30, 2003.

In 2002, PLDT acquired an additional 134,237 common shares for a consideration of Php1 million. Accordingly, PLDT’s interest in MaraTel increased from 92.3% to 97.5%.

Investment in PLDT Global

PLDT Global is a wholly owned subsidiary incorporated with a view of positioning PLDT as a major full service global telecommunications player through a strategy of establishing points of presence in key cities worldwide.

The authorized capital stock of PLDT Global consists of 50,000 shares with a par value of US$1 per share.

Investments in Piltel

Piltel has experienced significant financial difficulties arising from several factors affecting its business. In 1999, it imposed a moratorium on payment of its outstanding indebtedness and began negotiations for the restructuring of its indebtedness to financial creditors. On June 4, 2001, Piltel completed the restructuring of approximately Php41 billion of indebtedness and other claims, representing approximately 98% of its total liabilities as of that date, including its contingent liability to Marubeni Corporation, or Marubeni, arising out of a Build-Transfer Agreement between Piltel and Marubeni.

Under the terms of the debt restructuring, 50% of Piltel’s debt was cancelled in exchange for Piltel convertible preferred shares which were mandatorily exchanged for PLDT convertible preferred shares, and the balance was restructured into 10-year and 15-year loans secured by substantially all of the present and future assets of Piltel. See Note 15 – Stockholders’ Equity for the terms of the PLDT convertible preferred shares.

In June 2002, holders of Piltel’s Series B, Class II Non-Convertible Preferred Stock, which had an aggregate redemption amount of Php102 million (including accrued dividends of Php20 million up to June 4, 2001), agreed to participate in the debt restructuring plan. Consequently, 50% of the redemption amount was released in exchange for 150,500 shares of Series K, Class I Convertible Preferred Stock of Piltel, or one share of Piltel’s Convertible Preferred Stock for every Php340 of the redemption amount, which were then exchanged for 30,100 shares of PLDT’s Series V Convertible Preferred Stock. See Note 15 – Stockholders’ Equity for the terms of PLDT Convertible Preferred Stock. The remaining 50% of the redemption amount was exchanged for a participation in the “Term Notes Facility” as described in the foregoing.

In October 2002, holders of Piltel’s convertible bonds, which had a redemption amount of US$7.7 million (principal amount of US$5.8 million including accretion costs up to June 4, 2001), agreed to participate in the debt restructuring plan. Consequently, 50% of the redemption amount was released in exchange for 532,500 shares of Piltel’s Series K, Class I Convertible Preferred Stock or one Piltel convertible preferred share for every Php340 of the redemption amount, which were exchangeable for 106,500 shares of PLDT’s Series VI Convertible Preferred Shares. In 2002, 70,435 out of the 532,500 shares of Piltel’s Series K, Class I Convertible Preferred Stock were exchanged for 14,087 shares of PLDT’s Series VI Convertible Preferred Stock. In March 2003, the remaining 462,065 shares of Piltel’s Series K, Class I Convertible Preferred Stock were exchanged for 92,413 shares of PLDT’s Series VI Convertible Preferred Stock. The remaining 50% of the redemption amount was exchanged for a participation in the “Convertible Notes Facility”.

In July 2003, holders of Piltel’s convertible bonds which had an aggregate amount of US$1.3 million (including accretion costs up to June 4, 2001) agreed to participate in the debt restructuring plan. Consequently, 50% of the redemption amount was released in exchange for 92,475 shares of Piltel’s Series K, Class I Convertible Preferred Stock, which will be exchanged for 8,495 shares of PLDT’s Series VI Convertible Preferred Stock upon receipt of tax clearance from the Bureau of Internal Revenue, or BIR. The remaining 50% of the redemption amount was exchanged for a participation in the “Convertible Notes Facility”.

Summarized below are the principal terms of the restructured debt of Piltel:

	10-Year Loans	15-Year Loans	Term Notes Facility	Convertible Notes
Final maturity	10 years from Effective Date	15 years from Effective Date	15 years plus 10 days from Effective Date	15 years from Effective Date
Amortization per annum	Years 1 and 2 – 0.00%	Years 1 and 2 – 0.00%	Years 1 and 2 – 0.00%	Years 1 and 2 – 0.00%
	Years 3 to 9 – 0.10%	Years 3 and 4 – 0.10%	Years 3 to 14 – 0.10%	Years 3 and 4 – 0.10%
	Year 10 – 99.30%	Year 5 – 2.00%	Year 15 – 98.80%	Year 5 – 1.05%
		Years 6 to 14 – 10.00%		Years 6 to 9 – 5.05%
		Year 15 – 7.80%		Year 10 – 54.65%
Years 11 to 14 – 5.00%
Year 15 – 3.90%
Interest rate

Peso facility – Philippine 91-day treasury bill rate (T-Bill Rate) or the average of the 91-day T-Bill Rate and the 90-day Philippine inter-bank offered rate (PHIBOR), if 90-day PHIBOR is different from the T-Bill Rate by more than 2.50%, plus 1.00% p.a.

U.S. dollar facilities – London interbank offered rate (LIBOR) for three-month U.S. dollar deposits plus 1.00% p.a.

Yen facility – LIBOR for three-month Yen deposits plus 1.00% p.a.

			181-day T-Bill Rate or the average of the 181-day T-Bill Rate and the 6-months PHIBOR, if 6-months PHIBOR is different from the T-Bill Rate by more than 2.50%, plus 1.00% p.a.	LIBOR for six-month U.S. dollar deposits plus 1.00% p.a.
Interest payment dates	Quarterly in arrears		Semi-annually

As of September 30, 2003 and December 31, 2002, total long-term debt of Piltel amounted to Php23,085 million and Php22,124 million, respectively, with maturities of up to June 14, 2016, consisting of the following:

	September 30, 2003 (Unaudited)		December 31, 2002 (Audited)
		(in millions)
Restructured debt
Philippine Pesos
10 year Tranche B		Php2,166		Php2,166
15 year Tranche C		2,166		2,166
15 year Term Notes Facility		293		293
		4,625		4,625
U.S. Dollars
10 year Tranche B	US$33	1,822	US$33	1,768
15 year Tranche C	33	1,822	33	1,768
15 year Conversion Notes Facility	122	6,681	122	6,449
	US$188	10,325	US$188	9,985
Japanese Yen
10 year Tranche B	JPY7,822	3,850	JPY7,822	3,510
15 year Tranche C	7,822	3,850	7,822	3,510
	JPY15,644	7,700	JPY15,644	7,020
Total		22,650		21,630
Unrestructured debt
U.S. Dollars
Banks	US$6	341	US$6	331
Convertible bonds	1	51	2	120
	US$7	392	US$8	451
Liabilities under capital lease		43		43
		Php23,085		Php22,124

To date, Piltel is not in compliance with the terms of convertible bonds with principal amount of US$0.7 million (approximately US$0.9 million redemption price) and US$6 million of other U.S. dollar denominated debt.

Piltel may not be able to restructure or otherwise pay the claims relating to its unrestructured debt. However, default on and acceleration of Piltel’s unrestructured indebtedness do not create a cross-default under Piltel’s restructured indebtedness or any indebtedness of PLDT.

If Piltel’s non-participating creditors take forceful measures to enforce their claims, it is possible that Piltel would be required to submit itself to a court-supervised rehabilitation proceeding or an involuntary insolvency proceeding seeking liquidation. All of Piltel’s creditors that participated in the debt restructuring agreed in connection with the debt restructuring that they would submit Piltel to a rehabilitation proceeding in those circumstances and petition for the adoption of a plan of rehabilitation that includes the financial terms of the debt restructuring plan. However, the laws and procedures governing a rehabilitation proceeding in the Philippine courts remain untested in significant respects. It cannot be assured that a rehabilitation plan which incorporates the financial terms of the debt restructuring would be adopted promptly or at all. Even if such a rehabilitation plan were adopted, it cannot be assured that Piltel would prove to be viable thereafter.

Until all amounts owed to participating creditors have been paid or discharged, PLDT will not be permitted to demand or receive any payment, redeem, or distribute in respect of any present and future liability owed by Piltel to PLDT or any affiliate of PLDT, subject to specified exceptions. These liabilities include equity funding to Piltel and other financial indebtedness owed by Piltel to PLDT or any affiliate of PLDT, but exclude payments due in respect of transactions having arm’s-length terms and/or in which the pricing is based on market terms. These severe long-term restrictions significantly impair Piltel’s ability to transfer funds to PLDT. In addition, PLDT is subject to contractual restrictions in the amount of financial support it can provide to Piltel under the Letter of Support.

PLDT issued a Letter of Support for the benefit of Piltel and its creditors under which PLDT has agreed to cover any funding shortfalls of Piltel up to a maximum amount of US$150 million less all amounts paid or committed to be paid to or on behalf of Piltel by PLDT on or after March 23, 2000. Under the Letter of Support, PLDT will provide funding to Piltel in the event that the cash flow from Piltel’s operations falls short of amounts required by it to discharge in full its obligations to any creditor of Piltel or any of its operating and financing investees. PLDT is subject to contractual restrictions limiting the amount of financial support it can provide to Piltel up to US$150 million. The undrawn balance under the Letter of Support was US$50 million, which is equivalent to approximately Php2,757 million as of September 30, 2003 and Php2,676 million as of December 31, 2002, respectively, after taking into account PLDT’s investments in Piltel as of and subsequent to March 23, 2000.

The continued operation of Piltel as a going concern is dependent upon amounts available to it under the Letter of Support and its ability to generate sufficient cash flows to meet its obligations on a timely basis, to comply with the provisions of the restructuring agreements it has entered into, and to obtain additional financing, as may be necessary.

In 2001, Piltel wrote down assets valued at Php13,984 million, which was reflected in Piltel’s accounts as of December 31, 2001. The write-down, as approved by Piltel’s Board of Directors, was a result of Piltel’s decision to scale down its Advanced Mobile Phone System, or AMPS, and Code Division Multiple Access System, or CDMA networks, beginning the second half of 2001 due to Piltel’s recent success in marketing its GSM prepaid service using the GSM network of Smart and the difficulty experienced in sourcing analog/CDMA handsets.

Piltel’s net worth amounted to Php1,900 million as of December 31, 2001 after taking into account the debt restructuring and assets write down. The balance of PLDT’s investments as of December 31, 2001 in Piltel amounted to Php948 million, representing the equity in net assets as of that date.

In December 2002, Piltel recognized impairment losses in respect of its AMPS/CDMA and Executive Order, or E.O. 109 assets valued at Php4,737 million and Php12,054 million, respectively. For the AMPS/CDMA assets, the impairment resulted from Piltel’s decision to deactivate all its AMPS/CDMA cell sites as the revenues generated from its AMPS/CDMA postpaid and prepaid services could no longer support the cost of operating the network. Piltel’s revenues from its AMPS/CDMA postpaid and prepaid services declined considerably in 2002 with the sustained success of Piltel’s and other cellular operators’ prepaid GSM service.

The impairment of E.O. 109 assets brought down the net book value of these assets to their recoverable value, which was estimated using the net present value of future cash flows from the E.O. 109 postpaid service. Cash flows from the E.O. 109 prepaid or limited mobility service were no longer considered in computing the recoverable value of the E.O. 109 assets as Piltel had to terminate this service in February 2003. Revenues from the E.O. 109 prepaid or limited mobility service, which uses N-AMPS cellular technology, were likewise unfavorably affected by the success of Piltel’s and other cellular operators’ prepaid GSM service.

The current level of operation of Piltel indicates that it is unlikely that residual amounts may be realized by PLDT from its investments in Piltel. Piltel had a total negative net worth of Php20,394 million as of September 30, 2003 as a result of continuing losses of Piltel and impairment losses amounting to Php16,790 million in 2002 in respect of its AMPS/CDMA and E.O. 109 assets.

Accordingly, in 2002, PLDT wrote down Php1,519 million, representing the balance of PLDT’s investments in Piltel amounting to Php948 million as of December 31, 2001 and Php571 million drawings under the Letter of Support in 2002, and recorded a liability on its balance sheet of approximately Php2,676 million in respect of the undrawn balance of the Letter of Support amounting to US$50 million as of December 31, 2002.

Investment of ACeS Philippines in ACeS International Limited

As of September 30, 2003, ACeS Philippines had a 20.2% investment in ACeS International Limited, or AIL, a company incorporated under the laws of the island of Bermuda. AIL owns the Garuda I satellite and the related system control equipment in Batam, Indonesia.

In December 1998, AIL and its 95% owned subsidiary, PT Asia Cellular Satellite, entered into an Amended and Restated Credit Agreement, or Amended Agreement, to amend the original Credit Agreement entered into by PT Asia Cellular Satellite and its bank creditors in 1997. Under the Amended Agreement, AIL has, among others, assigned to the banks as collateral all of its tangible properties, including the Garuda Satellite, the system control facilities and system control equipment. On September 30, 2002, PT Asia Cellular Satellite, AIL, as guarantor, P.T. Bank International Indonesia, as security agent, and various banks signed a Rescheduling Agreement, which amended the terms of the Amended and Restated Credit Agreement dated December 29, 1998 moving the principal repayment dates to agreed periods with the final maturity date on January 31, 2012.

As of September 2003, AIL has incurred recurring significant operating losses, negative operating cash flows, and significant levels of debt. The financial condition of AIL was partly due to the National Service Provider’s inability to generate the amount of revenues originally expected as the growth in subscriber numbers has been significantly lower than budgeted. These factors raise substantial doubt about AIL’s ability to continue as a going concern. On this basis, we recognized an impairment provision in respect of our investment in AIL amounting to Php1,614 million and certain equipment of ACeS Philippines in relation to the business of AIL amounting to Php964 million (see Note 8 – Property, Plant and Equipment).

Investment of Mabuhay Satellite in Mabuhay Space Holdings Limited

In 1996, Mabuhay Satellite entered into a Joint Venture Agreement with Space Systems/Loral Inc., or SS/L, to form Mabuhay Space Holdings Limited, or MSHL, for the purpose of providing high-power Ku-Band satellite transmission services using the payload which was added by SS/L aboard Agila II. Under the terms of the Joint Venture Agreement, or JVA, SS/L is required to convey title to the Additional Payload to MSHL in consideration for SS/L’s 35% equity interest in MSHL and Mabuhay Satellite is required to pay SS/L US$19 million for a 65% equity interest in MSHL.

In 2000, SS/L filed a Notice of Default and Termination against Mabuhay Satellite arising from the latter’s alleged failure to amicably resolve its alleged unpaid obligation to SS/L under the JVA. In 2002, the Arbitration panel handed down its decision and provided for payment by Mabuhay Satellite to SS/L of the principal and interest amounting to about US$15 million as of June 30, 2003. On June 30, 2003, Mabuhay Satellite and SS/L concluded a settlement agreement whereby Mabuhay Satellite would lease two (2) transponders on a life-term basis to SS/L and offset the lease charges due from SS/L and its receivables from Loral Skynet Network Services, Inc. (formerly Loral Cyberstar, Inc.) for a full and final settlement of the arbitration decision. The agreement is subject to Mabuhay creditors’ approval.

In accordance with the settlement agreement, Mabuhay Satellite and SS/L shall proceed to dissolve the joint venture under which each of the parties shall receive title over such number of transponders owned by the joint venture in proportion to their respective interests under such terms and conditions to be agreed upon by the parties. Given the temporary nature of the joint venture, Mabuhay Satellite accounts for its investment under the cost method.

Investments in Debt Securities

Unilink Communications Corporation

PLDT’s total investments in convertible notes of Unilink Communications Corporation, or Unilink, amounted to Php2,052 million as of December 31, 2002. In June 2003, PLDT contributed to the PLDT Beneficial Trust Fund, or BTF, its investment in convertible notes of Unilink.

These notes are convertible into shares of common stock of Unilink or The Philippine Home Cable Holdings, Inc., or Home Cable, at the option of the holder, when the law limiting the ownership of cable television systems to Philippine citizens or corporations, which are 100% owned by Philippine citizens is eventually changed. Unilink is a Philippine corporation owning all the outstanding common shares of Home Cable, which is also a Philippine corporation licensed to own, maintain and operate a cable television system in the Philippines.

All of Unilink’s shares in Home Cable have been pledged to a group of lenders as security for a loan of Home Cable. On April 10, 2002, the loan agent, at the request of the lenders, delivered a notice to Home Cable declaring an event of default and accelerating the loan. Consequently, the lenders are entitled to foreclose on or sell the collateral granted as security for the loan, including Unilink’s share in Home Cable. In the event that Home Cable’s lenders were to foreclose on Unilink’s Home Cable shares, the lenders would be entitled to the proceeds from the sale thereof or, if such shares were not sold, to the shares, and Unilink would be subrogated to the lenders’ claims against Home Cable. On October 17, 2003, Home Cable signed a Memorandum of Agreement with its key creditors providing the framework and indicative terms and conditions for the restructuring of its debt obligations.

10.  Other Noncurrent Assets

This account consists of:

	Consolidated		Non-Consolidated
	September 30, 2003 (Unaudited)	December 31, 2002 (Audited)	September 30, 2003 (Unaudited)	December 31, 2002 (As restated – Note 3)
		(in million pesos)
Debt issuance expenses – net	2,143	2,494	1,017	1,122
Refundable deposits	591	475	229	213
Others – net (Note 17)	2,944	1,708	1,569	278
	5,678	4,677	2,815	1,613

11.  Notes Payable

On April 28, 2003 and May 14, 2003, PLDT issued, at a discount, Php1,600 million and Php400 million One-Year Peso Notes, respectively, under its Php2 billion Peso Notes program registered with the Philippine SEC. Net proceeds of the issue totaled Php1,803 million.

As of September 30, 2003, Vocativ, a wholly-owned call center of ePLDT, had an outstanding Php150 million short-term bank loan facility. It is anticipated that this short-term facility would be repaid from the proceeds of a prospective Php150 million 5-year term loan being arranged by the same lender for Vocativ.

As of September 30, 2003, ePLDT had an outstanding Php50 million short-term bank loan facility. It is anticipated that this short-term facility would be repaid from the proceeds of a prospective Php100 million 3-year term loan being arranged by the same lender for ePLDT.

12.  Accrued Expenses and Other Current Liabilities

This account consists of:

	Consolidated		Non-Consolidated
	September 30, 2003 (Unaudited)	December 31, 2002 (Audited)	September 30, 2003 (Unaudited)	December 31, 2002 (Audited)
		(in million pesos)
Accrued utilities and general expenses	4,360	2,888	1,459	1,142
Accrued interest on various loans (Note 13)	2,843	2,717	2,501	2,069
Accrual for payment for unused sick leave and other employee benefits	2,523	1,452	842	584
Unearned revenues on sale of prepaid cards (Note 3)	1,863	2,022	580	431
Accrued taxes and other expenses	1,438	1,461	799	752
Others	2,882	1,991	672	559
	15,909	12,531	6,853	5,537

13.  Long-term Debt

This account consists of outstanding long-term debt of the following:

	Consolidated
	September 30, 2003 (Unaudited)	December 31, 2002 (Audited)
	(in million pesos)
PLDT	132,696	139,324
Smart	18,864	22,891
Mabuhay Satellite	4,728	5,356
ePLDT	120	150
MaraTel	30	42
	156,438	167,763
Less current portion	21,494	19,176
	134,944	148,587

After giving effect to the anticipated application of existing refinancing facilities, the scheduled maturities of outstanding long-term debt as of September 30, 2003 are as follows:

Year	Consolidated	Non-Consolidated
	(in million pesos)
2003(1)	3,475	1,697
2004	23,108	15,613
2005	29,649	22,114
2006	27,688	21,146
2007 and onwards	72,518	72,126

(1)  October 1, 2003 through December 31, 2003

PLDT

PLDT’s aggregate outstanding long-term debt is broken down as follows:

Description	September 30, 2003 (Unaudited)		December 31, 2002 (Audited)
	(in millions)
U.S. Dollars
Export Credit Agencies-Supported Loans
Kreditanstalt fur Wiederaufbau	US$410	Php22,474	US$437	Php23,265
JBIC/Co-financing Banks	68	3,736	87	4,657
Others	147	8,050	161	8,575
	625	34,260	685	36,497
Fixed Rate Notes	1,420	75,267	1,487	78,067
Term Loans	200	10,999	172	9,166
	US$2,245	120,526	US$2,344	123,730
Japanese Yen
Term Loans	JP¥7,723	3,801	JP¥15,641	7,049
JBIC OIL	9,760	4,804	9,760	4,379
	JP¥17,483	8,605	JP¥25,401	11,428
Philippine Pesos
Peso Fixed Rate Corporate Notes		2,180		2,540
Term Loans		1,385		1,626
		3,565		4,166
		132,696		139,324
Less current portion		13,847		11,962
		Php118,849		Php127,362

The effective average interest rates applicable to the above indebtedness are as follows:

	September 30, 2003 (Unaudited)	December 31, 2002 (Audited)

Dollar-denominated loans	8.1%	8.3%
Yen-denominated loans	1.9%	1.2%
Peso-denominated loans	13.7%	13.8%

Export Credit Agencies-Supported Loans

In order to obtain imported components for our network infrastructure in connection with our expansion and service improvement programs, we have obtained loans extended and/or guaranteed by various export credit agencies. These financings account for a significant portion of PLDT’s indebtedness.

Kreditanstalt fur Wiederaufbau, or KfW, a German state-owned development bank, is our largest single creditor. As of September 30, 2003, we owed US$410 million aggregate principal amount of debt to KfW, as follows:

•         US$305 million provided under various export credit agency-backed facilities, of which US$230 million was in connection with our expansion and service improvement programs and US$75 million in connection with a refinancing facility; and

•         US$105 million provided for the 15% downpayment portion and credit facilities without guarantee/insurance cover from the export credit agencies, of which US$19 million was in connection with a refinancing facility.

On January 25, 2002, PLDT signed two loan agreements with KfW that provide PLDT with a new US$149 million facility to refinance in part the repayment installments under its existing loans from KfW due from January 2002 to December 2004. The facility is a nine-year loan, inclusive of a three-year disbursement period and a two-year grace period during which no principal is payable. It partly enjoys the guarantee of HERMES, the export credit agency of the Federal Republic of Germany. Disbursements under this facility, which are made as the KfW loans to be repaid fall due, are currently available. We have drawn US$94 million (Php5,171 million) under this facility as of September 30, 2003.

After giving effect to the refinancing of facilities, US$11 million of our KfW loans will mature in October to December 2003, US$38 million in 2004, US$83 million in 2005, US$57 million in 2006 and US$221 million in 2007 and onwards. Principal and interest on these loans are generally payable in equal semi-annual installments.

PLDT has also obtained loans extended and/or guaranteed by other export credit agencies, including Japan Bank for International Cooperation, or JBIC, (formerly the Export-Import Bank of Japan), the Export-Import Bank of the United States, and the respective export credit agencies of France, Italy, Israel, Sweden, Denmark, Canada, Australia, the United Kingdom and Singapore, in the aggregate outstanding principal amount of US$215 million as of September 30, 2003. Of these loans, US$14 million will mature in 2003, US$63 million in 2004, US$52 million in 2005, US$42 million in 2006 and US$44 million in 2007 or later.

Fixed Rate Notes

PLDT has eight series of non-amortizing fixed rate notes outstanding as of September 30, 2003, as follows:

Principal Amount	Issue Date	Interest Rate	Maturity

US$77,002,000	June 2, 1994	10.625%	June 2, 2004
US$144,385,000	July 31, 1995	9.875%	August 1, 2005
US$175,000,000	June 28, 1996	9.250%	June 30, 2006
US$200,000,000	March 6, 1997	7.850%	March 6, 2007
US$100,000,000	May 2, 2002	10.625%	May 15, 2007
US$175,000,000	April 13, 1999	10.500%	April 15, 2009
US$250,000,000	May 2, 2002	11.375%	May 15, 2012
US$300,000,000	March 6, 1997	8.350%	March 6, 2017

On May 2, 2002, PLDT issued 10.625% Notes due 2007 in the aggregate principal amount of US$100 million and 11.375% Notes due 2012 in the aggregate principal amount of US$250 million. The net proceeds from the issuance of the notes were used to effect the repurchase of (1) US$63 million in principal amount of our 8.5% Notes due 2003 and US$117 million in principal amount of our 10.625% Notes due 2004 validly tendered by holders in our tender offer and (2) US$10 million in principal amount of our 10.625% Notes due 2004 and US$6 million in principal amount of our 9.875% Notes due 2005 from the open market, and to prepay or repay various loans in the aggregate amount of US$125 million, of which US$53 million (JP¥6,260 million) pertained to the Japanese yen term loan which matured on June 18, 2003 and US$52 million in connection with the US$150 million term loan maturing in December 2003.

Term Loans

Local Exchange Transfer Loans

In connection with the transfer to PLDT of Smart’s local exchange business, PLDT entered into loan agreements with Nederlandse Financierings-Maatschappij Voor Ontwikkelingslanden N.V., or FMO, of the Netherlands, Exportkreditnamden, or EKN, of Sweden and Export Credits Guarantee Department, or ECGD, of the United Kingdom for loans in the principal amounts of US$135 million, US$36 million and US$27 million, respectively. These loans were amended in August and September 2001 to increase the maximum total debt to earnings before interest, income tax, depreciation and amortization or EBITDA ratio that PLDT on a non-consolidated basis is permitted to maintain during the terms of the respective loans. Approximately US$112 million of these loans was outstanding as of September 30, 2003. The FMO loan matures on September 1, 2007, while the EKN and ECGD loans will mature on December 31, 2007.

US$150 Million Term Loan

In connection with PLDT’s fixed line expansion projects, PLDT obtained a US$150 million term loan, which was subsequently assigned to Norddeutsche Landesbank Girozentrale, Singapore Branch, US$52 million of which was outstanding as of September 30, 2003. The outstanding principal amount of this loan is payable at maturity on December 22, 2003 and will be partly refinanced by a multicurrency refinancing facility described below.

JPY19,807 Million Term Loan

In December 1997, in connection with a refinancing of its maturing debt, PLDT obtained a Japanese yen term loan from a syndicate of foreign banks. This loan with outstanding balance of JP¥12,359 million matured on June 18, 2003 and was partly refinanced by Tranche A of US$145 million multicurrency refinancing facility in the amount of JP¥7,723 million and US$34 million.

JBIC JP¥ 9,760 Million Overseas Investment Term Loan

On July 26, 2002, PLDT signed a loan agreement with JBIC for a credit facility of JP¥9,760 million under the JBIC’s Overseas Investment Loan (OIL) Program. The loan, which was drawn on July 31, 2002, will be amortized semi-annually beginning March 21, 2005 and will mature on March 21, 2008.

Multicurrency Refinancing Facility

On September 4, 2002, PLDT signed a loan agreement with a syndicate of banks for a US$145 million multicurrency term loan facility consisting of Japanese yen and U.S. dollar commitments of JP¥10,914 million and US$53 million, respectively. This facility has been split into two tranches. Tranche A was drawn June 18, 2003 in the amount of JP¥7,723 million and US$34 million to refinance a portion of the Japanese yen syndicated term loan which matured on the same date. Tranche B, which amounts to JP¥3,191 million and US$19 million, is to be drawn in December 2003 and is intended to refinance a portion of US$52 million principal amount outstanding under the U.S. dollar term loan falling due in December 2003. The new syndicated facility will be amortized semi-annually beginning June 2004 and will mature in December 2006.

US$12 Million Term Loan Facility

On May 29, 2003, PLDT obtained a US$12 million term loan facility from DEG-Deutsche Investitions und Entwicklungsgesellschaft mbH. As of September 30, 2003, this loan has an outstanding balance of US$4 million. This loan will mature in December 2009 and is payable in semi-annual installments starting from June 15, 2004.

JP¥5,615 Million Syndicated Term Loan Facility

On June 11, 2003, PLDT signed a JP¥5,615 million syndicated term loan facility supported by Nippon Export and Investment Insurance of Japan. As of September 30, 2003, we have not made any drawdowns under this facility.

JBIC 4 Program of the Development Bank of the Philippines

In connection with the Asia Pacific Cable Network 2 project, PLDT entered into a loan agreement with Citibank, N.A., as facility agent, and a syndicate of banks in the aggregate principal amount of Php1,700 million, of which about Php1,343 million was outstanding as of September 30, 2003. The loan, which is funded under the Japan Bank for International Cooperation Facility for Private Sector Development of the Development Bank of the Philippines, matures on October 26, 2005 and is payable in quarterly installments starting April 2002 as set forth below:

Quarterly Payment Number	Percentage of Principal Payable on Each Quarterly Payment Date

Payments 1–7	3.500%
Payments 8–11	8.875%
Payments 12–15	10.000%

Php2,770 Million Peso Fixed Rate Corporate Notes

In connection with PLDT’s service improvement and expansion programs, PLDT has entered into two loan agreements, pursuant to each of which PLDT issued fixed rate corporate notes in three tranches. Interest on each tranche is payable semi-annually.

Under the first loan agreement, PLDT borrowed an aggregate amount of Php1,500 million, of which Php230 million matured on November 11, 2002, Php500 million matures on November 9, 2004, and Php770 million on November 9, 2006.

Under the second loan agreement, PLDT borrowed an aggregate amount of Php1,270 million, of which Php360 million matured on June 9, 2003, Php100 million matures on June 9, 2005 and Php810 million on June 9, 2010.

Covenants

Our debt instruments contain restrictive covenants and require us to comply with specified financial ratios and other financial tests, calculated in accordance with accounting principles generally accepted in the Philippines, at relevant measurement dates, principally at the end of each quarterly period.

The financial tests under our debt instruments, as amended, include maintaining a positive tangible net worth and compliance with the following ratios:

•         interest coverage ratio, calculated on a non-consolidated basis and excluding PLDT’s equity share in net earnings or losses of investees, of not less than 150%, 180% or 200%;

•         total debt to EBITDA on a non-consolidated basis of not more than 5.5:1 from September 2003 to December 2003, not more than 5.0:1 from March 2004 to June 2004, not more than 4.5:1 from September 2004 to December 2004 and not more than 4.0:1 from March 2005 and thereafter;

•         long-term indebtedness to appraised value of equity/tangible net worth on a non-consolidated basis ranging from not more than 1.1:1 to not more than 3.0:1;

•         current ratio on a non-consolidated basis, ranging from not less than 0.9:1 to not less than 1.2:1;

•         debt service coverage ratio on a non-consolidated basis of at least 1.1:1; and

•         debt to free cash flow ratio on a non-consolidated basis of not more than 5.5:1 from September 30, 2003 to June 30, 2004, not more than 5.0:1 from September 30, 2004 to June 30, 2005, not more than 4.5:1 from September 30, 2005 to June 30, 2006, and not more than 4.0:1 from September 30, 2006 onwards.

In addition, some of PLDT’s debt instruments contain covenants requiring PLDT to comply with specified financial tests on a consolidated basis. These include:

•         long-term debt to appraised value of equity/tangible net worth of not more than 2.33:1;

•         total debt to EBITDA of not more than 4.5:1 in 2003 and 2004, and not more than 4.0:1 in 2005 and thereafter;

•         current ratio of not less than 0.75:1 to 0.9:1; and

•         interest coverage ratio of not less than 200%.

For purposes of deriving appraised value of equity/tangible net worth, we determined the revaluation surplus in respect of PLDT’s properties. PLDT’s properties in service as of December 31, 1997 were reappraised by an independent firm of appraisers to reflect their sound value, as part of NTC’s financial reporting requirements, based on the December 29, 1997 exchange rate of Php40.116 = US$1.00. As of December 31, 1997, the sound value was Php225,966 million and the revaluation surplus was Php82,723 million. This reappraisal was approved by the NTC on January 28, 2000 under NTC Case No. 98-183. As of September 30, 2003 and December 31, 2002, the revaluation surplus on PLDT’s 1997 appraised properties still in service, net of a 5% disallowance factor, amounted to Php40,074 million and Php44,984 million, respectively.

The principal factors that can negatively affect our ability to comply with these financial ratios and other financial tests are depreciation of the peso relative to the U.S. dollar, poor operating performance of PLDT and its consolidated subsidiaries, impairment or similar charges in respect of investments or other assets that may be recognized by PLDT and its consolidated subsidiaries and increases in our interest expenses. Interest expense may increase as a result of various factors including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the peso, the lowering of PLDT’s credit ratings or the credit ratings of the Philippines, increase in reference interest rates, and general market conditions. Since approximately 96% of PLDT’s total debt is denominated in foreign currencies, principally in U.S. dollars, many of these financial ratios and other tests are negatively affected by any weakening of the peso. At September 30, 2003, the peso depreciated by 3% to Php54.877 to US$1.00, from Php53.254 to US$1.00 at December 31, 2002. The peso has been subject to significant fluctuations. During the first nine months of 2003, the peso depreciated to Php55.075 to US$1.00 on March 12, 2003 then recovered to a high of Php52.021 to US$1.00 on May 8, 2003 only to depreciate again to a low of Php55.532 to US$1.00 on August 26, 2003.

PLDT’s ability to maintain compliance with financial covenant requirements measured on a non-consolidated basis is principally affected by the performance of our fixed line business, which is predominantly conducted by PLDT. PLDT cannot be assured of the benefit of net revenues and cash flows generated by Smart and PLDT’s other investees in assisting in complying with non-consolidated covenants.

We have maintained compliance with all of our financial ratios and covenants as measured under our loan agreements. However, if negative factors adversely affect our financial ratios, we may be unable to maintain compliance with these ratios and covenants or be unable to incur new debt. Under some of our loan agreements, certain of our financial ratios have become more restrictive at the end of the second quarter of 2003 and will continue to become more restrictive in increments thereafter, which will make it more difficult for PLDT to maintain compliance with this ratio in the future. Inability to comply with our financial ratios and covenants or raise new financing could result in a declaration of default and acceleration of some or all of our indebtedness. The terms of some of our debt instruments have no minimum amount for cross-default.

Under PLDT’s loan agreement that require maintenance of an interest coverage ratio of at least 150%, interest coverage ratio is the ratio of (x) PLDT’s non-consolidated after-tax net income, excluding equity share in net earnings or losses of investees after adding back interest charges, net of interest capitalized to construction, on all indebtedness for the 12 months immediately preceding the calculation date to (y) the estimated aggregate interest charges payable, net of interest to be capitalized to construction, during the
365-day period following the calculation date on all of PLDT’s indebtedness outstanding on such calculation date.

Under PLDT’s loan agreements that require maintenance of an interest coverage ratio of at least 180%, interest coverage ratio is the ratio of (x) our after-tax net income for the 12 months immediately preceding the calculation date after: (a) adding back interest charges, depreciation, amortization and other non-cash charges (including equity share in net earnings or losses of investees but excluding provision for doubtful accounts) and provision for income taxes, and (b) deducting capitalized subscriber acquisition costs, to (y) the estimated aggregate interest charges payable during the 365-day period following the calculation date on all of PLDT’s indebtedness outstanding on such calculation date.

Under PLDT’s loan agreements that require maintenance of an interest coverage ratio of at least 200%, interest coverage ratio is the ratio of (x) our after-tax net income after adding back reserves for higher plant replacement costs, income taxes, interest charges, depreciation and non-cash charges (including equity share in net earnings or losses of investees and provision for doubtful accounts) during 12 consecutive months within the 15 calendar months immediately preceding the calculation date, to (y) the sum of (a) the estimated aggregate interest charges on all indebtedness, net of interest capitalized to construction, plus (b) dividends on mandatorily redeemable preferred stock, in each case scheduled to be paid during the 12 months following the calculation date.

Non-consolidated total debt to EBITDA is the ratio of (x) PLDT’s total indebtedness (not including amounts payable by PLDT to Piltel under the Letter of Support) to (y) net income for the preceding 12 months, after adding back interest accrued on all indebtedness, depreciation, amortization and other non-cash charges (including equity share in net earnings or losses of investees, but excluding provision for doubtful accounts) and provision for income taxes and deducting any capitalized subscriber acquisition costs.

Debt service coverage ratio is the ratio of (x) PLDT’s cash flow from operations after adding back interest charges (to the extent previously deducted) plus (1) dividends received from investees, cash received upon any redemption of redeemable preferred shares issued by Smart, any cash received under PLDT’s subscriber investment plan and interest income received less (2) capital expenditures (excluding capitalized interest) and investments in investees for the 12 months immediately preceding the calculation date plus (3) PLDT’s closing cash balance of the last day of the calculation date to (y) the sum of the projected interest charges and principal debt repayments (excluding debt to be repaid with a refinancing facility) during the 12 months following the calculation date.

Debt to free cash flow ratio is the ratio of (x) PLDT’s debt less PLDT’s closing cash balance of the last day of the calculation period to (y) PLDT’s cash flow from operations after adding back interest charges (to the extent previously deducted) plus (1) dividends received from investees cash received upon any redemption of redeemable preferred shares issued by Smart, any cash received under PLDT’s subscriber investment plan and interest income received less (2) capital expenditures (excluding capitalized interest) and investments in investees for the 12 months immediately preceding the calculation date.

Non-consolidated long-term indebtedness to appraised value of equity (or under some covenants, to tangible net worth) is the ratio of (x) PLDT’s aggregate indebtedness (or portion of such indebtedness) due more than one year following the calculation date and par value of all mandatorily redeemable preferred stock to (y) the sum of the aggregate par value of all of PLDT’s outstanding common and convertible preferred stock (other than preferred stock subject to mandatory redemption), paid-in capital in excess of the par value of such stock, PLDT’s retained earnings, reserve for higher plant replacement costs and revaluation increment arising from independent certified appraisals of PLDT’s telephone plant approved by the NTC.

Non-consolidated current ratio is the ratio of (x) non-consolidated current assets to (y) non-consolidated current liabilities, excluding from current liabilities 50% of the portion of long-term indebtedness due within one year of the calculation date.

PLDT’s debt instruments contain a number of other negative covenants that, subject to certain exceptions and qualifications, restrict PLDT’s ability to take certain actions without lenders’ approval, including:

•         incurring additional indebtedness;

•         prepaying other debt;

•         making investments;

•         extending loans;

•         extending guarantees or assuming the obligations of other persons;

•         paying dividends or other distributions or redeeming, repurchasing or otherwise acquiring shares of PLDT’s capital stock;

•         disposing of all or substantially all of its assets or of assets in excess of specified thresholds of its tangible net worth;

•         entering into management contracts providing for the management of its business or operations by a third party;

•         creating any lien or security interest;

•         permitting set off against amounts owed to PLDT;

•         merging or consolidating with any other company;

•         entering into transactions with shareholders and affiliates; and

•         entering into sale and leaseback transactions.

Under the indenture of PLDT’s 10.625% Notes due 2007 and 11.375% Notes due 2012, PLDT is required to comply with a number of additional covenants, including covenants that, subject to certain exceptions, restrict PLDT’s ability to: (a) incur debt in the event its ratio of debt to EBITDA (calculated on a non-consolidated basis based on definitions provided in the same indenture, except under certain circumstances), after giving effect to the incurrence of such debt, would be less than 5.5 to 1 on or prior to December 31, 2003, 5.0 to 1.0 from January 1, 2004 to December 31, 2004 and 4.5 to 1 thereafter and (b) pay dividends, repurchase or redeem its capital stock, make investments and prepay subordinated debt, among other things. Subject to certain restrictions, these covenants also restrict our ability to sell assets and use the proceeds of these asset sales.

Under the terms of the US$149 million facility with KfW, PLDT is prohibited from paying any dividends on common stock until after December 31, 2004. In addition, under the terms of PLDT’s US$145 million multicurrency term facility agreement and JP¥5,615 million loan agreement, PLDT is restricted from distributing dividends to common stockholders unless (i) no default has occurred which is continuing, and (ii) its debt to free cash flow ratio, after giving effect to the distribution of such dividends and, under certain circumstances, other adjustments to PLDT’s closing cash balance, would be less than 4.0 to 1.0. Under other loan agreements, PLDT may not declare or pay dividends on any of its capital stock without the prior written consent of the lenders (i) if PLDT is in default in the payment of any amounts due and payable under such loan agreement or after the occurrence and during the continuance of any other event of default or potential event of default under such agreements, (ii) if after giving effect to such action the current ratio would be less than 1.2 to 1.0 or (iii) in an amount greater than PLDT’s net income after taxes during the fiscal year to which such payment or distribution relates.

In case of a change in control of PLDT, PLDT may be required to repurchase or prepay certain indebtedness. Under the terms of the 10.625% Notes due 2007 and 11.375% Notes due 2012, we are required to offer to purchase all outstanding notes due 2007 and notes due 2012 for cash at a price of 101% of their principal amounts plus accrued interest in the event that (a) the aggregate of NTT Communications’ and First Pacific’s direct and indirect voting interest in PLDT’s outstanding capital stock having voting rights falls below 35% of such capital stock, (b) any person or, in certain instances, group of persons, which is not controlled directly or indirectly by First Pacific or NTT Communications acquires a direct or indirect voting interest in PLDT’s outstanding capital stock having voting rights which equals or exceeds 35% of such capital stock and (c) if a rating agency at such time maintains a rating on either series of notes, the rating agency downgrades its credit rating on the series within 90 days (or more, in certain circumstances) following notice of the occurrence of the events specified in (a) and (b) above.

Under the terms of PLDT’s JP¥9,760 million loan from JBIC, in the event of any proposed sale or transfer of PLDT’s stock that would result in NTT Communications holding less than 14.95% of PLDT’s voting stock, we will be required to prepay, immediately upon effectiveness of such sale or transfer, all principal outstanding under the loan, together with accrued interest. However, prepayment will not be required if, following such sale or transfer, (a) NTT Communications continues to have prior approval rights with respect to all matters as to which NTT Communications has approval rights under the stock purchase agreement pursuant to which it acquired its shares in PLDT or (b) JBIC, in its sole discretion, determines that NTT Communications’ participation in the expansion of Smart’s GSM network capacity to extend PLDT’s cellular business in Smart would not be reduced below its level of participation as of the date of the loan agreement.

Under the terms of both PLDT’s US$145 million multicurrency term facility agreement and JP¥5,615 million loan agreement, if any lender so requests in writing, PLDT shall prepay in full such lender’s participation in the loan within 45 days from notification of the change in control and no later than the date on which PLDT is required to repurchase its 10.625% Notes due 2007 and 11.375% Notes due 2012 (“Bonds”) from bondholders accepting the change in control offer. A change in control is deemed to occur when (a) the aggregate of NTT Communications’ and First Pacific’s direct and indirect voting interest in PLDT’s outstanding capital stock having voting rights fall below 35% of such capital stock, (b) any person or, in certain instances, group of persons, which is not controlled directly or indirectly by First Pacific or NTT Communications acquires a direct or indirect voting interest in PLDT’s outstanding capital stock having voting rights which equals or exceeds 35% of such capital stock and (c) if a rating agency at such time maintains a rating on the Bonds, the rating agency downgrades its credit rating on the Bonds within 90 days (or more, in certain circumstances) following notice of the occurrence of the events specified in (a) and (b) above.

PLDT’s debt instruments contain customary and other default provisions that permit the lender to accelerate amounts due or terminate their commitments to extend additional funds under the debt instruments. These default provisions include:

•         cross-defaults and cross-accelerations that permit a lender to declare a default if PLDT is in default under another debt instrument; in some cases, the cross-default provision is triggered upon a payment or other default permitting the acceleration of PLDT’s debt, whether or not the defaulted debt is accelerated. In other cases, the cross-default provision requires the defaulted loan to be accelerated. In some debt instruments, the cross-default provision will be triggered only if the principal amount of the defaulted indebtedness exceeds a threshold amount specified in these debt instruments;

•         failure by PLDT to meet certain financial ratio covenants referred to above;

•         the occurrence of any material adverse change in circumstances that a lender reasonably believes materially impairs PLDT’s ability to perform its obligations under its debt instrument with the lender;

•         the revocation, termination or amendment of any of the permits or franchises of PLDT in any manner unacceptable to the lender;

•         the abandonment, termination or amendment of the project financed by a loan in a manner unacceptable to the lender;

•         the nationalization or sustained discontinuance of all or a substantial portion of PLDT’s business; and

•         other typical events of default, including the commencement of bankruptcy, insolvency, liquidation or winding up proceedings by PLDT.

Smart

Smart’s long-term debt consists of:

	September 30, 2003 (Unaudited)		December 31, 2002 (Audited)
		(in millions)
U.S. Dollars	US$328	Php17,984	US$408	Php21,724
Philippine Pesos		880		1,167
		18,864		22,891
Less current portion		6,300		6,173
		Php12,564		Php16,718

Smart’s bank loan facilities, which are being used to finance its purchases of telecommunications equipment, are availed of through one or more drawdowns.

The loan facilities for Phases 1 to 4 of the GSM network expansion, under which US$129 million was outstanding as of September 30, 2003, are repayable in ten equal semi-annual installments with final repayments due in October 2005 and April 2006.

On June 8 and June 14, 2001, Smart signed its GSM Phase 5A financing comprised of US$195 million and Php1,000 million loans, respectively. The US$195 million loans, US$124 million of which was outstanding as of September 30, 2003, are payable over five to six years, with final repayments due in September 2006 and March 2007. The Php1,000 million facility, of which Php600 million was outstanding as of September 30, 2003, is payable quarterly with final repayment in December 2005.

On December 13, 2001, Smart signed its GSM Phase 5B financing of US$100 million, of which US$61 million was outstanding as of September 30, 2003. The loan is payable over five years with final repayment due in September 2006.

Facilities under GSM Phases 1 to 4, the Finnish Export Credit plc tranche of GSM Phase 5A facility and GSM Phase 5B facility are covered by guarantees from Finnvera, the Finnish export credit agency, for 95% of political risk and 50% of commercial risk.

On September 25, 2001, Smart obtained a US$5.9 million term loan facility from Electro Banque S.A., of which US$4 million was outstanding as of September 30, 2003. On October 26, 2001, Smart obtained a US$10.6 million term loan facility from Credit Lyonnais S.A., of which US$5 million was outstanding as of September 30, 2003. On January 9, 2002, Smart signed a loan facility in the amount of Php300 million, of which Php280 million was outstanding as of September 30, 2003. This loan is payable quarterly over five years with final repayment in February 2007.

On April 14, 2002, for the purpose of financing the purchase of certain equipment, Smart obtained a US$7.2 million term loan facility from Bayerische Hypo-und Vereinsbank Aktiengesellschaft, of which US$6 million was outstanding as of September 30, 2003, pursuant to the standard loan agreement No. 1 dated August 14, 2002 under the €50 million Framework Agreement for the financing of individual export contracts dated November 8 and 13, 2001.

On November 28, 2002, Smart signed a US$100 million term loan facility supported by Nippon Export and Investment Insurance. This facility remains undrawn as of the date of this report.

Interest on Smart’s dollar denominated loans is either fixed or based on LIBOR plus premium. These loans are payable in semi-annual installments and have maturities of up to 2008. The peso loans are payable quarterly and accrue interest based on the weighted average interest rate, or WAIR, plus Participating Financial Institution, or PFI, premium and will mature in December 2005 and February 2007 for the Php1,000 million and Php300 million facilities, respectively.

Smart is subject to loan covenants that restrict its ability to pay dividends, redeem preferred shares, make distributions to PLDT or otherwise provide funds to PLDT or any affiliate without the consent of its lenders. Some of these covenants contain an absolute prohibition on paying dividends before December 2002, while others require that a portion of the loan equal to the amount of the dividend be prepaid. After receiving approvals from Finnvera and certain lenders for the payment of dividends to PLDT in an amount not to exceed 40% of Smart’s net income in 2001, Smart made its first dividend payment of Php1,540 million to PLDT in December 2002. In June 2003, Smart paid dividends in the amount of Php4,300 million to PLDT representing 70% of Smart’s 2002 net income and in November 2003, Smart paid additional dividends to PLDT equivalent to the remaining 30% of its 2002 net income or Php1,866 million, after receiving the necessary approvals from Finnvera and certain lenders. Smart will be required to obtain further waivers to pay additional dividends in future periods.

Smart’s debt instruments also contain certain restrictive covenants that require Smart to comply with specified financial ratios and other financial tests at semi-annual measurement dates. Smart has maintained compliance with all of the financial covenants. The financial tests under Smart’s loan agreements include compliance with a debt to equity ratio of not more than 1.50:1.00 and a debt service coverage ratio of not less than 1.50:1.00. The agreements also contain customary and other default provisions that permit the lender to accelerate amounts due under the loans or terminate their commitments to extend additional funds under the loans. These default provisions include:

•         Cross-defaults and cross-accelerations that permit a lender to declare a default if Smart is in default under another loan agreement. These cross default provisions are triggered upon a payment or other default permitting the acceleration of Smart debt, whether or not the defaulted debt is accelerated;

•         Failure by Smart to comply with certain financial ratio covenants;

•         Any reduction in PLDT’s ownership of Smart’s stock below 51% of the total of each class of Smart’s issued shares;

•         Any reduction in First Pacific’s and Metro Pacific Corporation’s collective direct and/or indirect ownership of PLDT’s common stock below 17.5% of the total common stock outstanding or 17.5% of the voting power of the total common stock outstanding; and

•         The occurrence of any material adverse change in circumstances that the lender reasonably believes materially impairs Smart’s ability to perform its obligations under its loan agreements with the lender or that the lender believes materially impairs an applicable guarantors’ ability to perform its obligations under an applicable guaranty.

In addition, some of these loan agreements restrict Smart’s ability to enter into transactions with affiliates except on arms length terms and for valuable consideration.

Mabuhay Satellite

Mabuhay Satellite’s long-term debt consists of:

	September 30, 2003 (Unaudited)		December 31, 2002 (Audited)
	(in millions)
U.S. Dollars
Credit Agreement	US$42	Php2,289	US$55	Php2,925
Omnibus Agreement	44	2,439	46	2,431
	86	4,728	101	5,356
Less current portion	23	1,272	18	980
	US$63	Php3,456	US$83	Php4,376

Credit Agreement

Mabuhay Satellite has an existing Credit Agreement with the Export-Import Bank of the United States (Ex-Im Bank) to finance a portion of the cost of purchasing the Agila II Satellite. In 2000, Ex-Im Bank agreed to amend the repayment terms of the principal under the Restructuring Agreement. Under the Amendment, the outstanding balance as of the effective date of the Amendment shall be amortized in 13 successive semi-annual installments due on January 15 and July 15 of each year, beginning January 15, 2000. Interest rate remains at 6.6% per annum.

Omnibus Agreement

Mabuhay Satellite also has an existing Omnibus Agreement with a syndicate of local banks, or the Banks, which includes issuance of irrevocable standby Letters of Credit with an aggregate stated value not exceeding US$42 million (Php2,289 million) in favor of Ex-Im Bank, as security under the Credit Agreement and a term loan to Mabuhay Satellite in the aggregate amount of US$44 million (Php2,439 million).

As security, Mabuhay Satellite has constituted in favor of the Banks:

•         A first mortgage on its leasehold rights under a lease agreement entered into with the Subic Bay Metropolitan Authority, or SBMA, and the components of the satellite system;

•         An assignment of its rights under its Purchase Contract for the Satellite System;

•         An assignment of its rights under the transponder lease contracts to be entered into with its stockholders and other parties and the revenues therefrom; and

•         An assignment of the applicable proceeds of insurance to be taken on the satellite system.

The Credit and Omnibus Agreements impose negative covenants which, among others, restrict the material changes in Mabuhay Satellite’s nature of business and ownership structure, any lien upon or with respect to any of its assets or to any right to receive income, acquisition of capital stock, declaration and payment of dividends, merger, consolidation and sale with another entity and incurring or guaranteeing additional long-term debt beyond prescribed amounts.

ePLDT

On March 4, 2002, ePLDT entered into a three-year loan facility with Philippine Bank of Communications amounting to Php150 million with a grace period of one year. The loan facility was fully drawn as of December 31, 2002. The quarterly principal payments of Php15 million started in June 2003 with a balloon payment of Php45 million in March 2005. Interest on this loan is equivalent to 91-day T-bill rate plus 4% per annum payable quarterly in arrears. The loan is secured by ePLDT’s investment in an affiliate with a carrying value of Php629 million as of September 30, 2003 and a deed of assignment of receivables of an associate from a foreign customer. As of September 30, 2003, the outstanding balance of this loan amounted to Php120 million, of which Php15 million will mature in the fourth quarter of 2003.

The loan agreement imposes negative covenants which, among other things, restrict ePLDT in regard to payment of cash dividends or any other income of any capital distribution to PLDT, voluntary suspension of its entire business operations for a period of 60 consecutive days of dissolution of its legal existence, and creation of any encumbrances on the shares pledged.

MaraTel

MaraTel’s long-term debt consists of a Php60 million loan obtained on October 20, 1997 and a Php19 million loan drawn on July 19, 1999. The Php60 million loan carries an interest rate ranging from 11.6% to 14.6% per annum and matures on October 16, 2005, while the Php19 million loan bears a fixed interest rate of 14.7% per annum and matures on July 30, 2004. As of September 30, 2003, the outstanding balances of these loans totaled Php30 million, of which Php4 million will mature in the fourth quarter of 2003.

14.  Deferred Credits and Other Noncurrent Liabilities

This account consists of:

	Consolidated		Non-Consolidated
	September 30, 2003 (Unaudited)	December 31, 2002 (Audited)	September 30, 2003 (Unaudited)	December 31, 2002 (Audited)
		(in million pesos)
Liability under Letter of Support (Note 3)	2,757	2,676	2,757	2,676
Accrual of capital expenditures under long-term financing (Note 21)	2,286	1,625	2,074	1,515
Advance payment under a receivables purchase facility (Note 6)	2,195	2,530	2,195	2,530
Customers’ deposits	1,754	2,162	1,655	2,055
Accrued pension cost (Note 17)	–	1,175	–	1,175
Others	1,264	1,372	959	1,206
	10,256	11,540	9,640	11,157

15.  Stockholders’ Equity

The movement of PLDT’s capital stock account follows:

			Preferred Shares – Php10 par value
	Common Stock – Php5 par value		Series A to DD	III	IV	V	VI	VII
	No. of Shares	Amount	No. of Shares						Total Preferred Shares	Amount
	(in millions)
Authorized	234	Php1,170							823	Php8,230
Outstanding
Balances at January 1, 2002	168	Php844	372	5	36	3	5	4	425	Php4,242
Issuance	–	–	37	–	7	–	–	–	44	441
Conversion	1	3	(3)	–	–	–	–	–	(3)	(26)
Redemption	–	–	–	–	(7)	–	–	–	(7)	(72)
Balances at December 31, 2002 (Audited)	169	Php847	406	5	36	3	5	4	459	Php4,585

Balances at January 1, 2003	169	Php847	406	5	36	3	5	4	459	Php4,585
Issuance	–	–	5	–	–	–	–	–	5	47
Conversion	–	–	(2)	–	–	–	–	–	(2)	(15)
Balances at September 30, 2003 (Unaudited)	169	Php847	409	5	36	3	5	4	462	Php4,617

Preferred Stock

The preferred stock is non-voting, except as specifically provided by law, and is preferred as to liquidation.

The Series A to CC 10% Cumulative Convertible Preferred Stocks earn cumulative dividends at an annual rate of 10%. These series of preferred stock are convertible into common stock a year after the year of share issuance, at a price equivalent to 10% below the average market price of PLDT’s common stock at the PSE over a period of 30 consecutive trading days before the conversion date. The conversion price, however, shall not be less than the conversion price set by the Board of Directors, which as of September 30, 2003, is Php5 per share. At PLDT’s option, the Series A to CC 10% Cumulative Convertible Preferred Stock are redeemable at par value plus accrued dividends five years after the year of issuance.

On January 22, 2002, the Board of Directors designated 10 million shares of serial preferred stock as Series CC 10% Cumulative Convertible Preferred Stock for issuance throughout 2002. In addition, on February 26, 2002, the Board of Directors designated an additional 15 million shares of serial preferred stock as Series AA 10% Cumulative Convertible Preferred Stock. The issuance of the 10 million shares of Series CC 10% Cumulative Convertible Preferred Stock and the additional 15 million shares of Series AA 10% Cumulative Convertible Preferred Stock is an exempt transaction under Section 10.2 of the SRC, as confirmed by the Philippine SEC on March 13, 2002 and July 31, 2002, respectively. PSE approved the listing of the 10 million shares of Series CC 10% Cumulative Convertible Preferred Stock and the additional 15 million shares of Series AA 10% Cumulative Convertible Preferred Stock on August 14, 2002.

On December 2, 2002, the Board of Directors designated 10 million shares of serial preferred stock as Series DD 10% Cumulative Convertible Preferred Stock for issuance throughout 2003 and an additional 10 million shares of serial preferred stock as Series CC 10% Cumulative Convertible Preferred Stock. The issuance of the 10 million shares of Series DD 10% Cumulative Convertible Preferred Stock and the additional 10 million shares of Series CC 10% Cumulative Convertible Preferred Stock is an exempt transaction under Section 10.2 of the SRC, as confirmed by the SEC on January 30, 2003. In an earlier letter dated October 24, 2002, PSE allowed PLDT to utilize 24,287,455 unissued preferred shares remaining listed with the PSE in order to cover the issuance requirement of the other series under PLDT’s Subscriber Investment Plan. The issuance requirement for the 10 million shares of Series DD 10% Cumulative Convertible Preferred Stock and the additional 10 million shares of Series CC 10% Cumulative Convertible Preferred Stock will be taken from the said remaining listed and unissued preferred shares.

The Series III Convertible Preferred Stock earns cumulative dividends at an annual rate of US$3.50 a share payable quarterly, free and clear of Philippine withholding taxes. It is convertible into common stock at the option of the holder at any time, at the conversion price of US$29.19 per share of common stock (equivalent to a conversion ratio of 1.7129 shares of common stock for each share of Series III Convertible Preferred Stock, each share of Series III Convertible Preferred Stock being valued for this purpose at its reference amount of US$50 a share), subject to adjustment in certain events. The Series III Convertible Preferred Stock is not redeemable. Upon liquidation of PLDT, holders of the Series III Convertible Preferred Stock will be entitled to receive liquidating distributions equivalent to Php11 a share, plus accrued and unpaid dividends to the date of distribution, subject to the prior rights of creditors.

The Series IV Cumulative Non-Convertible Redeemable Preferred Stock earns cumulative dividends at an annual rate of 13.5% based on the paid-up subscription price. It is redeemable at the option of PLDT at any time one year after subscription and at the actual amount paid for such stock, plus accrued dividends. On February 26, 2002, the Board of Directors called for the payment of a portion of the balance of the subscription price of the Series IV Cumulative Non-Convertible Redeemable Preferred Stock amounting to Php72 million, which was paid on March 5, 2002. On March 22, 2002, PLDT redeemed 60 million shares out of the 360 million subscribed shares of its Series IV Cumulative Non-Convertible Preferred Stock and paid Php72 million, representing the redemption price plus unpaid dividends up to the date of redemption.

On June 4, 2001, PLDT issued 2.7 million shares of Series V Convertible Preferred Stock, 5.1 million shares of Series VI Convertible Preferred Stock and 3.8 million shares of Series VII Convertible Preferred Stock in exchange for a total of 58.1 million shares of Series K, Class I Convertible Preferred Stock of Piltel, pursuant to the debt restructuring plan of Piltel. Shares of Series V, VI and VII Convertible Preferred Stock are entitled to receive annual dividends of Php18.70 per share, US$0.397 per share and JP¥40.7189 per share, respectively. In addition, in 2002, PLDT issued 30,100 shares of Series V Convertible Preferred Stock and 14,087 shares of Series VI Convertible Preferred Stock in exchange for a total of 220,935 shares of Series K, Class I Convertible Preferred Stock of Piltel. In March 2003, PLDT issued 92,413 more shares of Series VI Convertible Preferred Stock in exchange for 462,065 shares of Piltel Series K Class I Convertible Preferred Stock. Each share of Series V, VI and VII PLDT Convertible Preferred Stock is convertible at any time at the option of the holder into one PLDT common share. On the date immediately following the seventh anniversary of the issue date of the Series V and Series VI Convertible Preferred Stock and on the eighth anniversary of the issue date of the Series VII Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted to PLDT common shares, which will benefit from a put option exercisable for thirty days to sell such PLDT common shares to PLDT for Php1,700 or US$36.132 or JP¥4,071.89 per share depending on the series. PLDT would be obligated to pay up to Php4,379 million, US$168 million and JP¥15,644 million under the put option if all the convertible preferred shares will be mandatorily converted and all the underlying common shares will be put to PLDT.

As of September 30, 2003 and December 31, 2002, a total of 674,720 shares of Series V and VI Convertible Preferred Stock have been converted to PLDT common shares.

The aggregate value of the put option as of September 30, 2003 was Php21,322 million while the market value of the underlying common shares was Php7,091 million based on the market price of PLDT’s common stock of Php640 per share as of September 30, 2003.

The shares of preferred stock, except shares of Series V, VI and VII Convertible Preferred Stock, redeemed or converted into common stock shall revert to and form part of the unissued preferred stock, and may be reissued in any other series that the Board of Directors may, from time to time, establish and designate.

The provisions of certain subscription agreements involving preferred stock have an effect on the ability of PLDT to, without written consent, sell certain assets and pay cash dividends unless all dividends for all past quarterly dividend periods have been paid and provision has been made for the currently payable dividends.

On January 31, 2003, the Board of Directors approved the dividend declaration of: (a) Php1.00 per outstanding share of 10% Cumulative Convertible Preferred Stock Series CC payable on March 31, 2003 to the holders of record on February 27, 2003; and (b) Php12.15 million on the outstanding shares of Series IV Cumulative Non-Convertible Redeemable Preferred Stock payable on March 15, 2003 to the holders of record on February 17, 2003. On February 26, 2003, the Board of Directors approved the dividend declaration to the holders of record on March 17, 2003 of: (a) US$1.029412 per outstanding share of Series III Cumulative Convertible Preferred Stock; (b) Php4.675 per outstanding share of Series V Convertible Preferred Stock; (c) US$.09925 per outstanding share of Series VI Convertible Preferred Stock; and (d) JP¥10.179725 per outstanding share of Series VII Convertible Preferred Stock, respectively. In addition, on June 10, 2003, the Board of Directors approved the dividend declaration to the holders of record on June 27, 2003 of: (a) US$1.029412 per outstanding share of Series III Cumulative Convertible Preferred Stock; (b) Php4.675 per outstanding share of Series V Convertible Preferred Stock; (c) US$.09925 per outstanding share of Series VI Convertible Preferred Stock; and (d) JP¥10.179725 per outstanding share of Series VII Convertible Preferred Stock, respectively. On July 8, 2003, the Board of Directors approved the dividend declaration of: Php1.00 per outstanding share of Series A, I, R, W, AA and BB 10% Cumulative Convertible Preferred Stock payable on August 29, 2003 to the holders of record on July 24, 2003. On September 2, 2003, the Board of Directors approved the dividend declaration of: (a) US$1.029412 per outstanding share of Series III Convertible Preferred Stock; (b) Php12.42 million on the outstanding shares of Series IV Cumulative Non-Convertible Redeemable Preferred Stock; (c) Php4.675 per outstanding share of Series V Convertible Preferred Stock; (d) US$.09925 per outstanding share of Series VI Convertible Preferred Stock; (e) JPY10.179725 per outstanding share of Series VII Convertible Preferred Stock; (f) Php1.00 per outstanding share of Series B, F, Q, V and Z 10% Cumulative Convertible Preferred Stock payable on September 30, 2003 to the holders of record on September 16, 2003 and Series E, K, O and U 10% Cumulative Convertible Preferred Stock payable on October 31, 2003 to the holders of record on September 25, 2003.

Employees’ Stock Purchase Plan

The Employees’ Stock Purchase Plan, or ESPP, of PLDT provides an opportunity to its regular rank-and-file and supervisory employees to purchase an ownership interest in PLDT’s common stock at a reduced price on a deferred payment basis.

On November 3, 1999, the Board of Directors approved the Ninth Offering under the ESPP. Up to 991,200 shares of common stock have been made available for purchase under the Ninth Offering.

Movements in the number of stock purchase plan outstanding are as follows:

	September 30, 2003 (Unaudited)	December 31, 2002 (Audited)
Beginning balance	55,124	169,708
Exercised/cancelled	55,124	114,584
Ending balance	–	55,124

The purchase price is set at the prevailing market price which should not exceed Php877.63 per share. This cap represented 85% of the market price at offer date on January 3, 2000. The average market value of the shares exercised in 2002 was Php378 per share (total Php43 million).

Executive Stock Option Plan

On April 27, 1999 and December 10, 1999, the Board of Directors and stockholders, respectively, approved the establishment of an Executive Stock Option Plan, or ESOP, and the amendment of the Seventh Article of the Articles of Incorporation of PLDT denying the pre-emptive right of holders of shares of common stock to subscribe for any issue of up to 1,289,745 shares of common stock pursuant to the ESOP. The ESOP covers management executives, which include officers with rank of Vice President up to the President, executives with the rank of Manager up to Assistant Vice President, and advisors/consultants engaged by PLDT. The ESOP seeks to motivate option holders to achieve PLDT’s goals, reward option holders for the creation of stockholder value, align the option holders’ interests with those of the stockholders of PLDT and retain the option holders to serve the long-term interests of PLDT. The ESOP is administered by the Executive Compensation Committee of the Board of Directors. About 1.3 million shares of common stock of PLDT have been reserved as underlying shares of options under the ESOP.

Movements in the number of stock option plan outstanding are as follows:

	September 30, 2003 (Unaudited)	December 31, 2002 (Audited)
Beginning balance	1,226,395	1,157,258
Granted	–	144,428
Cancelled	316,202	75,291
Ending balance	910,193	1,226,395

Since the date of the grant on December 10, 1999, there were no officers or executives who exercised their options. Instead, there were cancellations of options due to officer resignations and retirements of officers and executives.

Retained Earnings

This account consists of:

	September 30, 2003 (Unaudited)	December 31, 2002 (As restated – Note 3)
	(in million pesos)
Appropriated for plant expansion and higher replacement costs	435	435
Unappropriated	37,749	33,268
	38,184	33,703

The most recent dividend declaration made by PLDT in respect of its common shares was in March 2001. PLDT continues to pay dividends in respect of its preferred shares. The current policy of PLDT is to determine its ability to declare and pay dividends, taking into consideration the interests of its shareholders as well as PLDT’s working capital, capital expenditure and debt service requirements. Also taken into account are the prohibitions and restrictions under certain of PLDT’s debt instruments with respect to the declaration and payment of dividends. The retention of earnings is necessary to meet the funding requirements of our business expansion, service improvement and development programs. The unappropriated retained earnings balance of PLDT as of September 30, 2003 and December 31, 2002 includes accumulated equity share in net income of investees of Php8,150 million and Php4,452 million, respectively, which are not available for distribution as dividends until declared by the investees.

16.  Related Party Transactions

Companies within the PLDT Group are engaged in arm’s-length transactions with each other in the ordinary course of business. We believe that the terms of these transactions are comparable with those available to unrelated parties.

Transactions with/between Related Parties

A description of major transactions with/between related parties is as follows:

a. Telecommunications Services Provided within PLDT Group

Telecommunications carriers within the PLDT Group (namely, PLDT, Smart, Piltel, Clark Telecom, Subic Telecom, MaraTel and PLDT Global) have existing intercompany agreements, such as interconnection agreements with one another under terms similar with those agreed with other telecommunications providers outside the PLDT Group (see Note 26 – Other Matters). Each of these carriers recognizes revenues, net of interconnection charges, for calls terminating with the customer of the other carriers.

b. Transponder Lease Agreement between PLDT and Mabuhay Satellite

On December 28, 1995, PLDT and Mabuhay Satellite entered into a Transponder Lease Agreement, as amended on May 10, 2000, pursuant to which Mabuhay Satellite leases to PLDT C-band transponders on board the Agila II satellite, in consideration of a basic rent. This agreement has a term of ten years commencing on December 18, 1997, unless earlier terminated in accordance with the terms thereof.

Under an Acknowledgment and Consent Agreement dated January 4, 1996, PLDT acknowledged and consented to Mabuhay Satellite’s:

•         transfer and assignment of all amounts payable by PLDT under the Transponder Lease Agreement; and

•         grant of a continuing security interest of first priority in all of Mabuhay Satellite’s rights, title and interest in, to and under the Transponder Lease Agreement, in favor of the collateral agent for the benefit of the lenders who are parties to the Omnibus Credit and Security Agreement dated December 14, 1995.

Total fees under these agreements amounted to Php550 million and Php613 million for the nine months ended September 30, 2003 and 2002, respectively. Outstanding obligations of PLDT under these agreements amounted to Php73 million and Php269 million as of September 30, 2003 and December 31, 2002, respectively.

c. Facilities Management Agreement between PLDT and Piltel

On July 19, 2001, PLDT entered into a Facilities Management Agreement with Piltel under which PLDT undertakes the management, operation and maintenance of Piltel’s regional telecommunication and E.O. 109, network operations and services, including E.O. 109 fixed line build-out installations, public calling offices and payphone facilities and the systems required to support these services.

The agreement covers Piltel’s regional telecommunication services in Baguio, Puerto Princesa, Masbate, and Boac and E.O. 109 services in Alabel, Banga, Dapitan, Davao, Digos, Dipolog, General Santos, Kiamba, Koronadal, Pagadian, Polomolok and Surallah in Mindanao.

Under the agreement, PLDT also undertakes the management of the computer system, billing, revenue assurance and inter-carrier settlements reporting of Piltel’s regional telecommunication services in Olongapo and Subic.

The monthly management fee payable by Piltel is based on cost, and for cost components where margin is allowed, 15% will be applied. All third party invoices will be passed on to Piltel at cost, including value-added tax.

The agreement supersedes the Facilities Management Agreement between PLDT and Piltel, dated May 12, 2000, under which PLDT undertook the management, maintenance and operation of the regional telecommunication services of Piltel, including public calling offices and payphone operations located in Baguio City, Puerto Princesa, Boac and Masbate. The new agreement is effective for three years from July 2001 to July 2004.

Total management fees under these agreements amounted to Php56 million and Php64 million for the nine months ended September 30, 2003 and 2002, respectively. Outstanding receivables of PLDT under these agreements amounted to Php338 million and Php258 million as of September 30, 2003 and December 31, 2002, respectively.

d. Facilities Management Agreement between Subic Telecom and Piltel

On September 5, 2001, Piltel and Subic Telecom entered into a Facilities Management Agreement of the regional telephone network, customer operations, network operations and payphones of Piltel in Subic and Olongapo City. The monthly management fee payable by Piltel is based on cost, and for cost components where margin is allowed, 15% will be applied. In addition, Piltel will pay a monthly variable cost per account in the amount of Php44 for repairs and maintenance. All third party invoices will be passed on to Piltel at cost, including value-added tax. This agreement supersedes the facilities management agreement entered into by Piltel and Subic Telecom on May 29, 2000.

Total management fees under this agreement amounted to Php16 million for the nine months ended September 30, 2003 and 2002. The new agreement is effective for three years until September 2004. Outstanding receivables of Subic Telecom under this agreement amounted to Php7 million and Php2 million as of September 30, 2003 and December 31, 2002, respectively.

e. Agreements between Smart and Piltel

In connection with the integration of their operations, Smart and Piltel have entered into the following agreements:

•         An agreement for the co-location, or sharing, of cellular sites selected at the option of Smart, whereby Piltel is paid a usage fee of Php45,000 per shared site per month, subject to a 10% annual increase;

•         An agreement whereby Smart manages the operation of Piltel’s cellular. This agreement is divided into three sub-agreements as follows:

i.         A Facilities Management Agreement under which Smart operates, maintains and manages the physical facilities and technical services of Piltel’s existing cellular. Piltel pays Smart a fixed monthly fee of Php4 million and a variable monthly fee of Php13,735 per site covered by the agreement. Additional fees of Php186,878 million per month and Php624 per site per month are payable at the end of each calendar year upon rendition of the services in accordance with the agreement. This agreement was amended in May 2001 to include the management, operation and maintenance of Piltel’s prepaid wireless telecommunications network in the E.O. 109 areas in Mindanao including the business and central offices, base stations, and public calling offices of Piltel located in South Cotabato, Saranggani and General Santos, Davao City, Davao del Sur, Zamboanga del Norte, Zamboanga del Sur and Misamis Occidental;

ii.       A Customer Service Management Agreement under which Piltel outsources the operation of its customer service and billing functions for its cellular and paging systems to Smart for a fixed monthly fee of Php8.8 million and a variable cost of Php57 and Php17 per postpaid and prepaid cellular subscriber, respectively. An additional fee of Php399,926 per month and Php1 per postpaid subscriber per month is payable at the end of each calendar year upon rendition of the services in accordance with the agreement; and

iii.      An Administrative Support and Management Services Agreement under which Smart provides administrative support and services to Piltel including payroll administration and training, finance and financial accounting, audit, legal, purchasing and materials management, public affairs, information technology, rates and tariffs administration, sales and marketing, product development and carrier services for a fixed monthly fee of Php7.8 million. An additional fee of Php353,764 per month is payable at the end of each calendar year upon rendition of the services in accordance with the agreement.

This agreement was amended in December 2002 to include the provision of sales and distribution services for Piltel’s products and services. Piltel pays Smart the residual percentage discount between Piltel’s prescribed distributor discount rate and the discount rate that Smart gives to its retailers and wholesalers for the sale of prepaid cards and the residual commission between Piltel’s prescribed commission and the commission that Smart extends to its retailers and wholesalers for phonekit and SIMpack sales.

•         A Facilities Service Agreement under which Piltel accesses Smart’s existing GSM network and facilities to enable Piltel to offer prepaid cellular service using GSM technology in exchange for approximately 50% of Piltel’s revenues, net of interconnection expenses; and

•         A Billing Service Agreement for the printing and delivery of the billing statements of Piltel’s LEC subscribers. Under the agreement, Piltel agrees to pay Smart an average of Php4.60 per bill printed and an average of Php5.40 per bill delivered.

Total fees under these management agreements amounted to Php3,428 million and Php2,218 million for the nine months ended September 30, 2003 and 2002, respectively. Under these agreements, outstanding receivables of Smart as of September 30, 2003 and December 31, 2002 amounted to Php1,587 million and Php1,027 million, respectively.

f. Air Time Purchase Agreement between PLDT and AIL and Related Agreements

In March 1997, PLDT entered into a Founder NSP Air Time Purchase Agreement with PT Asia Cellular Satellite, as amended in December 1998, under which PLDT was granted the exclusive right to sell ACeS services in the Philippines. In exchange, PLDT is required to purchase from PT Asia Cellular Satellite at least US$5 million worth of airtime annually over ten years commencing on the date of the satellite’s commercial operations. The commercial operations date is defined as the earlier of:

•         the day on which PT Asia Cellular Satellite places the Garuda I satellite in commercial operation; and

•         the date of final acceptance of the Garuda I satellite and associated equipment under the terms of the Spacecraft Contract, dated August 28, 1995, between PT Asia Cellular Satellite and Martin Marietta Overseas Corporation.

However, the commercial operations date may not occur without the consent of PLDT if there is a constructive total loss or partial loss of the satellite under its launch insurance contract and the satellite cannot provide commercial service in the Philippines.

In the event that PT Asia Cellular Satellite’s aggregate billing revenues is less than US$45 million in any given year, PLDT is required to make supplemental airtime purchase payments not to exceed US$15 million per year during the ten-year term.

In March 2003, PLDT, together with the founder shareholders, entered into a Standstill Agreement in respect of the Air Time Purchase Agreement. See Note 21 – Contractual Obligations and Commercial Commitments for further discussion.

PLDT also entered into a Founder NSP Operating Agreement with PT Asia Cellular Satellite on March 12, 1997, under which PLDT may:

•         authorize distributors to resell ACeS services in the Philippines upon prior approval from PT Asia Cellular Satellite; and

•         appoint agents to solicit and bill PLDT’s or its authorized distributors’ subscribers for ACeS services and to sell terminals on behalf of PLDT.

Under an Assignment and Assumption Agreement dated December 29, 1998, PT Asia Cellular Satellite agreed to assign and transfer to AIL all of PT Asia Cellular Satellite’s rights under the Founder NSP Airtime Purchase Agreement and Founder NSP Operating Agreement.

Under an Acknowledgment of Assignment of Airtime Purchase Agreement entered into on December 29, 1998, by and among PLDT, P.T. Bank Internasional Indonesia and AIL, PLDT consented to the assignment by AIL of the Founder NSP Airtime Purchase Agreement to P.T. Bank Internasional Indonesia, as security agent, for the benefit of the secured parties under the Security Agreement dated as of December 29, 1998, which was executed in connection with the Amended and Restated Credit Agreement dated December 29, 1998 among PT Asia Cellular Satellite, AIL, P.T. Bank Internasional Indonesia and various other banks.

On September 30, 2002, PT Asia Cellular Satellite, AIL, as guarantor, P.T. Bank International Indonesia, as security agent, and various other banks signed a Rescheduling Agreement, which amended the terms of the Amended and Restated Credit Agreement dated December 29, 1998, moving the principal repayment dates to agreed periods with the final maturity date on January 31, 2012.

g. Agreements between Smart and ACeS Philippines

On July 18, 2000, Smart entered into a Service Distribution Agreement with ACeS Philippines under which ACeS Philippines appointed Smart as an authorized service provider of ACeS Global Mobile Personal Communication by Satellite Services, or GMPCS Services, in the Philippines having the task of exerting its best efforts to market and sell access to usage of the said services to prospective subscribers.

An amendment to this Service Distribution Agreement was made on February 16, 2001, whereby Smart shall remit to ACeS Philippines a Facility Usage Fee based on a revenue sharing formula. ACeS Philippines shall in turn pay Smart’s charges for the payphone-related services.

Also on February 16, 2001, Smart entered into a Facilities Management Agreement, or FMA, and Administrative Support and Management Services Agreement, or the Service Agreement, with ACeS Philippines. In exchange for its services, Smart shall receive fixed and variable monthly fees from ACeS Philippines. Under the FMA, Smart undertakes the management, maintenance and operation of the ACeS GMPCS Services, which are currently ready and available for actual use or operation. Under the Service Agreement, Smart shall provide certain administrative support and services in certain aspects of ACeS Philippines’ business operations such as payroll administration and training, finance, audit, legal, purchasing and materials management, public affairs, information technology, sales and marketing, ACeS Philippines NSP relations, ACeS International relations and other support services.

Total fees under these agreements, net of ACeS Philippines share, amounted to Php52 million and Php36 million for the nine months ended September 30, 2003 and 2002, respectively. The outstanding payable of Smart amounted to Php137 million as of September 30, 2003 and no outstanding obligations as of December 31, 2002.

h. Other Transactions

Equity investments in subsidiaries and associates are discussed in Note 9 – Investments.

On December 9, 2002, PLDT transferred and conveyed to Smart certain inland and submarine domestic fiber optic cable loops, digital transmission equipment and corresponding network management systems with an aggregate net book value of Php4,138 million, as consideration and in exchange for 298 million preferred shares of Smart subscribed by PLDT at Php13.875 per share, or a total subscription price of Php4,138 million.

The following is a summary of related party accounts with subsidiaries eliminated from the consolidated balance sheets as of September 30, 2003 and December 31, 2002 and from the consolidated statements of income for the nine months ended September 30, 2003 and 2002:

	2003	2002
	(in million pesos)
Balance Sheets
Accounts receivable	7,016	4,871
Other noncurrent assets	86	2,421
Accounts payable	3,915	2,073
Accrued expenses and other current liabilities	546	805
Deferred credits and other noncurrent liabilities	2,641	4,414
Statements of Income
Fixed line revenues	2,293	1,738
(Forward)
Wireless revenues	737	613
Information and communications technology revenues	64	–
Rent expense	2,769	1,974
Maintenance expense	326	380
Miscellaneous income	1	3

The following is a summary of related party accounts with Piltel as of September 30, 2003 (unaudited) and December 31, 2002 (audited) and for the nine months ended September 30, 2003 and 2002:

	2003	2002
	(in million pesos)
Balance Sheets
Accounts receivable	1,413	2,435
Statements of Income
Fixed line revenues	228	235
Miscellaneous income	52	79

Transactions with Major Stockholders, Directors and Officers

Transactions to which PLDT or its subsidiary was a party, in which a director or key officer or owner of more than 5% of the common shares of PLDT, or any member of the immediate family of a director or key officer or owner of more than 5% of the common shares of PLDT had a direct or indirect material interest as of September 30, 2003 and December 31, 2002 and for the nine months ended September 30, 2003 and 2002 are as follows:

a.      Agreements with NTT Communications and/or its Affiliates

PLDT is a party to the following agreements with NTT Communications and/or its affiliates:

•        Advisory Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications, as amended on September 30, 2003, under which NTT Communications provides PLDT with technical, marketing and other consultants for various business areas of PLDT starting April 1, 2000;

•         Domestic Fiber Optic Network Submerged Plant Maintenance Agreement. On July 4, 2000, PLDT entered into an agreement with NTT World Engineering Marine Corporation, or NTT WEMC, for the submarine cable repair and other allied services for the maintenance of PLDT’s domestic fiber-optic network, or DFON, submerged plant for a period of five years up to July 4, 2005. Under the agreement, PLDT shall pay NTT WEMC a fixed annual standing charge of US$2 million, excluding cost for the use of a remotely operated submersible vehicle at US$5,000 for every day of use and repair cost computed at US$19,000 per day of actual repair;

•        Arcstar Licensing Agreement and Arcstar Service Provider Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Worldwide Telecommunications Corporation under which PLDT markets managed data and other services under NTT Communications’ “Arcstar” brand to its corporate customers in the Philippines. PLDT also entered into a Trade Name and Trademark Agreement with NTT Communications under which PLDT has been given the right to use the tradename “Arcstar” and its related trademark, logo and symbols, solely for the purpose of PLDT’s marketing, promotional and sales activities for the Arcstar services within the Philippines; and

•         Conventional International Telecommunications Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications under which PLDT and NTT Communications agreed to cooperative arrangements for conventional international telecommunications services to enhance their respective international businesses.

Total fees under these agreements amounted to Php218 million and Php251 million for the nine months ended September 30, 2003 and 2002, respectively. As of September 30, 2003 and December 31, 2002, outstanding obligations of PLDT amounted to Php39 million and Php36 million, respectively.

b.      Agreements between Smart and Asia Link B.V., or ALBV. Smart has an existing Technical Assistance Agreement with ALBV for the latter to provide technical support services and assistance in the operations and maintenance of CMTS for a period of five years, subject to renewal upon mutual agreement between the parties. The agreement provides for quarterly payments of technical service fees equivalent to 2% of the net revenues of Smart. In January 2003, the agreement was amended, reducing the technical service fees to be paid by Smart to ALBV to 1% of net revenues effective January 1, 2003.

Smart also has an existing Services Agreement with ALBV for a period of 25 years starting January 1, 1999, which shall automatically expire unless renewed by mutual agreement of both parties. Under the agreement, ALBV provides advice and assistance to Smart in sourcing capital equipment and negotiating with international suppliers, arranging international financing and other services therein consistent with and for the furtherance of the objectives of the services.

ALBV is a subsidiary of the First Pacific Group.

Total fees under these agreements amounted to Php223 million and Php300 million for the nine months ended September 30, 2003 and 2002, respectively. Outstanding payables of Smart under these agreements amounted to Php102 million and receivables of Php31 million as of September 30, 2003 and December 31, 2002, respectively.

c.       Agreement with Foote, Cone and Belding Worldwide, or FCB Worldwide. FCB Worldwide provides consultancy and advisory services to PLDT. The chairman of PLDT’s Board is the non-executive chairman of FCB Worldwide’s representative office in the Philippines.

d.      Agreements relating to insurance companies. Gotuaco del Rosario and Associates, or Gotuaco, acts as broker for certain insurance companies to cover certain properties of the PLDT Group. Insurance premiums are remitted to Gotuaco and the broker’s fees are settled between Gotuaco and the insurance companies. In addition, PLDT has signed an insurance policy with Malayan Insurance Co. Inc., or Malayan, wherein premiums are directly paid to Malayan. Total payments to Gotuaco and Malayan covering the twelve-month period ending July 31, 2004 including payments subsequent to 2002 amounted to Php334 million. Two directors of PLDT have a direct/indirect interest in or serve as director/officer of Gotuaco and Malayan.

17.  Employees’ Benefit Plan

PLDT

PLDT has a trustee-managed, noncontributory defined benefit plan, or the Benefit Plan, providing for retirement and death benefits and service terminal pay to substantially all permanent and regular employees. Benefits under the Benefit Plan are based on final salary and length of service.

PLDT’s actuarial valuation is done on an annual basis. Based on the latest actuarial valuation dated February 2003, the actuarial present value of accrued liability, net pension cost and average assumptions used in developing the valuation at December 31, 2002 and 2001 are as follows:

	2002	2001
	(in million pesos)
Actuarial accrued liability	7,984	6,638
Assets at fair value	4,094	4,592
Unfunded actuarial accrued liability	(3,890)	(2,046)
Unrecognized:
Net transition liability	2,889	3,054
Net experience adjustment	(174)	(2,125)
Accrued pension cost as of December 31, 2002	(1,175)	(1,117)

Accrued pension cost as of September 30, 2003 and 2002 are as follows:

	2003	2002
	(Unaudited)
	(in million pesos)
Accrued pension cost as of January 1	(1,175)	(1,117)
Accrual of pension cost	(494)	(396)
Loss on settlement/curtailment (Note 18)	(533)	–
Contributions made to pension fund (Note 9)	4,018	363
Prepaid (accrued) pension cost	1,816	(1,150)

The weighted average assumptions used to determine pension benefits for 2003 and 2002 are as follows:

	2003	2002
Discount rate	9%	12%
Rate of increase in compensation	8%	12%
Rate of return on plan assets	9%	11%

Net pension cost was computed as follows:

	Nine Months Ended September 30
	2003	2002
	(Unaudited)
	(in million pesos)
Normal cost	351	303
Interest cost	30	36
Amortization of:
Unrecognized net transition obligation	123	124
Unrecognized net experience adjustments	(10)	(67)
	494	396

In addition to PLDT’s cash contribution in relation to the manpower reduction program, or MRP, in June 2003, PLDT contributed to the PLDT BTF, its investment in convertible notes of Unilink and a real property in Makati City.

Smart

Smart has a trustee-managed, tax-qualified Provident Plan providing for retirement, death or service terminal pay to substantially all permanent and regular employees. Under the Provident Plan, Smart contributes to the provident fund for the credit of each member’s Personal Retirement Account, or PRA, a percentage of such member’s monthly salary. The member has an option to contribute to the Provident Fund an amount not to exceed 25% of the member’s monthly salary, which are credited to each member’s PRA; however, very few members contribute. Net earnings of the Provident Fund are credited every nine months to the PRAs of the members based on their proportionate share in the total value of the Provident Fund as of the end of the preceding period.

Any benefit payable under this Plan shall be in lieu of or in compliance with, but not in addition to, the payment of similar benefits Smart is required to pay its employees under existing or future laws, employment contracts or collective bargaining agreements, it being understood that the employee shall be entitled only to the higher of the benefits and not to both.

Contributions by Smart to the Provident Plan charged to operations amounted to Php52 million and Php40 million for the nine months ended September 30, 2003 and 2002, respectively.

18.  Other Expenses – Net

This account consists of:

	Consolidated		Non-Consolidated
	Nine Months Ended September 30
	2003	2002 (As restated – Note 3)	2003	2002 (As restated – Note 3)
	(Unaudited)
	(in million pesos)
Interest expense and related items – net of capitalized interest (Notes 8 and 13)	9,173	10,693	7,369	8,333
Equity share in net losses (income) of investees, including goodwill amortization and provision for impairment in value of investment (Note 9)	1,618	1,038	(7,256)	(1,905)
Manpower reduction cost (Note 17)	1,955	173	1,955	173
Hedge cost and foreign exchange/swap losses (Notes 13 and 24)	785	(519)	766	(906)
Interest income	(597)	(795)	(80)	(58)
Other expenses (income), net	2,245	(1,249)	1,665	(451)
	15,179	9,341	4,419	5,186

Over the past years, PLDT has been implementing the MRP in line with its continuing effort to reduce the cost base of the fixed line business. The MRP cost charged to operations amounted to Php1,955 million, including loss on settlement/curtailment of Php533 million in 2003, for the nine months ended September 30, 2003, and Php173 million in the same period in 2002, representing 1,681 and 374 employees affected by the program, respectively. Unrecognized past service costs and experience adjustments, which are normally amortized over the estimated remaining working lives of employees, in respect of employees who availed of the manpower reduction program are recognized as loss on settlement/curtailment.

The decision to implement the MRP was anchored on the challenges being faced by the fixed line business as significant changes in technology, increasing competition, and shifting market preferences to cellular use have reshaped the future of the fixed line business. The MRP was implemented under the New Labor Code and is in compliance with all other relevant labor laws and regulations.

19.  Income Taxes

The net current and noncurrent components of deferred income tax recognized in the balance sheets follow:

	Consolidated		Non-Consolidated
	September 30, 2003 (Unaudited)	December 31, 2002 (Audited)	September 30, 2003 (Unaudited)	December 31, 2002 (Audited)
	(in million pesos)
Net current assets	4,166	3,772	3,962	3,002
Net noncurrent liabilities	(11,181)	(10,699)	(9,654)	(9,231)

The components of net deferred tax assets and liabilities are as follows:

	Consolidated		Non-Consolidated
	September 30, 2003 (Unaudited)	December 31, 2002 (Audited)	September 30, 2003 (Unaudited)	December 31, 2002 (Audited)
	(in million pesos)
Current assets (liabilities) – net:
Allowance for doubtful accounts	3,852	2,760	2,960	1,983
NOLCO	915	618	915	618
Unearned revenues on sale of prepaid cards	804	710	186	138
Accrued (prepaid) pension cost, net	127	571	(212)	376
Allowance for inventory losses	291	192	27	–
Current portion of unamortized past service cost	165	54	165	54
Others	61	(81)	(10)	(98)
	6,215	4,824	4,031	3,071
Less valuation allowance	(2,049)	(1,052)	(69)	(69)
Net current assets	4,166	3,772	3,962	3,002
Noncurrent assets (liabilities) – net:
Interest charges capitalized, net of amortization	(5,443)	(5,536)	(4,816)	(4,830)
Foreign exchange differential capitalized, net of depreciation	(4,906)	(4,536)	(4,848)	(3,798)
Taxes and duties capitalized, net of amortization	(662)	(711)	(662)	(711)
Prepaid pension cost	(368)	–	(368)	–
Undistributed income of foreign subsidiaries	(330)	(333)	–	–
Long-term portion of unamortized past service cost	1,040	108	1,040	108
Others	(512)	309	–	–
Net noncurrent liabilities	(11,181)	(10,699)	(9,654)	(9,231)

The carryforward benefit of NOLCO amounting to Php1,930 million in 2002 can be claimed as deductions against taxable income until 2005.

Provision for income tax consists of:

	Consolidated		Non-Consolidated
	Nine months ended September 30
	2003	2002 (As restated – Note 3)	2003	2002 (As restated – Note 3)
	(Unaudited)
	(in million pesos)
Current	1,343	434	–	–
Deferred	188	742	(536)	739
	1,531	1,176	(536)	739

The current provision for income tax, on a consolidated basis, for the nine months ended September 30, 2003 and 2002 mainly represents the subsidiaries’ income tax under the regular corporate income tax. PLDT’s minimum corporate income tax in 2002 amounting to Php638 million was charged directly to “Prepayments and other current assets”. The carryforward benefit of MCIT as of September 30, 2003, can be claimed as deductions against income tax payable until 2005.

The reconciliation between the provision for income tax at the applicable statutory tax rates and the actual provision for income tax are as follows:

	Consolidated		Non-Consolidated
	Nine months ended September 30
	2003	2002 (As restated – Note 3)	2003	2002 (As restated – Note 3)
	(Unaudited)
	(in million pesos)
Provision at statutory tax rate	2,295	1,544	1,683	1,410
Tax effect of:
Non–deductible expenses	331	88	273	17
Income not subject to tax	(146)	(50)	(146)	(50)
Income subject to final tax	(110)	(55)	(24)	(29)
Income subject to income tax holiday	(1,373)	(621)	–	–
Income subject to lower tax rate	(103)	(91)	–	–
Equity share in net loss (income) of investees	518	332	(2,322)	(609)
Others	119	29	–	–
Actual provision for income tax	1,531	1,176	(536)	739

On July 20, 1999, Mabuhay Satellite was registered as a Subic Bay Freeport Enterprise and Clark Telecom was also registered as a Clark Special Economic Zone Enterprise under Republic Act No. 7227, otherwise known as the Bases Conversion and Development Act of 1992, or the Act. As registrants, Mabuhay Satellite and Clark Telecom are entitled to all the rights, privileges and benefits established thereunder including tax and duty-free importation of capital equipment and special income tax rate of 5% of gross income, as defined in the Act.

Smart is registered with the Board of Investments, or BOI, under the Omnibus Investments Code of 1987 as a preferred non-pioneer enterprise for the operation of the IGF and CMTS services. As such, Smart was entitled to certain tax and non-tax incentives, including an income tax holiday for a period of three years up to August 2000.

The BOI Governing Board, in its meeting on August 10, 2000, granted the request of Smart for the transfer of its LEC business to PLDT subject to certain conditions, which include the surrender of Smart’s original certificate of registration to the BOI for annotation and safekeeping and the issuance of a certificate of registration to PLDT with respect to the transferred LEC business.

On May 3, 2001, the BOI awarded Smart pioneer status for its GSM expansion projects entitling it to enjoy a three-year tax holiday up to May 2004. The tax incentive is availed on the basis of incremental income generated from the said expansion project. In addition, on July 12, 2001, the BOI awarded Smart pioneer status for its payment infrastructure projects entitling it to enjoy a six-year tax holiday. In this case, the tax incentive is availed for the entire taxable income of the project.

Smart’s deferred income tax assets and liabilities as of September 30, 2003 and December 31, 2002 have been restated at realizable amounts after provision of a valuation allowance for portions of income tax assets that will not have tax consequences.

20.  Earnings Per Common Share

The following table presents information necessary to calculate the earnings per share:

	Nine Months Ended September 30
	2003		2002
	Basic	Diluted	Basic	Diluted
	(Unaudited)
	(in million pesos)
Net income	5,795	5,795	3,666	3,666
Less dividends on preferred stock	1,526	1,361	1,222	1,138
Net income applicable to common stock	4,269	4,434	2,444	2,528

	(in thousand, except per share amounts)
Outstanding common shares, beginning	169,393	169,393	168,895	168,895
Effect of issuance of common shares during the period	–	11,062	182	6,565
Weighted average number of common shares, end	169,393	180,455	169,077	175,460
Earnings per common share	Php25.20	Php24.57	Php14.45	Php14.41

21.  Contractual Obligations and Commercial Commitments

Contractual Obligations

The following table discloses the PLDT Group’s contractual obligations outstanding as of September 30, 2003:

	Payments Due by Period
	Total	Within 1 year	2-3 years	4-5 years	After 5 years
	(in million pesos)
Long-term debt obligations	156,438	21,498	57,618	33,284	44,038
Long-term lease obligations	7,361	1,758	3,059	1,899	645
Unconditional purchase obligations(1)	10,315	1,216	2,240	2,195	4,664
Other long-term obligations	21,322	–	–	–	21,322
Total contractual cash obligations	195,436	24,472	62,917	37,378	70,669

(1) Under the Air Time Purchase Agreement with AIL, the amount disclosed in the table above for payments due within 1 year reflects a reduction in PLDT’s required payments agreed under a Standstill Agreement, while the amounts disclosed for payments due from 2 years onwards are based on the original Air Time Purchase Agreement. The parties to the Standstill Agreement have also agreed to negotiate in good faith and use their best efforts to reach an agreement on a revised ATPA before November 15, 2003 that will cover, among other matters, the amended minimum and supplemental air time payment provisions subject to the approval of ACeS International Limited’s creditors.

Long-term Debt Obligations

For discussion of our long-term debt obligations, see Note 13 – Long-term Debt.

Long-term Lease Obligations

Transponder Lease Agreement. As discussed in Note 16 – Related Party Transactions, PLDT and Mabuhay Satellite entered into a Transponder Lease Agreement on December 28, 1995, which was amended on May 10, 2000. This agreement is for a period of ten years commencing on December 18, 1997, unless earlier terminated in accordance with the terms thereof. The annual basic rent for the transponders for 2002 is US$18 million. As of September 30, 2003, PLDT’s aggregate remaining obligation under this agreement was approximately Php3,291 million.

Municipal Telephone Projects. In 1993, PLDT entered into two lease agreements with the Philippine Department of Transportation and Communications, or DOTC, covering telecommunications facilities established under the Municipal Telephone Act. Under these agreements, PLDT was granted the exclusive right to perform telecommunications management services, to expand services, and to promote the use of the DOTC-contracted facilities in certain covered areas for a period of fifteen years. Title to the properties shall be transferred to PLDT upon expiration of the lease term. As of September 30, 2003, the aggregate remaining obligation was approximately Php909 million. In case of cancellation, PLDT is liable to pay Php100 million under each of the two contracts as liquidated damages.

Domestic Fiber Optic Network Submerged Plant Agreement. As discussed in Note 16 – Related Party Transactions, PLDT entered into an agreement with NTT World Engineering Marine Corporation on July 4, 2000, for the submarine cable repair and other allied services in relation to the maintenance of PLDT’s DFON submerged plant for a period of five years up to July 4, 2005. Under the agreement, PLDT shall pay NTT World Engineering Marine Corporation a fixed annual standing charge of US$2 million excluding cost for the use of a remotely-operated submersible vehicle at US$5,000 for every day of use and repair cost computed at US$19,000 per day of actual repair. As of September 30, 2003, the aggregate remaining obligation was approximately Php259 million.

Digital Passage Service Contracts. PLDT has existing Digital Passage Service Contracts with foreign telecommunication administrations for several dedicated circuits to various destinations for 10 to 25 years expiring at various dates. As of September 30, 2003, the aggregate remaining obligation was approximately Php140 million.

License Agreement with Mobius Management Systems (Australia) Pty Ltd., or Mobius. PLDT entered into a license agreement with Mobius pursuant to which Mobius has granted PLDT a non-exclusive, non-assignable and non-transferable license for the use of computer software components. Under the agreement, Mobius is also required to provide maintenance services for a period of one year at no additional maintenance charge. PLDT may purchase maintenance services at the expiration of the first year for a fee of 15% of the current published license fee. As of September 30, 2003, the aggregate remaining obligation was approximately Php71 million.

Other Long-term Lease Obligations. The PLDT Group has various long-term lease contracts for periods ranging from two to ten years covering certain offices, warehouses, cell sites, telecommunication equipment locations and various office equipment.

Unconditional Purchase Obligations

Air Time Purchase Agreement with AIL. As discussed in Note 16 – Related Party Transactions, PLDT is a party to a Founder NSP Air Time Purchase Agreement, or ATPA, with AIL, which was amended in December 1998, under which PLDT is granted the exclusive right to sell ACeS services in the Philippines. In exchange, PLDT is required to purchase from AIL a minimum of US$5 million worth of air time annually over ten years commencing on the date of the commercial operations of the Garuda I satellite. In the event AIL aggregate billing revenues is less than US$45 million in any given year, PLDT is required to make supplemental air time purchase payments not to exceed US$15 million per year during the ten-year term.

In March 2003, PLDT, together with the other founder shareholders, entered into a Standstill Agreement with AIL suspending the application and enforcement of the minimum and supplemental air time payments under the original ATPA. In lieu of these payments, the parties agreed that AIL shall provide PLDT and the other founder shareholders, with unlimited use of air time for the year 2003 in exchange for a fixed fee in the amount of US$3.8 million for PLDT. PLDT is also obliged to purchase from AIL 13,750 satellite phone units for the year 2003 at US$395 F.O.B. per unit, subject to quarterly price adjustment. The parties to the Standstill Agreement also agreed to negotiate in good faith and use their best efforts to reach agreement on a revised ATPA before November 15, 2003 that will cover, among other matters, the amended minimum and supplemental air time payment provisions subject to the approval of AIL’s creditors.

As of September 30, 2003, PLDT’s aggregate remaining minimum obligation under this agreement was approximately Php10,087 million.

International Affiliate Agreement with VeriSign, Inc., or VeriSign. On September 15, 2000, ePLDT entered into an agreement with VeriSign for the non-exclusive, non-transferable right and license to use the VeriSign software, brand and Certification Practice Statement for the purpose of approving, issuing, suspending or revoking digital certificates for users of the Internet or similar open systems in the Philippines for a period of seven years. Under this agreement, ePLDT is required to pay VeriSign a certain percentage of the revenue derived from the services subject to minimum annual royalty payments aggregating to US$1.2 million, which was subsequently reduced to US$0.9 million, for the seven-year contract period. In addition, ePLDT was required to pay an annual support fee of US$0.5 million for the first year and US$0.3 million in each year thereafter.

Effective July 1, 2003, VeriSign has agreed to amend the Agreement and issued Addendum 6 to write-off all past dues invoices and payments owed to VeriSign which were invoiced or scheduled to be invoiced under the Agreement prior to this Addendum 6. All royalty payments and annual support fees due through June 2003 will be part of the write-off in the amount of US$0.8 million. For contract year 4 (September 2003-August 2004), the annual support fee will be reduced from US$0.3 million to US$40,000 and for contract years 5-7 (September 2003-August 2007) from US$0.3 million to US$0.16 million. In addition, VeriSign agreed to reduce the affiliate revenue sharing rates from 50% of suggested retail price to 25% of suggested retail price for both enterprise and internet products starting July 2003 for 12 months starting July 2003 and negotiable thereafter. As of September 30, 2003, ePLDT’s aggregate remaining minimum obligation under this agreement was approximately Php26 million pertaining to annual support fee.

License Purchase Agreement with I-Contact Solutions Pte. Ltd. On April 2, 2003, iPlus Intelligent Network Inc., or iPlus, entered into an Application Services Provider, or ASP, and Reseller Contract with I-Contact Solutions Pte. Ltd., or I-Contact, of Singapore. Under the agreement, iPlus will purchase licenses of the CosmoCall Universe ™ IP-based contact center solution. CosmoCall Universe supports multi-channel customer interactions including telephone, web chat, web voice, web video, web collaboration, email and voicemail in one high capacity, high availability, multi-tenant platform. CosmoCall Universe is a complete, unified contact center suite that includes ACD, IVR, CTI, predictive dialing, multimedia recording and a complement of powerful management applications. The aggregate value of these licenses is US$2.1 million, and these will be delivered quarterly over a two-year period. Further to the agreement, I-Contact will appoint iPlus as the exclusive reseller and ASP for the Philippine market and will provide iPlus with all the necessary support in terms of sales, marketing, and technical services. As of September 30, 2003, iPlus’ aggregate remaining obligation under this agreement was approximately Php82 million.

Other Unconditional Purchase Obligations. PLDT has various purchase contracts for periods ranging from two to three years covering the use of fraud management system and satellite hub and remote Very Small Aperture Terminal, or VSAT, network systems.

Other Long-term Obligations

Mandatory Conversion and Purchase of Shares. As discussed in Note 9 – Investments and Note 15 – Stockholders’ Equity, as of September 30, 2003, PLDT had issued a total of 3 million shares of Series V Convertible Preferred Stock, 5 million shares of Series VI Convertible Preferred Stock and 4 million shares of Series VII Convertible Preferred Stock in exchange for a total of 58 million shares of Series K Class I Convertible Preferred Stock of Piltel pursuant to the debt restructuring of Piltel.

As of September 30, 2003, 145,320 shares of Series V Convertible Preferred Stock and 529,400 shares of Series VI Convertible Preferred Stock had been converted to PLDT common shares. The aggregate value of the put option based on outstanding shares as of September 30, 2003 was Php21,322 million, of which Php13,622 million is payable on June 4, 2008 and Php7,700 million on June 4, 2009 if all of the outstanding shares of Series V, VI and VII Convertible Preferred Stock were mandatorily converted and all the underlying common shares were put to PLDT. The market value of the underlying common shares was Php7,091 million, based on the market price of PLDT’s common stock of Php640 per share as of September 30, 2003.

Commercial Commitments

As of September 30, 2003, our outstanding commercial commitments, in the form of letters of credit, amounted to Php1,910 million. These commitments will expire within one year.

In October 1998, Smart entered into a Frame Supply Contract with Nokia Telecommunications OY for the supply of hardware, software and documentation for its GSM phone network. In the same month, Smart and Nokia (Philippines), Inc., or Nokia, signed a Frame Services Contract that covers the design, planning, installation, commissioning, integration, acceptance testing, training and handling over of the GSM network. In 2001, Smart issued a Master Purchase Order, or MPO, in the amount of US$200 million in favor of Nokia Networks OY for the purchase of additional equipment to expand its GSM phone network. As of September 30, 2003, the balance under this MPO amounted to US$12 million.

In addition, on May 30, 2003, Smart entered into a Technical Support Services Order, or TSSO, with Nokia in the amount of US$8 million. As of September 30, 2003, the commitment under this TSSO which is valid until December 31, 2003, amounted to US$2 million.

22.  Contingencies

PLDT

NTC supervision and regulation fees, or SRF. On various dates in 1988, NTC served assessment notices and demands for payment of SRF pursuant to Section 40 of Commonwealth Act 146, otherwise known as the Public Service Act (PSA). PLDT protested said assessments and demands for payment on the grounds that (a) all assessments under Section 40 (e) of the PSA should legally be based on the par value of a corporate utility operator’s outstanding capital stock, exclusive of capital in excess of par; (b) the assessment were being levied to raise revenues and not as mere reimbursements for actual regulatory expenses in violation of the doctrine in PLDT vs. PSC, 66 SCRA 341 (1975); (c) NTC had no authority to compel PLDT’s payment of the administrative fees under Section 40 (f) of the PSA for the increase of PLDT’s authorized capital stock, since NTC did not render any supervisory or regulatory activity nor incur any expenses in relation to such corporate act; and (d) NTC had no authority to increase the rates of the administrative fees under Section 40 of the PSA from Php0.20 to Php0.50 per Php100.00 of the capital stock pursuant to Batas Pambansa, or B.P. 325 since the latter legislation was of general application and thus, could not have legally or validly amended a special law such as the PSA.

After exhausting all available administrative remedies with the NTC, PLDT filed an appeal via a Petition for Certiorari with Prayer for Temporary Restraining Order and/or Preliminary Injunction with the Court of Appeals, or CA. The CA promulgated its decision which, in the main, held that (a) the annual SRF should be assessed on the basis of the par value of the subscribed or paid-up capital stock of PLDT, exclusive of capital in excess of par; (b) the NTC is legally authorized to collect the administrative fees under Section 40 (f) of the PSA even if it renders or performs no regulatory service or incurs no expense whatsoever in approving PLDT’s increase in authorized capital stock; and (c) the fees under Section 40 (e) and (f) of the PSA should be computed at the rate of Php0.50 per Php100.00, or a fraction thereof pursuant to B.P. 325 instead of only Php0.20 per Php100.00 or fraction thereof under the PSA.

In an appeal to the Supreme Court, or SC, PLDT questioned the CA decision (a) that the NTC can validly collect fees even in the absence of any regulatory services performed, and (b) upholding the validity of the increase in the rate of fee under Section 40 (e) of the PSA to Php0.50 from Php0.20 per Php100.00 or a fraction thereof of the capital stock. NTC, on the other hand, questioned the basis for the SRF assessment, which was determined by the CA to be the par value of the subscribed capital stock exclusive of capital in excess of par.

In a decision dated July 28, 1999, the SC ordered the NTC to recompute the SRF due from PLDT on the basis of PLDT’s “capital stock subscribed or paid”.

Pursuant to the SC decision, the NTC issued a re-assessment letter in February 2000 for the balance of the SRF for previous years computed on the same basis stated in the SC decision but inclusive of stock dividends. On the ground that the inclusion of stock dividends in the calculation of the SRF has no basis in law and jurisprudence, PLDT requested the NTC to cancel/withdraw the portions of the assessment based on the stock dividends.

Without resolving or ruling on PLDT’s request, in September 2000, the NTC issued another assessment letter for the balance of the SRF for previous years and the SRF for the year ended December 31, 2000. Consequently, PLDT filed a Petition for Certiorari and Prohibition with Urgent Prayer for the Immediate Issuance of a Temporary Restraining Order with the CA. The CA temporarily restrained the NTC from enforcing/implementing its February and September 2000 assessments and subsequently issued a Writ of Preliminary Injunction. In February 2001, the CA dismissed the Petition for Certiorari and Prohibition filed by PLDT and dissolved the Writ of Preliminary Injunction earlier issued.

PLDT filed a Motion for Reconsideration of the aforementioned CA decision on the ground that the same would vitiate and not validate the decision rendered by the SC on July 28, 1999, ordering the NTC to recompute the SRF to be imposed on PLDT. On April 6, 2001, the Office of the Solicitor General, or OSG, adopting its Comment dated October 11, 2000 as its comment on the Motion for Reconsideration filed by PLDT, stated that the NTC by insisting on its assessments is providing its own definition of “stock dividend” at variance with the SC decision dated July 28, 1999 and is in effect enlarging its meaning and scope and expanding the concept envisaged therein. Further, the OSG stated that the sole and only issue is whether or not the SC decision directs the inclusion or exclusion of “stock dividends” in the computation of the SRF. The NTC also filed its comment on PLDT’s Motion for Reconsideration and PLDT filed a Reply to the NTC’s Comment stressing that the failure of NTC to deny the allegations in PLDT’s Motion for Reconsideration that (a) the SC decision dated July 28, 1999 annulled and set aside the NTC SRF assessment; (b) the SC directed the NTC to make a recomputation of the said SRF assessments but that NTC did not make any such recomputation; (c) the NTC served anew on PLDT exactly the same SRF assessments that were ordered set aside by the SC; (d) the SC decision dated July 28, 1999 has become final and executory; (e) the fundamental issues raised by PLDT in its Motion for Reconsideration is not at all whether the SC decision dated July 28, 1999 is right or wrong but rather whether it did or did not direct the exclusion of stock dividends in the SRF assessment; and (f) the SC decision dated July 28, 1999 held that the SRF should lawfully be based only on such capital stock subscribed or paid for which PLDT received actual payment; should all be taken to mean that the NTC SRF assessments should exclude stock dividends.

Considering the September 30 statutory deadline for the payment of the SRF, PLDT filed with the CA an Urgent Motion for Re-Issuance of Restraining/Injunctive Writ requesting the CA to re-issue and expand the Writ of Preliminary Injunction it had previously issued, to cover any and all SRF assessments, including the SRF assessments due on September 30, 2001, pending final resolution of PLDT’s Motion for Reconsideration. The CA granted PLDT’s prayer for injunctive relief, and re-issued a Writ of Preliminary Injunction, the same to be effective until the resolution of PLDT’s Motion for Reconsideration.

In March 2002, the CA issued a resolution denying PLDT’s Motion for Reconsideration and dissolving the Writ of Preliminary Injunction. PLDT then filed with the SC a Petition for Review on Certiorari of the said CA decision.

In light of the September 30 statutory deadline for the payment of the SRF, PLDT filed with the SC an Urgent Motion for the Issuance of a Temporary Restraining Order to enjoin the NTC from enforcing any SRF assessments against PLDT pending the resolution of its Petition for Review on Certiorari. Considering, however, that as of September 30, 2002, no decision had been promulgated by the SC on the aforementioned Motion, PLDT on the said date paid the SRF for the years 2000 and 2002 based on the paid-up capital including premium but excluding stock dividends.

On January 16, 2003, PLDT filed a consolidated reply to the Solicitor General’s comment (dated October 4, 2002) with a motion for the early resolution of the case. The case, upon the rules and practice of Court, now stands submitted for decision.

Considering the September 30, 2003 statutory deadline for the payment of the SRF, PLDT on the said date, paid the SRF for the year 2003 based on the paid-up capital including premium but excluding stock dividends.

Since 1976, PLDT has received assessments from NTC for permit, SRF and other charges. As of
September 30, 2003, PLDT has paid a total amount of Php1,761 million in SRF, of which Php1,558 million were paid under protest.

Local Franchise Tax Assessments. PLDT is presently a party to several cases pending before courts of original and appellate jurisdictions in the Philippines involving the issue of exemption of PLDT from local franchise and business taxes.

PLDT believes, based on the opinion of its legal counsel, that it is exempt from payment of local franchise and business taxes. PLDT’s claim for exemption or exclusion from local franchise and business taxes is grounded on Section 12 of Republic Act 7082, or the PLDT Franchise, as implicitly amended and expanded by Section 23 of Republic Act 7925, or R.A. 7925, also known as the Public Telecommunications Policy Act. Further, PLDT claims that assuming that it is liable for local franchise tax, R.A. 7160, or the Local Government Code, provides that local franchise tax shall be based on the gross receipts of the preceding year received or collected for services rendered within the jurisdiction of the taxing authority. Therefore, the use by some local government units of gross revenues as the basis for computation of franchise tax is in gross violation of the law because it pertains to all income earned regardless of whether it was received or not, unlike gross receipts which are essentially the amount of money or its equivalent actually or constructively received. Moreover, gross revenues refer to all income earned by PLDT within and outside the jurisdiction of the local taxing authority; thus, the use thereof as a basis of computation will exceptionally overstate the franchise tax.

To date, PLDT has received from several local government units’ assessments for local franchise and/or business taxes covering various periods, in the aggregate amount of Php4,523 million. PLDT has invariably protested these assessments, appealed to the lower courts denials of its protests by local government units, and elevated to the CA or the SC adverse decisions of the lower courts.

In a case entitled PLDT vs. the City of Davao, on August 22, 2001, the Supreme Court denied PLDT’s Petition for Review on Certiorari and affirmed the decision of the Davao City Regional Trial Court upholding the assessment of local franchise tax in the amount of Php4 million for the year 1999 and denying PLDT’s claim for a refund of erroneously paid franchise tax for the year 1997 and the first to the third quarters of 1998. The Supreme Court held that although the withdrawal of tax exemptions under the Local Government Code does not preclude Congress from granting subsequent exemptions, the issue is whether, after the withdrawal of PLDT’s exemption under the Local Government Code, PLDT again became entitled to the exemption by virtue of Section 23 of R.A. 7925. The Supreme Court ruled that PLDT is not entitled to this exemption, and cited rules in statutory construction holding that tax exemptions are highly disfavored, and that legislative intent must be ascertained from a consideration of the statute as a whole and not merely of a particular provision. The decision stated that the term “exemption” in Section 23 is too general and it does not appear that, in approving Section 23 of Republic Act No. 7925, Congress intended it to operate as a blanket tax exemption to all telecommunication entities. As such, the Supreme Court held that Section 23 of the Republic Act No. 7925 cannot be considered as having amended PLDT’s franchise so as to entitle it to exemption from local franchise tax. On October 1, 2001, PLDT filed a Motion for Reconsideration of the Supreme Court decision and a Motion to Refer the case to the Court En Banc and for Oral Arguments. The Oral Arguments were held on January 21, 2003 and both parties submitted their Memorandum. On March 25, 2003, the Supreme Court decided by a 9-to-5 vote to deny PLDT’s Motion for Reconsideration and affirmed the franchise tax assessment of Davao City in the amount of Php4 million. Subsequently, PLDT paid the Davao City government franchise taxes covering the period 1999 to 2003, including the Php4 million, but is seeking reconsideration of the surcharges and interests of about Php10 million imposed by the Davao City government. PLDT believes that although the Supreme Court decision would constitute a precedent, this will not automatically result in the termination of the other pending local franchise tax cases with the courts rendering a decision adverse to us and PLDT will pursue all legal remedies with regard to all pending cases.

On August 8, 2001, PLDT received a decision, dated July 16, 2001, on its petition filed with a Regional Trial Court of the City of Makati appealing the denial of PLDT’s protest of the assessments for local franchise taxes in the aggregate amount of Php595 million for the years 1992 to 1994 and Php1,100 million for the last three quarters of 1995 up to 1998. This decision ordered PLDT to:

•         submit its audited financial statements showing its gross receipts for the period from October to December 31, 1992, 1993, 1994, 1995, 1996, 1997 and 1998, so that the City of Makati can make the proper assessment of the tax due;

•         pay the City of Makati the sum equivalent to 0.5% of the total gross receipts realized during the period October 1 to December 31, 1992, 1993, 1994, 1995, 1996, 1997 and 1998 after determination of PLDT’s annual gross receipts for the subject years; and

•         henceforth pay its franchise and business taxes pursuant to Section 137 of Republic Act 7160.

PLDT filed an appeal with the Supreme Court on September 20, 2001. In its appeal, PLDT argued, among other things, that:

•         the right of the City of Makati to assess PLDT for any alleged deficiency in franchise tax for the years 1992 to 1994 in the approximate amount of Php595 million has prescribed because the Local Government Code provides for a period of five years within which an assessment can be made by the local government unit and the City of Makati assessed these alleged taxes against PLDT only on May 24, 1999;

•         PLDT is exempt from local franchise and business taxes by virtue of the equality of treatment clause under the Public Telecommunications Policy Act as confirmed by the Department of Finance through the Bureau of Local Government Finance and is not therefore liable to pay the City of Makati deficiency tax for the years 1995 to 1998 in the amount approximately Php1,100 million; and

•         Assuming (without admitting) that PLDT is liable to pay the franchise tax, the approximate Php1,684 million total assessment is erroneous as it was based on PLDT’s total annual gross receipts derived from its overall business operations, while the Local Government Code provides that the franchise tax which can be imposed by the local government unit shall be based on the annual gross receipts derived from within the taxing local government unit territory or, in this case, from the operations of PLDT within the City of Makati only.

In a resolution dated October 22, 2001, the Supreme Court remanded the case to the Court of Appeals. As required by the Court of Appeals, the City of Makati filed its Comment and PLDT filed its Reply to the Comment. On August 21, 2002, the Court of Appeals suspended further proceedings in the case until the Supreme Court resolved similar issues raised in the City of Davao case discussed above. On April 28, 2003, the City of Makati filed a Motion to Resolve the Case citing the decision of the Supreme Court resolving PLDT’s Motion for Reconsideration. On July 15, 2003, the Court of Appeals issued a decision modifying the decision of the Regional Trial Court in respect of the assessment made by the City of Makati for the years 1992 to 1994. The Court of Appeals ruled that the City of Makati cannot impose franchise tax while it was still a municipality. In its decision, the Court of Appeals held that PLDT is not liable to pay Makati City franschise tax for the period from 1992 to 1994 since, during that period, a municipality was not empowered to impose franchise tax. However, the Court of Appeals upheld the right of Makati City to impose franchise tax starting the year 1995, when it became a city. This decision ordered PLDT to:

•         submit its audited financial statements showing its gross annual receipts for the years 1995, 1996, 1997 and 1998;

•         pay the City of Makati the amount of the tax due, after arriving at the proper assessment; and

•         henceforth pay its franchise tax pursuant to Section 137 for the Local Government Code

On September 1, 2003, the City of Makati partially appealed to the Supreme Court the decision of the Court of Appeals in so far as the assessment for the period 1992 to 1994 is concerned. On September 3, 2003, PLDT also appealed to the Supreme Court the issue of liability of PLDT for franchise tax for the period 1995 to 1998, by way of petition for review on certiorari based on the following grounds:

•          the Court of Appeals relied solely on the Decision dated August 22, 2001 promulgated by the Supreme Court in the case of PLDT vs. the City of Davao, as well as on its Resolution dated March 25, 2003 in the same case denying PLDT’s Motion for Reconsideration. However, there are strong and valid reasons why the Decision in that case should be reexamined;

•          the Regional Trial Court erred in not holding that under PLDT’s franchise (Republic Act No. 7082), as amended and expanded by Section 23 of Republic Act No. 7925 (Public Telecommunications Policy Act), taking into account the “in lieu of all taxes” clause in the franchises of Globe Telecom, Inc. (Republic Act No. 7229), Smart Telecommunications, Inc. (Republic Act No. 7294), and several other franchises which were granted subsequent to the Local Government Code, no franchise taxes and business taxes may be imposed on PLDT by the City of Makati;

•          the Regional Trial Court erred in applying Section 137 of the Local Government Code, which, in relation to Section 151 thereof, allows the City of Makati to impose the franchise tax;

•          the Court of Appeals erred in applying the rule in statutory construction that tax exemptions are construed strictly against the taxpayer;

•          the Court of Appeals and Regional Trial Court erred in not giving weight to the ruling of the Bureau of Local Government Finance of the Department of Finance;

•          the Court of Appeals erred in not holding that the City of Makati has no power to make an assessment for local franchise tax against PLDT in view of its failure to enact an ordinance imposing the aforesaid tax after it became a city on January 2, 1995;

•          the Court of Appeals erred in not holding that the assessments for franchise tax by the City of Makati against PLDT for the period October 1 to December 31, 1992, 1993, up to 1994, had already prescribed; and

•          the Court of Appeals erred in ordering PLDT to submit to the City of Makati its audited financial statements showing its gross receipts for the period 1995, 1996, 1997, up to 1998.

PLDT intends to further appeal the issue of liability of PLDT for franchise tax to the Supreme Court.

PLDT is also protesting the assessment by the City of Makati of a franchise tax deficiency for 1999 in the amount of Php298 million. On February 26, 2001, PLDT filed a petition in the Regional Trial Court of Makati City to compel the Office of the Makati City Treasurer and the Makati City Law Department to act on PLDT’s protest of the assessed franchise tax deficiency for 1999. This case has been suspended pending review by the Court of Appeals of the decision of the Makati City Regional Trial Court in the action in respect of the 1992 to 1998 assessments described above or until further notice. On June 17, 2003, the City of Makati filed an Ex-Parte Motion to Lift Order of Suspension. In its Order dated June 23, 2003, the Court granted the Motion and ordered the suspension to be lifted. During the pre-trial, considering that there were no factual issues, the parties were directed to file their respective Memoranda. PLDT filed its Memorandum on September 25, 2003.

On December 7, 2001, another case was filed by PLDT against the City of Makati protesting the assessment of local franchise and business taxes for the year 2000 in the amount of Php307 million. During the pre-trial, considering that there were no factual issues, the parties were directed to file their respective Memoranda. PLDT filed its Memorandum on September 17, 2003.

On April 16, 2002, another case was filed by PLDT against the City of Manila protesting the assessment of local franchise and business taxes in the amount of Php2,228 million for the period covering 1997, 1998, 1999, 2000 and 2001, inclusive of penalties and interests. PLDT filed a motion to suspend proceedings on March 10, 2003 pending the resolution by the Supreme Court of the City of Davao case discussed above. The City of Manila submitted its comments and oppositions on PLDT’ motion to suspend the proceedings on March 21, 2003 and the motion is now deemed submitted for resolution.

PLDT has filed other cases pertaining to the assessments made by other local government units, however, these cases involve amounts significantly lower than the assessments in the cases against the City of Makati and the City of Manila. Some of these cases are pending decision by the respective regional trial courts. In each of the other cases in which an unfavorable decision has been rendered by the lower courts against PLDT, PLDT has filed a Petition for Review with the Supreme Court.

PLDT is also a respondent in a case filed by the Province of Pangasinan with the Court of Appeals. On September 12, 2001, the Court of Appeals reversed the decision of the Regional Trial Court of Lingayen, Pangasinan and held that PLDT is exempt from the payment of the local franchise and business taxes. The Court of Appeals denied the Motion for Extension of Time to file a Motion for Reconsideration of the decision of the Regional Trial Court filed by the Province of Pangasinan and also denied the Motion for Reconsideration of the Court of Appeals’ denial of the Motion for Extension of Time. On April 26, 2002, the Province of Pangasinan filed a Petition for Certiorari seeking to, among other things, set aside the decision of the Court of Appeals in respect of the Motion for Extension of Time to file a Motion for Reconsideration and affirm the decision of the Regional Trial Court of Lingayen. On May 29, 2002, the Supreme Court denied this petition on the ground that “the petition is evidently used as a substitute for the lost remedy of appeal” and the Province of Pangasinan filed a Motion for Reconsideration. The Motion for Reconsideration of the Supreme Court resolution filed by the Province of Pangasinan was denied with finality on June 26, 2002.

Similarly, in a case filed by PLDT against the City of Cebu, the Regional Trial Court declared PLDT exempt from payment of local franchise tax and granted PLDT’s claim for refund. This decision became final on July 6, 2001; however, the City of Cebu filed a Petition for Relief of Judgment with a prayer for preliminary injunction, citing the Supreme Court’s decision in the Davao case. PLDT filed its Comment to the Petition.

As of September 30, 2003, the aggregate amount claimed by the local government units in these lawsuits was Php4,523 million with respect to PLDT and Php313 million with respect to Smart. We believe that in the event these lawsuits are decided against us, our potential liability is likely to be significantly lower than the amounts claimed by the plaintiffs.

In addition to the cases discussed above, we have received assessments for local business and franchise taxes in the aggregate amount of Php624 million, all of which are under administrative protest.

The outcome of these local franchise assessments may have an effect on other taxes to which PLDT could be subject to.

Smart

NTC SRF. Smart has been paying under protest the SRF assessed by the NTC. On September 27, 2001, Smart paid the amount of Php86 million representing SRF for 2001. On September 30, 2002, Smart paid the amount of Php114 million representing SRF for 2002. On September 30, 2003, Smart paid about Php122 million representing the SRF for 2003.

The above amounts and all other assessments for SRF in the past were paid under protest as Smart believes that the same is exorbitant and unreasonable and contrary to Section 5(g) of R.A. 7925. R.A. 7925 states that the NTC should impose only reasonable fees and charges as may be necessary to cover reasonable costs and expenses for the regulation and supervision of the operation of the telecommunications entities.

In its protest, Smart also cited the decision of the Court of Appeals in the case of ICC Corporation vs. NTC (CA-GR SP No. 45-100, September 30, 1999) which held that: “In the guise of taxation, respondent NTC has in fact arrogated upon itself the power to tax an entity, which it is not authorized by law to do, thereby exceeding its lawful jurisdiction and/or acting with grave abuse of discretion. That respondent NTC has been generating income from the collection of fees from telecommunication entities in the guise of regulation is evident and that the NTC is not classified as tax generating agency of the government.”

NTC Spectrum User’s Fee, or SUF. Smart has been paying under protest the SUF, assessed by the NTC. On January 31, 2002, Smart paid about Php40 million representing SUF for 2002. On January 31, 2003, Smart paid about Php48 million representing SUF for 2003.

The above amounts and other assessments for SUF were paid under protest as Smart believes that the same are exorbitant and not reasonable for the use of the radio frequency spectrum considering the present economic conditions and the expenses incurred in the operations and maintenance of Smart’s telecommunications facilities. Also, as provided in Memorandum Circular 10-10-97 of the NTC, “the SUF shall be based on the amount of spectrum used, the type of service being offered and the economical classification of the area covered by the radio station” and Section 15 of R.A. 7925 is clear when it mandates that the use of the radio frequency spectrum “shall be subject to reasonable spectrum user fees”.

NTC Radio Station License, or RSL. Smart filed a petition with the NTC last March 4, 2003 for the refund or credit of overpaid RSL fees in the amount of Php31 million for the years 2000 to 2002. The overpayment was a result of the redundancy in the computation of the SUF and RSL fees.

Local franchise tax assessments. To date, Smart has received assessments for local franchise and business taxes from certain cities and municipalities in the aggregate amount of approximately Php313 million. Smart has formally protested these assessments based on the following:

•         An opinion issued by the Bureau of Local Government Finance, or BLGF, dated August 13, 1998 stating that Smart should be considered exempt from the local franchise tax provided under Section 137 of the Local Government Code, which exemption shall be applicable only to local franchise and business taxes.

•         R.A. 7925 was passed on February 20, 1995 after the passage of the Local Government Code. Under the ipso facto provision of R.A. 7925, the holder of a franchise granted prior to or after the effective date of R.A. 7925 is entitled to the benefit or any favorable provisions contained in any other franchises, regardless of whether such franchises were granted prior to or after the passage of R.A. 7925.

•         Because Smart’s legislative franchise took effect after the effective date of the Local Government Code, the franchise tax prescribed under Section 137 thereof should be deemed to be part of the said franchise. Section 137 states that “cellular operators shall only pay a franchise tax equivalent to 3% of all gross receipts of the business transacted under the franchise, and the said percentage shall be in lieu of all taxes on this franchise or earnings thereof.”

•         In the PLDT vs. City of Davao case, the Supreme Court took cognizance of the BLGF opinion by stating that Smart’s franchise granted after the effectivity of the Local Government Code exempted it from the payment of local franchise and business taxes.

Smart’s administrative protest against the Makati and Iloilo assessments were denied, while those against the Digos and General Santos assessments in the aggregate amount of Php59,447 have not yet been decided.

Smart filed separate petitions appealing the local franchise and business tax assessments of Makati City in the amount of Php196 million for the calendar years 2000 and 2001, and in the amount of Php116 million for the calendar years 1995, 1998 and 1999. These cases have been consolidated and are now pending before Regional Trial Court, Branch 61 of Makati City. Smart’s earlier motion to suspend trial pending resolution of the Smart franchise tax case in Davao was subsequently denied by said court.

Smart also filed a petition appealing the local franchise and business tax assessment of Iloilo City in the amount of Php1 million. This case is now pending before the Regional Trial Court, Branch 28 of Iloilo City.

Smart also filed a Petition for Declaratory Relief with the SC questioning an ordinance issued by the City Council of Davao on the local franchise and business taxes. The SC decided in favor of the City of Davao and Smart’s Motion for Reconsideration of said decision was denied. Smart filed with the SC a Petition for Review under Rule 45 of the 1997 Rules of Procedure to appeal the aforestated decision.

Mabuhay Satellite

Mabuhay Satellite was the respondent in an arbitration commenced by SS/L as a result of a dispute between the two parties concerning their satellite joint venture. On June 5, 2002, Mabuhay Satellite received an arbitration decision requiring Mabuhay Satellite to pay SS/L the principal amount of US$10 million plus interest representing Mabuhay Satellite’s unpaid balance for the 65% equity share in the joint venture. On June 30, 2003, Mabuhay Satellite and SS/L concluded a settlement agreement whereby Mabuhay Satellite would lease two (2) transponders on a life-term basis to SS/L and offset the lease charges due from SS/L and receivables from Loral Skynet Network Services, Inc. (formerly Loral Cyberstar, Inc.), an affiliate of SS/L for the full and final settlement of the arbitration decision. The settlement is subject to Mabuhay creditors’ approval.

PLDT and some of its subsidiaries are involved in certain other legal actions and claims arising in the ordinary course of business. The respective managements of PLDT and said subsidiaries believe that any possible loss that they may incur as a result of such legal actions, claims and assessments not covered by an allowance for losses will not have a material effect on their respective financial positions and results of operations.

23.  Foreign Currency-Denominated Monetary Assets and Liabilities

PLDT’s and its subsidiaries’ foreign currency-denominated monetary assets and liabilities and their peso equivalents follow:

	September 30, 2003 (Unaudited)		December 31, 2002 (Audited)
	U.S. Dollar	Peso Equivalent	U.S. Dollar	Peso Equivalent
	(in millions)
Consolidated
Assets
Cash and cash equivalents	US$122	Php6,687	US$76	Php4,033
Accounts receivable	191	10,504	148	7,910
	313	17,191	224	11,943
Liabilities
Accounts payable	40	2,222	56	2,969
Accrued expenses and other current liabilities	140	7,702	165	8,782
Notes payable	–	–	6	320
Long-term debt	2,707	145,890	2,957	156,398
Deferred credits and other noncurrent liabilities	91	4,987	98	5,205
	2,978	160,801	3,282	173,674
Net foreign currency – denominated liabilities	US$2,665	Php143,610	US$3,058	Php161,731

Non-Consolidated
Assets
Cash and cash equivalents	US$54	Php2,979	US$49	Php2,602
Accounts receivable	130	7,123	116	6,158
	184	10,102	165	8,760
Liabilities
Accounts payable	7	382	23	1,220
Accrued expenses and other current liabilities	9	474	47	2,476
Notes payable	–	–	6	320
Long-term debt	2,401	129,131	2,558	135,158
Deferred credits and other noncurrent liabilities	91	4,987	98	5,205
	2,508	134,974	2,732	144,379
Net foreign currency – denominated liabilities	US$2,324	Php124,872	US$2,567	Php135,619

In translating the foreign currency-denominated monetary assets and liabilities into peso amounts, the exchange rates used were Php54.877 to US$1.00 and Php53.254 to US$1.00, the peso-dollar exchange rates as at September 30, 2003 and December 31, 2002, respectively.

24.  Financial Instruments

PLDT

Long Term Currency Swaps

PLDT entered into long-term principal-only currency swap agreements with various foreign counterparties to hedge the currency risk on its fixed rate notes maturing in 2009, 2012 and 2017. As of September 30, 2003 and December 31, 2002, these long term currency swaps have an aggregate notional amount of US$725 million and US$550 million, respectively. Under the swaps, PLDT effectively exchanges the principal of its US dollar-denominated fixed rate notes into peso-denominated loan exposures at an agreed swap exchange rate. The agreed swap exchange rate is reset to the lowest Peso/US$ spot exchange rate during the term of the swap, subject to a minimum exchange rate. As of September 30, 2003 and December 31, 2002, the outstanding swap contracts have been reset to average exchange rate of Php51.225 and Php51.266, respectively. In addition, PLDT is required to make semi-annual fixed or floating swap cost payments to its counterparties, which amount to about 2.041% and 2.35% per annum on September 30, 2003 and December 31, 2002, respectively.

Due to the amounts of PLDT’s foreign currency hedging requirements and the large interest differential between the Philippine Peso and the US$, the costs to book long-term currency swaps can be significant. In order to manage such hedging costs, PLDT utilizes structures that include currency option contracts, credit linkage, and fixed to floating coupon-only swaps.

The currency swap agreement relating to the 2009 fixed rate notes has been structured to include currency option contracts. If the Peso/US$ spot exchange rate on maturity date settles beyond an agreed threshold, PLDT will have to purchase US$ at the minimum exchange rate plus the excess above the agreed threshold rate. On the other hand, if on maturity, the Peso/US$ spot exchange rate is lower than the minimum exchange rate, PLDT will have the option to purchase at the prevailing Peso/US$ spot exchange rate.

US$575 million of the long-term currency swaps outstanding as of September 30, 2003, have been structured to include credit-linkage with PLDT as the reference entity. The specified credit events include bankruptcy, failure to pay, obligation acceleration, moratorium/repudiation, and restructuring of PLDT bonds or all or substantially all of PLDT’s obligations. Upon the occurrence of any of these credit events, subject to agreed threshold amounts where applicable, the obligations of both PLDT and its counterparty under the swap contracts terminate without further settlements to either party, including any mark-to-market value of the swaps.

A portion of our currency swap agreements to hedge our 2017 fixed rate notes carry fixed rate swap cost payments. To effectively lower the running cost of such swap agreements, PLDT, in April 2003, entered into an agreement to swap the coupon on US$125 million of its 2012 fixed rate notes into a floating rate JP¥ amount. Under this agreement, PLDT is entitled to receive the full equivalent of the fixed coupon provided the US$/JP¥ exchange rate stays above a predetermined level. Below this level, only a fraction of the fixed coupon will be due PLDT.

Forward Exchange Contracts

PLDT had the following aggregate outstanding short-term forward exchange contracts to buy US$ and sell Pesos as of September 30, 2003 and December 31, 2002:

	September 30, 2003 (Unaudited)	December 31, 2002 (Audited)
Aggregate notional amount (in millions)	US$142.1	US$211
Weighted average forward rate	Php55.26 to US$1	Php53.94 to US$1

Short Term Currency Option Contracts

In March 2003, PLDT utilized structures incorporating currency options to hedge the maturing principal on its fixed rate notes due June 2003 and June 2004. As of September 30, 2003, PLDT had outstanding currency option contracts amounting to US$70 million.

Smart

Currency Swaps

Smart’s currency swap agreement with a foreign financial institution matured last April 30, 2003 with realized gain of Php1,179 million. Final exchange of funds was made and the contract is now terminated.

The complementary currency swap agreement entered into by Smart’s subsidiary also matured and was terminated on the same date.

Forward Exchange Contracts

Smart has the following outstanding short-term forward exchange contracts to buy US$ and sell Pesos as of September 30, 2003 and December 31, 2002:

	September 30, 2003	December 31, 2002
Aggregate notional amount (in millions)	US$68.2	US$5
Weighted average forward rate	Php57.66 to US$1	Php53.47 to US$1

25.  Reportable Segments

Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by management in deciding how to allocate resources and in assessing performance. Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments.

We have organized our business into three main segments:

•         Fixed Line — fixed line telecommunications services primarily provided through PLDT. We also provide fixed line services through PLDT’s subsidiaries Clark Telecom, Subic Telecom, MaraTel, BCC which together account for approximately 1% of our consolidated fixed lines in service, and PLDT Global;

•         Wireless — wireless telecommunications services provided through our cellular service provider, Smart, and satellite and VSAT operators, namely PLDT’s subsidiaries Mabuhay Satellite, ACeS Philippines and Telesat; and

•         Information and Communications Technology — information and communications infrastructure and services for Internet applications, Internet protocol-based solutions and multimedia content delivery provided by PLDT’s subsidiary ePLDT, Internet access services provided by ePLDT’s subsidiary Infocom, and e-commerce, call centers and IT-related services provided by other investees of ePLDT, as described in Note 9 – Investments.

The segment assets as of September 30, 2003 and December 31, 2002 and results of operations of our reportable segments for the nine months ended September 30, 2003 and 2002 reported under Philippine GAAP are as follows:

	Fixed Line	Wireless	Information and Communications Technology	Eliminations	Total
	(in million pesos)
As of and for the nine months ended September 30, 2003
Operating revenues	36,581	35,596	1,321	(3,095)	70,403
External revenues	34,288	34,858	1,257	–	70,403
Inter-segment revenues	2,293	738	64	(3,095)	–
Operating expenses	27,197	22,558	1,406	(3,108)	48,053
External expenses	24,420	22,227	1,406	–	48,053
Inter-segment expenses	2,777	331	–	(3,108)	–
Operating income (loss)	9,384	13,038	(85)	13	22,350
Segment assets	259,031	77,417	3,252	(47,364)	292,336
Segment liabilities	159,879	36,151	3,008	(7,106)	191,932
Net cash flows provided by (used in):
Operating activities	17,517	19,237	(121)	253	36,886
Investing activities	(967)	(6,433)	(26)	(4,347)	(11,773)
Financing activities	(17,968)	(10,874)	178	4,093	(24,571)
Depreciation and amortization	9,831	7,721	247	–	17,799
Provision for doubtful accounts	2,551	493	14	–	3,058
Capital expenditures	3,995	6,931	71	–	10,997
As of December 31, 2002 (As restated – Note 3) and for the nine months ended September 30, 2002 (Unaudited/As restated -Note 3)
Operating revenues	35,667	24,235	613	(2,351)	58,164
External revenues	33,929	23,622	613	–	58,164
Inter-segment revenues	1,738	613	–	(2,351)	–
Operating expenses	25,964	19,423	966	(2,354)	43,999
External expenses	23,990	19,043	966	–	43,999
Inter-segment expenses	1,974	380	–	(2,354)	–
Operating income (loss)	9,703	4,812	(353)	3	14,165
Segment assets	263,043	77,035	3,651	(44,171)	299,558
Segment liabilities	167,427	39,894	3,060	(6,687)	203,694
Net cash flows provided by (used in):
Operating activities	23,031	15,039	92	131	38,293
Investing activities	(6,116)	(5,100)	(634)	(32)	(11,882)
Financing activities	(16,518)	(7,206)	498	(99)	(23,325)
Depreciation and amortization	9,818	7,817	217	–	17,852
Provision for doubtful accounts	2,730	475	13	–	3,218
Capital expenditures	5,011	5,492	608	–	11,111

26.  Other Matters

a. Interconnection Agreements

PLDT has existing interconnection agreements with nine International Gateway Facilities, or IGF operators, six Inter Exchange Carriers, or IXCs, six Cellular Mobile Telephone Systems, or CMTS operators, 70 LECs (including members of the Philippine Association of Private Telephone Companies, Inc.), and 12 paging and trunk radio operators. These interconnection agreements include provisions for settlement and payment of charges. Settlements with interconnecting IGF operators and CMTS operators for local calls are in the form of access charges. Settlements with interconnecting IXCs and LECs for toll calls are based on hauling and access charges, and to some extent, revenue sharing. Settlement also involves payment of access charges, but settlement for toll calls is on a revenue-sharing basis. LEC to LEC interconnection with hauling from one service area to another service area is settled based on trunk charges, while overlay LEC to LEC interconnection in a given service area is without charges. Paging and trunk radio interconnection settlements are based on fixed charges.

b. Proposed Metering of Local Exchange Service

The proposed metering of PLDT’s local exchange service has been temporarily suspended for further review by the NTC.

c.       U.S. Federal Communications Commission, or FCC, Ruling versus Philippine Telecommunications Companies

In May 2002, PLDT advised AT&T Corp., or AT&T, MCI and other carriers of PLDT’s desire to increase its termination rates by August 2002. Despite numerous negotiation sessions in 2002 and 2003, AT&T and MCI refused to accept any rate increases. PLDT unilaterally extended its prior termination charges to each carrier while continuing offers to negotiate, first from August 1, 2002 to October 1, 2002, then until December 31, 2002, and then, finally, despite the lack of a written agreement from AT&T and MCI, through January 31, 2003. While nearly 100 carriers worldwide, including more than 20 U.S. carriers, have then agreed to the new termination rates and entered into new termination rate agreements with PLDT, the termination rate agreements with AT&T and MCI lapsed in December 2002, without either agreeing with PLDT on any provisional arrangement or final agreement on the new termination rates. Faced with the continuing stonewalling by AT&T and MCI, PLDT, in December 2002, was forced to notify each company that PLDT’s termination rates would finally be increased as of February 1, 2003. Because no agreement was reached with either AT&T or MCI, effective as of February 1, 2003, PLDT stopped terminating traffic sent directly by each of AT&T and MCI.

On February 7, 2003, AT&T and MCI filed separate petitions with the U.S. FCC requesting the U.S. FCC to take action to protect U.S. international carriers and U.S. consumers from alleged “whipsawing” behavior occurring on the U.S.-Philippine route. “Whipsawing” is a form of anti-competitive behavior that involves the ability of foreign carriers to obtain unduly favorable terms and conditions from U.S. international service providers by setting competing U.S. carriers against one another.

On February 7, 2003, the National Telecommunications Commission, or NTC, of the Republic of the Philippines directed Philippine carriers to take one of two different courses of action, depending on whether such carriers had effective termination rates with their counterparties. If PLDT had “existing and effective agreements with foreign telecommunication carriers relative to termination rates”, it should “comply with the terms thereof, specifically in maintaining the flow of traffic in and between circuits and facilities covered by such agreements.” If, however, the counterparty and PLDT were “without existing and effective agreements relative to termination rates,” then PLDT is “encouraged … to negotiate and conclude agreements” with the counterparty, and “the parties may agree on provisional/interim arrangements for continuity of service.” Each of AT&T and MCI immediately rejected PLDT’s offer for an interim termination rate agreement.

On February 26, 2003, the NTC issued an Order confirming that, pursuant to its February 7, 2003 Order, “it is understood that absent any provisional or interim arrangement or agreement” with U.S. carriers, there would be no provision of termination services between the parties “who are thereby encouraged to seek other routes or options to terminate traffic to the Philippines.”

On February 28, 2003, PLDT and MCI reached an “interim agreement” effective through March 31, 2003, whereby PLDT agreed to provide direct service under a revised termination rate structure while the parties negotiated a final termination rate agreement. This interim agreement expired on April 15, 2003.

On March 10, 2003, the International Bureau of the U.S. FCC granted the request of AT&T and MCI and issued an Order directing all facilities-based carriers subject to U.S. FCC jurisdiction to suspend payments for termination services to Philippine carriers, including PLDT, Globe Telecom, Inc., Bayan Telecommunications Philippines, Inc., Digital Telecommunications Philippines, Inc., Smart and Subic Telecom until such time as the U.S. FCC issues a Public Notice that AT&T’s circuits on the U.S.-Philippine route are fully restored. The Order also removed the Philippines from the list of U.S.-international routes approved for the provision of International Simple Resale. As of September 30, 2003, receivables from U.S. carriers amounted to approximately US$21 million, of which US$10 million was attributable to PLDT, US$6 million to Smart and US$5 million to Subic Telecom.

In response to the ruling of the International Bureau of the FCC, the NTC issued a Memorandum Order dated March 12, 2003 directing all affected Philippine carriers “(1) not to accept terminating traffic via direct circuits from U.S. facilities-based carriers who do not pay Philippine carriers for services rendered; and (2) to take all measures necessary to collect payments for services rendered in order to preserve the viability, efficiency, sustained growth and development and continued competitiveness of the Philippine telecommunications industry.”

The NTC also stated in its March 12, 2003 Order that the termination rates offered by PLDT are “fair and reasonable.” These rates, US$0.12 per minute for calls terminating on the fixed-line network and US$0.16 per minute for calls terminating on mobile networks, are well below the FCC benchmark settlement rate of US$0.19 per minute for low middle income countries such as the Philippines and also substantially below the settlement rate of US$0.238 per minute suggested by the International Telecommunication Union for countries with teledensity between 1 to 5 telephones per 100 population.

On April 9, 2003, we filed with the FCC an application for review of the International Bureau’s March 10, 2003 Order. On April 24, 2003, AT&T and MCI filed Oppositions to our application for review of the International Bureau’s March 10, 2003 Order and on May 5, 2003, we filed our reply to these Oppositions.

To resolve the long standing issue on termination rates and to allow Philippine and US carriers to freely negotiate a mutually acceptable settlement of this issue, and to provide an appropriate atmosphere for commercial negotiations to prosper, on October 17, 2003 the NTC lifted its March 12, 2003 Order and ordered all Philippine carriers to immediately accept terminating traffic via direct circuits from U.S. facilities based carriers on mutually acceptable final or interim termination rates, on terms and conditions to be agreed upon by the parties. Based on the negotiations between the NTC and the U.S. FCC, the NTC stated in its October 17, 2003 Order that it expects the U.S. FCC to immediately lift its March 10, 2003 Order, thereby canceling the non-payment provisions thereof and subsequently returning the Philippines to the list of U.S.-international routes approved for the provision of international simple resale. As of

November 3, 2003, the U.S. FCC has yet to lift its March 10, 2003 Order. On September 30, 2003, SMART and AT&T signed an interim agreement that will pave the way for the resumption of services between the two companies. Under the interim agreement, SMART will restore bilateral facilities while AT&T will settle all outstanding amounts and termination fees to SMART, once the FCC lifts the stop-payment order against Philippine carriers. PLDT is currently in negotiations with AT&T and MCI with respect to new termination rate agreements.

27.  Reclassification of Accounts

We have reclassified certain accounts in 2002 to conform with our 2003 financial statements presentation.